     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000
                                                      REGISTRATION NO. 333-92367
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                       POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            STUDENT ADVANTAGE, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             8699                            04-3263743
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or organization)      Classification Code Number)           Identification Number)

                            ------------------------

                               280 SUMMER STREET
                          BOSTON, MASSACHUSETTS 02210
                                 (617) 912-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                             RAYMOND V. SOZZI, JR.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            STUDENT ADVANTAGE, INC.
                               280 SUMMER STREET
                          BOSTON, MASSACHUSETTS 02210
                                 (617) 912-2000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                              MARK G. BORDEN, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 526-6000
                            TELECOPY: (617) 526-5000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                 [STUDENT LOGO]

                            STUDENT ADVANTAGE, INC.
                                1,219,447 SHARES
                                  COMMON STOCK

     Student Advantage previously issued 2,438,875 shares of common stock to the former stockholders of University Netcasting, Inc. in connection with our acquisition of that company. This prospectus relates to resales of 1,219,447 of those shares.

     We will not receive any of the proceeds from the sale of the shares.

     We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "STAD." On March 28, 2000, the closing sale price of the common stock on Nasdaq was $14.50 per share.

                         ------------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                         ------------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                 The date of this Prospectus is March 30, 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS. IN THIS PROSPECTUS, "STUDENT ADVANTAGE," "WE," "US" AND "OUR" REFER TO STUDENT ADVANTAGE, INC. AND ITS SUBSIDIARIES.

                         ------------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   12
Use of Proceeds.............................................   13
Market Price of Common Stock................................   13
Dividend Policy.............................................   13
Selected Consolidated Financial Data........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   15
Business....................................................   23
Management..................................................   35
Certain Transactions........................................   45
Principal Stockholders......................................   46
Selling Stockholders........................................   50
Description of Capital Stock................................   52
Plan of Distribution........................................   54
Legal Matters...............................................   55
Experts.....................................................   55
Additional Information......................................   55
Index to Financial Statements...............................  F-1

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements and the related notes.

                               STUDENT ADVANTAGE

OUR BUSINESS..................  Student Advantage is dedicated to serving the needs of college students through our leading membership program and our network of web sites, including studentadvantage.com, UWIRE.com and FANSonly.com. With our national fee-based membership program, we have created a community of over 1,300,000 student members. Our members receive a variety of services and benefits, including ongoing discounts on products and services offered by national and local vendors. We seek to enhance our brand online and provide additional services to our members, businesses and colleges with the objective of becoming the leading online network of web sites for college students.

                                We believe that Student Advantage appeals to students, businesses and schools because we provide a combination of the following benefits:

                                - For students, a valuable program that offers
                                  ongoing discounts, as well as online content, community and e-commerce targeted at their particular needs,

                                - For businesses, targeted online and offline
                                  access to an attractive demographic group through a trusted brand, and

                                - For schools, a resource for their students and
                                  an opportunity for cost savings and increased revenue.

                                Our position at the intersection of these three groups has enabled us to create a powerful vehicle for advertising and commerce directed at the student market.

                                We generated total revenue of $4.8 million in 1997, $19.4 million in 1998 and $27.6 million in 1999, and incurred a net loss of $6.8 million in 1997, $10.5 million in 1998 and $19.6 million in 1999.

OUR PRODUCTS AND SERVICES.....  Membership in Student Advantage provides students with discounts on products and services offered by over 50 national sponsors, including Amtrak(R), Foot Locker, Greyhound, Staples, Tower Records, textbooks.com and Barnes & Noble College Bookstores, and over 15,000 participating locations in 125 local markets. Student members also receive SAM, Student Advantage Magazine.

                                A key component of our strategy is to make our studentadvantage.com web site the centerpiece of our membership program. We currently offer content and services to all students through studentadvantage.com, including our proprietary U-WIRE news feed; community through online bulletin boards and articles offering advice on student life; and e-commerce through sponsors including Staples, Greyhound, 1-800-FLOWERS.com and textbooks.com. In order to receive discounts on the products offered through our web site, students must join our membership program.

                                We believe that our primary role as a provider of information and services to students, along with the web-savvy nature of our student membership base, makes the internet ideally suited for our business.

                                We also provide tailored marketing services for businesses seeking to market their products to college students. Through our membership program and network of web sites, we provide businesses a platform through which they can reach a large, demographically attractive market. These businesses benefit from targeted and continued access to the student market, as well as our expertise in designing and implementing effective marketing programs to reach college students.

OUR MARKET....................  College students represent an attractive market opportunity for businesses because of their significant purchasing power and their tendency to retain brand loyalties after graduation. According to Student Monitor LLC, a market research company, total discretionary spending by college students in the 1997-1998 academic year exceeded $105 billion.

                                In the United States, there are over 15 million full-time and part-time undergraduate and graduate students at more than 3,500 university and college campuses. This population is expected to grow as there are currently 40 million children and young adults from ages 10 to 19.

OUR STRATEGY..................  Our objective is to be the leading online and offline resource for college students. The key elements of our strategy include the following:

                                - Strengthen our online destination for
                                students,

                                - Continue to build the Student Advantage brand,

                                - Aggressively grow our membership,

                                - Enhance relationships with students,
                                  businesses and schools, and

                                - Continue to pursue strategic acquisitions and
                                  alliances.
                         ------------------------------

     Student Advantage's principal executive offices are located at 280 Summer Street, Boston, Massachusetts 02210 and our telephone number at that location is
(617) 912-2000. Our principal web site is located at www.studentadvantage.com. Information contained on any of our web sites is not part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below are summary consolidated statements of operations data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and summary balance sheet data as of December 31, 1999. This information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts for all periods presented have been restated to reflect the acquisition of University Netcasting, Inc. in June 1999, which was accounted for as a pooling of interests.

     Effective June 18, 1999, University Netcasting, Inc.'s fiscal year end was changed from March 31 to December 31 to conform to Student Advantage's fiscal year end. University Netcasting, Inc.'s results of operations for the years ended March 31, 1996, 1997, 1998 and 1999 have been included in Student Advantage's results of operations for the years ended December 31, 1995, 1996, 1997 and 1998, respectively. University Netcasting's results of operations for the twelve months ended December 31, 1999 have been included in Student Advantage's results of operations for the twelve months ended December 31, 1999. Accordingly, University Netcasting's results of operations for the three months ended March 31, 1999 have been included in Student Advantage's results of operations for both of the years ended December 31, 1998 and 1999. Total revenue and net loss for University Netcasting for the three months ended March 31, 1999 were $682,000 and $1.6 million, respectively. This net loss amount has been reported as an adjustment to the consolidated accumulated deficit.

     Shares used in computing pro forma basic and diluted net loss per share include the conversion of all outstanding shares of our convertible preferred stock into shares of common stock which occurred upon the closing of the initial public offering on June 23, 1999 as if converted on the later of January 1, 1998 or the date of issue.

                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                 1995        1996      1997       1998       1999
                                                              -----------   -------   -------   --------   --------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Total revenue...............................................    $   769     $ 1,838   $ 4,815   $ 19,360   $ 27,644
Total costs and expenses....................................      2,982       4,480    11,566     30,017     48,557
Net loss....................................................     (2,216)     (2,638)   (6,828)   (10,536)   (19,555)
Basic and diluted net loss per share........................    $ (0.16)    $ (0.18)  $ (0.41)  $  (0.59)  $  (0.71)
Shares used in computing basic and diluted net loss per
  share.....................................................     14,184      14,384    16,588     17,710     27,410
Unaudited pro forma basic and diluted net loss per share....                                    $  (0.46)  $  (0.63)
Shares used in computing unaudited pro forma basic and
  diluted net loss per share................................                                      22,772     31,226

                                                                            YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                 1995        1996     1997       1998      1999
                                                              -----------   ------   -------   --------   -------
                                                              (UNAUDITED)
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................................    $    47     $  702   $ 5,806   $  6,140   $15,370
Marketable securities.......................................         --         --        --         --    20,546
Working capital (deficit)...................................       (928)      (114)   (1,670)    (2,355)   24,139
Total assets................................................        338      1,118     7,217     11,704    60,796
Deferred revenue............................................        183        276     5,970      7,064     9,576
Redeemable convertible preferred stock......................         --         54       111     10,196        --
Stockholders' equity (deficit)..............................     (1,065)       (70)   (1,024)   (10,548)   41,694

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Additional risks that are not yet identified or that we currently think are immaterial may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

WE HAVE EXPERIENCED LOSSES IN THE PAST AND EXPECT FUTURE LOSSES

     We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of $6.8 million in 1997, $10.5 million in 1998 and $19.6 million in 1999. As of December 31, 1999, our accumulated deficit was $44.1 million. We expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenue to achieve and maintain profitability.

     We cannot assure you that we will achieve sufficient revenue for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenue grows more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

WE ARE DEPENDENT UPON AT&T FOR A LARGE PERCENTAGE OF OUR REVENUE AND A DECLINE IN REVENUE FROM AT&T WOULD ADVERSELY AFFECT OUR RESULTS

     We have a relationship with AT&T as our exclusive telecommunications partner through which AT&T pays us for a variety of goods and services, including:

     - memberships provided free to students with an AT&T calling card, and

     - marketing services.

     In 1997, we derived $2.4 million, or 50%, of our total revenue from AT&T. In 1998, we derived $11.8 million, or 61%, of our total revenue from AT&T. In 1999, we derived $15.2 million, or 55%, of our total revenue from AT&T. To date, almost all of our members have received their Student Advantage memberships at no charge from AT&T by either electing to apply for an AT&T calling card in connection with their Student Advantage membership or by receiving a free Student Advantage membership from AT&T. We obtain these members as a result of AT&T's distribution of free Student Advantage memberships to students who enroll for an AT&T telecommunications service. In addition, most of our commerce revenue is currently attributable to fees that we earn from AT&T for obtaining completed calling card applications from students. There can be no assurance that we will be successful in expanding our membership base independent of our relationship with AT&T.

     The termination dates of our current agreements with AT&T have been extended until June 2001. However, AT&T may terminate these agreements upon 120 days' prior notice, subject to payment of a termination fee in certain cases. In addition, AT&T can terminate the current agreements if Raymond V. Sozzi, Jr. is no longer employed as our president, or if he no longer owns at least five percent of our capital stock. The termination of our relationship with AT&T would have a material adverse effect on our business.

     We are in discussions with AT&T with respect to the possible restructuring of our agreements with AT&T. There can be no assurance that such discussions will result in any restructuring.

WE HAVE A LIMITED OPERATING HISTORY AND MAY FACE DIFFICULTIES ENCOUNTERED BY EARLY STAGE COMPANIES IMPLEMENTING AN INTERNET STRATEGY

     We have a limited operating history on which an investor can evaluate our business. Our operations began in 1992. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies implementing an internet strategy. These risks include our possible inability to:

     - sustain historical revenue growth rates,

     - generate sufficient revenue to achieve and maintain profitability,

     - implement our business model,

     - maintain the satisfaction of our members,

     - introduce new and enhanced web and offline content, products and services, and

     - respond to competitive developments.

     If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

OUR BUSINESS IS HIGHLY DEPENDENT UPON OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

     We are highly dependent on our president and chief executive officer, Raymond V. Sozzi, Jr., the loss of whom would adversely affect our future success. If Mr. Sozzi is no longer employed as our president, AT&T can terminate its agreements with us.

OUR RELATIONSHIP WITH AT&T COULD HINDER OUR ABILITY TO ATTRACT ADDITIONAL
SPONSORS

     Our agreement with AT&T prevents us from providing our goods and services to other telecommunications companies. Our agreement with AT&T also precludes us, without the consent of AT&T, from entering into a relationship with another sponsor that will distribute our memberships free to students as an incentive or through any promotion. Our relationship with AT&T could hinder our ability to attract additional national sponsors, in particular sponsors who may be interested in purchasing memberships for distribution to students.

WE MAY NOT SUCCESSFULLY IMPLEMENT OUR INTERNET STRATEGY

     In order to successfully implement our internet strategy, we must:

     - establish our network of web sites as the primary vehicle for delivery of our products and services, including member registration and renewal, information regarding national and local sponsors, and customer service,

     - expand our web sites to include more content and services for students and encourage our members to use the sites so that they become more attractive for advertisers, and

     - establish our network of web sites as an effective e-commerce platform.

     Our failure to successfully implement our internet strategy could have a material adverse effect on our business.

OUR ABILITY TO GENERATE SIGNIFICANT REVENUES FROM ONLINE ACTIVITIES AND INTERNET ADVERTISING IS UNCERTAIN

     It is unclear whether companies implementing an internet community business model will generate sufficient revenues to achieve and maintain profitability. Our ability to generate significant revenues from advertisers, sponsors and other businesses in connection with online activities will depend, in part, on our ability to generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among web sites that sell online advertising has led to the creation of a number of pricing alternatives for online advertising. These alternatives make it difficult for us to project future levels of advertising and other internet-related revenue and applicable gross margins related to our online offerings that can be sustained by us or the online advertising industry in general. Our business model depends in part on increasing the amount of revenue derived from internet advertising and other internet-related activities.

OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS, WHICH MAY AFFECT OUR REVENUES AND OPERATING RESULTS

     Our operating results are dependent upon the college student market and we expect them to vary seasonally based upon the typical school year. We tend to sell most of our memberships in the beginning of the fall and winter academic terms. All of these memberships expire on August 31 of each year. Because the aggregate number of memberships within a school year increases as new members are added beginning on September 1, and we recognize revenue from memberships ratably over the period from the time of subscription until the end of our membership year, our subscription revenue will typically be higher in the first and second quarters than in the fourth quarter of each fiscal year. It is difficult to determine how the third quarter will typically compare, since it includes two calendar months from the end of a membership year and the first month of the subsequent membership year.

     Our limited operating history and rapid growth make it difficult for us to more fully assess the impact of seasonal factors on our business. Nevertheless, because our business is dependent upon the student market, we expect that our other revenue may be subject to seasonal fluctuations associated with the typical school year. In particular, other revenue can be expected to be higher during the third and fourth quarters due to increased activity associated with the commencement of the school year. Conversely, the second quarter may have the least amount of other revenue since it includes the months at the end of a school year.

A LIMITED NUMBER OF CUSTOMERS REPRESENT A SIGNIFICANT PERCENTAGE OF OUR REVENUE

     A limited number of customers currently account for a significant percentage of our total revenues. We expect a limited number of customers to continue to account for a significant percentage of total revenues in the future and we believe that we must continue to acquire additional customers to be successful. The loss of any one of these customers could have a material adverse effect on our business.

     While we anticipate that revenues from these limited number of customers will decline as a percentage of total revenues, we expect that a limited number of customers will continue to represent a significant percentage of our total revenues.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE PERFORMANCE AND ARE DIFFICULT TO FORECAST

     In addition to the seasonal fluctuations described above, our revenues and operating results may vary from quarter to quarter for a variety of other reasons, such as the timing of revenues from corporate sponsors or non-recurring charges incurred in connection with acquisitions.

     You should not rely on quarter-to-quarter comparisons of our operating results or our operating results for any particular quarter as indicative of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock might fall.

OUR OPERATING RESULTS DEPEND ON SELLING NEW MEMBERSHIPS EVERY YEAR

     A significant portion of our revenue is derived from membership fees. Members must join our program each year. A significant percentage of our members graduate each year and, therefore, do not renew their memberships. Our revenue growth is highly dependent upon our ability to market the value of our membership to college students and to retain members on a yearly basis. To date, we have not maintained sufficient data to determine the specific number of members who renew on a yearly basis. A failure to acquire new members or renew current members could have a material adverse effect on our business.

OUR OPERATING RESULTS DEPEND ON OUR ABILITY TO MAINTAIN AND INCREASE BUSINESS ALLIANCES AND UNIVERSITY RELATIONSHIPS

     We are dependent upon our sponsors, both national and local, to provide our members with discounts on their products and services. We are also dependent on maintaining college and university relationships to market and sell our products and services. Our ability to maintain these alliances and relationships and to develop new alliances and relationships is critical to our ability to maintain our members. A failure to acquire or maintain alliances and relationships with colleges and universities could have a material adverse effect on our business. In addition, our agreements with a number of our sponsors preclude us from entering into similar arrangements with their competitors. This restriction may prevent us in some cases from offering attractive additional discounts to our members.

COLLEGES AND UNIVERSITIES ARE INCREASINGLY RELUCTANT TO PERMIT BUSINESSES TO MARKET PRODUCTS AND SERVICES ON CAMPUS

     Colleges and universities are becoming increasingly wary of businesses which market products and services to their students. Many colleges and universities are seeking to decrease or eliminate such marketing. In particular, colleges and universities are concerned that many students have incurred substantial levels of credit card debt. As a result, colleges and universities often attempt to prevent credit card companies and other companies that offer credit from marketing to their students. We are sometimes mistaken for a credit card company because we give students a plastic card and a unique identification number to represent their membership. This sometimes makes it difficult for us to gain access to college and university students, and we have been denied access to certain college and university campuses. To date, we have not maintained sufficient data to determine the specific number of colleges and universities which have denied us access to their campuses. Any inability to directly contact students on campus could have a material adverse effect on our business.

WE FACE SIGNIFICANT COMPETITION ON THE INTERNET, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

     Many web sites compete for consumers' and advertisers' attention and spending. We believe that our ability to compete depends upon many factors, including the following:

     - the market acceptance of our web sites and online services,

     - the success of our brand building and sales and marketing efforts,

     - the performance, price and reliability of services developed by us or our competitors,

     - the effectiveness of our customer service efforts,

     - the ability of our competitors to maintain or establish cooperative relationships among themselves or with strategically aligned third parties, and

     - the emergence of new competitors.

     We compete for members and advertisers online with the following types of companies:

     - online services or web sites targeted at college students, and

     - web search and retrieval and other online service companies, commonly referred to as portals, such as AltaVista, Excite, Infoseek, Lycos and Yahoo!.

     The number of web sites competing for the attention and spending of advertisers and consumers, including college students, has increased and we expect it to continue to increase. This market is rapidly evolving and barriers to entry are low, enabling newcomers to launch competing sites at relatively low cost.

     Increased competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business.

OUR MEMBERSHIP PROGRAM EXPERIENCES SIGNIFICANT COMPETITION FROM OTHER MARKETING ACTIVITIES

     We compete for client marketing budget dollars with other marketing activities and, in particular, other forms of direct marketing activities, such as direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the internet and other media. Many industry experts predict that electronic interactive commerce, such as shopping and information exchange via the internet, will proliferate significantly in the foreseeable future. To the extent such proliferation occurs, it could have a material adverse effect on the demand for membership programs.

WE MAY BE UNABLE TO MAKE ATTRACTIVE ACQUISITIONS OR INTEGRATE ACQUIRED COMPANIES

     As part of our business strategy, we plan to continue to acquire or make investments in complementary businesses, products, services or technologies to increase our online traffic and obtain new technologies. However, we cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we buy a business, we could have difficulty in assimilating that company's personnel, operations, products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

     We recently acquired several businesses. Achieving the anticipated benefits of these acquisitions will depend in part upon whether the integration of these businesses is accomplished in an efficient, effective and timely manner. In some cases, the difficulty associated with integrating these businesses may be increased by the necessity of coordinating geographically separated organizations. There can be no assurance that the anticipated benefits of these acquisitions will be achieved. If we are unable to successfully develop and market products and product enhancements as a result of these acquisitions, we may not achieve our new enhanced revenue.

WE MAY BE UNABLE TO SUCCESSFULLY MANAGE CHANGES IN OUR BUSINESS

     We have experienced a period of significant growth. This growth has placed significant demands on our management and strains on our resources. Revenue increased from approximately $1.8 million in 1996 to $4.8 million in 1997 to $19.4 million in 1998 to $27.6 million in 1999. During that same time period we increased from fewer than 50 to more than 310 employees.

     Our ability to manage changes in our business will depend on our ability to continue to enhance our operating, financial and management information systems. We cannot assure you that our personnel, systems and controls will be adequate to support our growth, if any. If we are unable to manage change effectively, maintain the quality of our products and services and retain key personnel, our operating results and financial condition could be significantly affected.

OUR CURRENT FINANCIAL AND MANAGEMENT INFORMATION SYSTEMS MAY BE INADEQUATE TO SUPPORT FUTURE OPERATIONS

     We do not expect our current financial and management information systems to be adequate to support our operations in the future. We are in the process of replacing our accounting system and expect to complete this process within the next three months. If we incur delays or difficulties in implementing an accounting system, our business could be adversely affected.

OUR MANAGEMENT TEAM HAS LIMITED EXPERIENCE IN RUNNING A PUBLIC COMPANY

     Our management team has had limited significant experience in a leadership role in a public company. We cannot assure you that the management team as currently configured will be able to continue to successfully lead a public company. The failure of the management team to continue to adequately handle this challenge could have a material adverse effect on our business.

WE MUST ATTRACT AND RETAIN HIGHLY-QUALIFIED PERSONNEL IN A COMPETITIVE LABOR MARKET

     We need to hire additional members of our management team and other key employees. Competition for such personnel is intense. We have experienced, and we expect to continue to experience in the future, difficulty in hiring highly skilled employees with the appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be adversely affected.

TO EXPAND OUR BUSINESS, WE MAY NEED ADDITIONAL CAPITAL, AND THE FUTURE FUNDING OF THESE CAPITAL NEEDS IS UNCERTAIN

     We require substantial working capital to fund our business. We may require additional financing if capital requirements vary materially from those currently planned.

     Additional funds raised through the issuance of equity securities may have the following negative effects on the then current common stockholders:

     - dilution in percentage of ownership in Student Advantage, and

     - the rights, preferences or privileges of the new security holders may be senior to those of the common stockholders.

     Additional financing may not be available when needed on terms favorable to us or at all. Our failure to raise additional funds, if needed, may result in our inability to:

     - develop or enhance our services,

     - take advantage of future opportunities, or

     - respond to competitive pressures.

OUR SYSTEMS MAY FAIL OR EXPERIENCE A SLOWDOWN

     Substantially all of our communications hardware and certain of our other computer hardware operations are located at USWeb Corporation's facilities in New York and Exodus Communications, Inc. in Waltham, Massachusetts. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our web site. Our business could be adversely affected if our systems were affected by any of these occurrences. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have any secondary "off-site" systems or a formal disaster recovery plan, however we are developing a formal disaster recovery program.

     Our network of web sites must accommodate a high volume of traffic and deliver frequently updated information. Our web sites have in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. These types of occurrences could cause users to perceive our web sites as not functioning properly and therefore cause them to use another web site or other methods to obtain information.

     In addition, our users depend on internet service providers, online service providers and other web site operators for access to our network of web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

WE ARE DEPENDENT ON THIRD PARTIES FOR SOFTWARE, SYSTEMS AND RELATED SERVICES

     We are dependent on various third parties for software, systems and related services. For example, a third party provides warehousing, distribution, fulfillment, mail and data processing services for us. As a result, our ability to deliver various services to our users may be adversely affected by the failure of these third parties to provide reliable software, systems and related services to us.

     We have in the past and may in the future experience slower response times or delays in the processing of applications for students and the delivery of membership identification cards to our members. Many of these delays have been caused by third parties upon which we rely for fulfillment services. If we are unsuccessful in providing our members with membership identification cards or delivering products and services on a timely basis, our business may be adversely affected.

WE MAY BE SUED FOR INFORMATION RETRIEVED FROM THE INTERNET

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our web sites or in our magazine. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subjected to claims based upon the content that is accessible from our web sites through links to other web sites or through content and materials that may be posted by members in chat rooms or bulletin boards. We also offer e-mail services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Our insurance may not adequately protect us against these types of claims.

CONSUMER PROTECTION PRIVACY CONCERNS AND REGULATIONS COULD IMPAIR OUR ABILITY TO OBTAIN AND USE INFORMATION ABOUT OUR USERS AND MAY SUBJECT US TO LITIGATION.

     Our network of web sites captures information regarding our members in order to tailor content to them and assist advertisers in targeting their advertising campaigns to particular demographic groups. However, privacy concerns may cause users to resist providing the personal data necessary to support this tailoring capability. Even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our network of web sites.

     Our network of web sites currently uses cookies to track demographic information and user preferences. A cookie is information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, but is generally removable by the user. Germany has imposed laws limiting the use of cookies, and a number of internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. If these laws are passed, our business, financial condition and results of operations could be materially harmed.

     Legislative or regulatory requirements may heighten privacy concerns if businesses must notify internet users that the data may be used by marketing entities to direct product promotion and advertising to the user. The Federal Trade Commission and state agencies have been investigating various internet companies regarding their use of personal information. In 1998, the United States Congress enacted the Children's Online Privacy Protection Act of 1998. We depend upon collecting personal information from our customers and the regulations promulgated under this act have made it more difficult for us to collect personal information from some of our customers. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. Other countries are political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. If consumer privacy concerns are not adequately addressed, our business, financial condition and results of operations could be materially harmed.

WE MAY BE SUBJECT TO LITIGATION WHICH COULD HAVE A MATERIAL ADVERSE EFFECT UPON OUR BUSINESS

     Our industry has been the subject of substantial amounts of litigation regarding intellectual property and contractual rights. Consequently, there can be no assurance that third parties will not allege claims against the Company with respect to current or future trademarks, advertising or marketing strategies, business processes or other proprietary rights, or that the Company will counterclaim against any such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, require the Company to redesign its products or advertising/marketing strategies or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

WE MAY BE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE IN OUR INDUSTRY

     Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the internet and intense competition in our industry exacerbates these market characteristics. To achieve our goals, we need to effectively integrate the various software programs and tools required to enhance and improve our product offerings and manage our business. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, our new enhancements must meet the requirements of our current and prospective members and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures to adapt to these changes.

OUR INTELLECTUAL PROPERTY RIGHTS MAY BE VIOLATED OR SUBJECT TO LITIGATION AND WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     We believe that protection of our patent, copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property is important to the success of some of our services. We rely on the following mechanisms to protect such intellectual property:

     - patent, trademark and copyright law,

     - trade secret protection, and

     - confidentiality agreements with employees, customers, independent contractors, sponsors and others.

     Despite our best efforts, we cannot assure you that our intellectual property rights will not be infringed, violated or legally imitated. Failure to protect our intellectual property could have a material adverse effect on our business.

     We have been, and may be, sued or named as a defendant in the future for infringement of the trademark and other intellectual property rights of third parties. Any such proceedings or claims could have a material adverse effect on our business, financial condition and results of operations.

THE FAILURE OF COMPUTER SYSTEMS AND SOFTWARE PROGRAMS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     We have made an assessment of the Year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support our systems. Since third parties developed and currently support many of the systems that we use, a significant part of this effort was to confirm that these third-party systems are Year 2000 compliant. We have confirmed this compliance solely through a combination of the representation by these third parties of their products' Year 2000 compliance as well as reviews of Year 2000 readiness documentation from our vendors. Despite this effort, we cannot be certain that none of the third party software, hardware or services incorporated in our material systems need to be revised or replaced. To date, we are not aware of any Year 2000 compliance problems impacting our business. We cannot be certain that there will be no Year 2000 disruptions in the coming months. The failure of systems maintained by third parties to be Year 2000 compliant could cause us to incur significant expense to remedy any problems, reduce our revenues from such third parties or otherwise seriously damage our business. A significant Year 2000-related disruption of the network services or equipment that third-party vendors provide to us could also cause our members or other users to consider seeking alternate providers or cause an unmanageable burden on our customer service and technical support.

     Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, some of our normal business activities or operations.

CERTAIN CURRENT STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK

     Our executive officers, directors and affiliated entities, based on the number of shares of outstanding common stock as of February 29, 2000, together own approximately 63.5% of our outstanding common stock. Therefore, these stockholders are able to control all matters requiring stockholder approval and, thereby, our management and affairs. Matters that typically require stockholder approval include:

     - election of directors,

     - merger or consolidation, and

     - sale of substantially all of our assets.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

OUR STOCK PRICE COULD BE EXTREMELY VOLATILE AND MAY RESULT IN LITIGATION AGAINST US

     The stock market has experienced significant price and volume fluctuations, and our market price could be volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. Litigation could result in substantial costs and a diversion of management's attention and resources.

OUR CHARTER DOCUMENTS MAY INHIBIT A TAKEOVER

     Provisions in our charter and bylaws may have the effect of delaying or preventing a change of control or changes in our management that a stockholder might consider favorable. These provisions include, among others:

     - the division of the Board of Directors into three separate classes,

     - the right of the Board to elect a director to fill a vacancy created by the expansion of the Board, and

     - the requirement that a special meeting of stockholders be called by the Chairman of the Board, President or Board of Directors.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future performance, and are identified by terminology such as "may," "will," "should," "expects," "scheduled," "plans," "intends," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     Student Advantage will not receive any proceeds from the sale of the shares covered by this prospectus.

                          MARKET PRICE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market on June 18, 1999 under the symbol "STAD." Prior to that time there had been no market for our common stock. The table below sets forth the high and low closing sale prices per share for our common stock on the Nasdaq National Market for the periods indicated:

FISCAL YEAR ENDED DECEMBER 31, 1999

                                                            HIGH      LOW
                                                            ----      ---
Second quarter (beginning June 18, 1999)..................  $ 9 1/2   $ 7 1/2
Third quarter.............................................   13 15/16  10 1/16
Fourth quarter............................................   28        12 1/8

     As of February 29, 2000, there were 161 holders of record of the common stock. Because many of such shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders. A recent last reported sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus.

                                DIVIDEND POLICY

     We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Our existing credit facility limits our ability to pay cash dividends or make stock repurchases without the prior written consent of the lender.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data are derived from the financial statements of Student Advantage, Inc. The historical results presented are not necessarily indicative of future results. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Student Advantage's Consolidated Financial Statements and the related Notes. All amounts for all periods presented have been restated to reflect the acquisition of University Netcasting, Inc. in June 1999, which was accounted for as a pooling of interests.

     Effective June 18, 1999, University Netcasting, Inc.'s fiscal year end was changed from March 31 to December 31 to conform to Student Advantage's fiscal year end. University Netcasting, Inc.'s results of operations for the years ended March 31, 1996, 1997, 1998 and 1999 have been included in Student Advantage's results of operations for the years ended December 31, 1995, 1996, 1997 and 1998, respectively. University Netcasting's results of operations for the twelve months ended December 31, 1999 have been included in Student Advantage's twelve months ended December 31, 1999. Accordingly, University Netcasting's results of operations for the three months ended March 31, 1999 have been included in Student Advantage's results for both the years ended December 31, 1998 and 1999. Total revenue and net loss for University Netcasting for the three months ended March 31, 1999 were $682,000 and $1.6 million, respectively. This net loss amount has been reported as an adjustment to the consolidated accumulated deficit.

                                                                     YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------
                                                         1995        1996      1997       1998       1999
                                                      -----------   -------   -------   --------   --------
                                                      (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenue
  Subscription......................................    $   420     $ 1,093   $ 2,971   $  7,174   $  7,838
  Other.............................................        349         745     1,844     12,186     19,806
                                                        -------     -------   -------   --------   --------
    Total revenue...................................        769       1,838     4,815     19,360     27,644
                                                        -------     -------   -------   --------   --------
Costs and expenses
  Cost of subscription revenue......................        160         543     2,628      2,442      2,365
  Cost of other revenue.............................        135         570       702      7,867     13,178
  Product development...............................      1,151       1,516     3,253      4,948      9,654
  Sales and marketing...............................        671         536     1,905      7,313     11,704
  General and administrative........................        864       1,208     2,727      5,484      8,543
  Depreciation and amortization.....................          1         107       351      1,155      1,994
  Stock-based compensation..........................         --          --        --        808      1,119
                                                        -------     -------   -------   --------   --------
    Total costs and expenses........................      2,982       4,480    11,566     30,017     48,557
                                                        -------     -------   -------   --------   --------
  Loss from operations..............................     (2,213)     (2,642)   (6,751)   (10,657)   (20,913)
  Interest income (expense), net....................         (3)          4       (77)       121      1,358
                                                        -------     -------   -------   --------   --------
  Net loss..........................................    $(2,216)    $(2,638)  $(6,828)  $(10,536)  $(19,555)
                                                        =======     =======   =======   ========   ========
  Basic and diluted net loss per share..............    $ (0.16)    $ (0.18)  $ (0.41)  $  (0.59)  $  (0.71)
                                                        =======     =======   =======   ========   ========
  Shares used in computing basic and diluted
    net loss per share..............................     14,184      14,384    16,588     17,710     27,410
                                                        =======     =======   =======   ========   ========
  Unaudited pro forma basic and diluted net loss per
    share...........................................                                    $  (0.46)  $  (0.63)
                                                                                        ========   ========
  Shares used in computing unaudited pro forma basic
    and diluted net loss per share..................                                      22,772     31,226
                                                                                        ========   ========

                                                                     YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------
                                                          1995        1996     1997       1998      1999
                                                       -----------   ------   -------   --------   -------
                                                       (UNAUDITED)
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents............................    $    47     $  702   $ 5,806   $  6,140   $15,370
Marketable securities................................         --         --        --         --    20,546
Working capital (deficit)............................       (928)      (114)   (1,670)    (2,355)   24,139
Total assets.........................................        338      1,118     7,217     11,704    60,796
Deferred revenue.....................................        183        276     5,970      7,064     9,576
Redeemable convertible preferred stock...............         --         54       111     10,196        --
Stockholders' equity (deficit).......................     (1,065)       (70)   (1,024)   (10,548)   41,694

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with Student Advantage's financial statements and related notes and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Student Advantage's actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors' and elsewhere in this prospectus.

OVERVIEW

     Student Advantage is dedicated to serving the needs of college students through its leading membership program and network of web sites. Our revenue is generated from subscription revenue and other revenue.

     Subscription revenue is derived from membership sales. Memberships are sold in three different ways. Almost all are sold to AT&T and distributed in conjunction with an AT&T calling card. The membership cards associated with these membership sales are co-branded and serve as both the Student Advantage membership identification card and an AT&T calling card. In certain cases, renewal of a co-branded membership card is subject to a minimum level of usage of AT&T services during the prior twelve months. We earn a fee from AT&T for each of these memberships, with a current minimum commitment by AT&T of 1.25 million memberships per academic year. During 1997, 1998 and 1999, AT&T accounted for approximately 77%, 95% and 94% of subscription revenue. Memberships are also sold by Student Advantage to colleges, universities and university organizations for distribution free of charge to students. In the 1998-1999 academic year, five colleges, universities and university organizations purchased memberships for distribution free of charge to students. In addition, Student Advantage sells memberships directly to students for a membership fee that is currently $20 per year. Subscription revenue is recognized ratably from the date of subscription to the end of the annual membership period, which ends on August 31 of each year.

     Other revenue includes commerce, marketing services and advertising revenue. Commerce revenue includes primarily transaction-based fees earned for reselling products and services and acquiring customers on behalf of other businesses. To date, commerce revenue has included primarily fees that we receive from AT&T and one other customer for obtaining completed applications on their behalf and the resale of Eurail passes. In connection with each application accepted by AT&T, we also earn membership fees that are included in subscription revenue. Marketing services revenue is derived primarily from providing tailored marketing services to businesses seeking to market their products and services to college students. These services include organizing and executing marketing tours that travel to college campuses, staffing tables in college locations to solicit potential student customers on behalf of businesses and providing media planning and placement. Advertising revenue consists primarily of fees for banner advertisements and sponsorships on our web sites, and advertisements placed in SAM, Student Advantage Magazine.

     We began operations in 1992 as a sole proprietorship, converted to a general partnership in 1995, converted to a limited liability company in 1996 and became a C Corporation in 1998. From inception through December 1997, our revenue was derived primarily from annual membership fees. Since that time, we have expanded our product and service offerings through internal growth as well as acquisitions.

     In December 1997, we completed our acquisition of The Main Quad, Inc. which owned and operated web sites focused on providing content for students. We acquired substantially all the assets of The Main Quad for $272,000 and the issuance of 1,417,720 shares of common stock. In January 1998, we completed our acquisition of Collegiate Advantage, Inc. a provider of marketing and promotional services to businesses targeting college students. The acquisition of Collegiate Advantage marked our entrance into the marketing services business. We acquired substantially all the assets of Collegiate Advantage for $651,000 and the assumption of $275,000 in liabilities. We also agreed to make payments totaling $715,000 to Collegiate Advantage in three installments ending on January 31, 2001. As of December 31,

1999, $355,000 remains outstanding. These acquisitions were accounted for under the purchase method of accounting, and the results of operations of each of the acquired companies have been included in our financial statements since their respective dates of acquisition. Goodwill and other intangible assets in the aggregate amount of $1.4 million were recorded in connection with these and other acquisitions and are being amortized over the economic lives of the related assets, ranging from two to five years.

     On April 1, 1999, Student Advantage completed its acquisitions of The Travel Holding Group, LLC and The Campus Agency, LLC. The Campus Agency provides media planning and strategy consulting services to the U.S. student travel market. The Travel Holding Group is a reseller of Eurail passes. We acquired substantially all of the assets of The Campus Agency and The Travel Holding Group for a promissory note in the amount of $330,000. These acquisitions have been accounted for under the purchase method of accounting, and the results of operations of each company have been included in our results beginning on the acquisition date. Goodwill and other intangible assets in the aggregate amount of $305,000 were recorded in connection with these acquisitions and are being amortized over three years.

     On May 27, 1999, we acquired substantially all of the assets of Mentor Interactive Corp., a provider of internet-based research tools and related materials, in exchange for 18,056 shares of common stock and a warrant to purchase 24,000 shares of common stock at a purchase price of $11.08 per share with an aggregate estimated fair value of approximately $300,000. This acquisition has been accounted for under the purchase method of accounting and the results of operations of Mentor Interactive Corp. have been included in our results of operations beginning on the acquisition date. Goodwill and other intangible assets in the aggregate amount of $312,000 were recorded in connection with the acquisition and are being amortized over a three year period.

     On June 11, 1999, we acquired Transaction Service Providers, Inc., a provider of ID card services to college students and local merchants, in a transaction accounted for as a pooling of interests. Because the historical results of operations and financial position of Transaction Services Providers were immaterial to Student Advantage, prior period financial statements have not been restated and Transaction Service Providers' results of operations have been included in our results as of April 1, 1999. In connection with the acquisition, we issued 195,000 shares of common stock to the stockholders of Transaction Service Providers.

     On June 18, 1999, we acquired University Netcasting, Inc., an operator of official athletic web sites for colleges, universities and college sports associations, in a transaction accounted for as a pooling of interests. In connection with the acquisition, we issued 2,425,610 shares of our common stock and options to purchase a total of 66,634 shares of our common stock. The historical consolidated financial statements of Student Advantage prior to the acquisition have been restated to reflect the financial position, results of operations and cash flows of University Netcasting.

     On October 7, 1999, we acquired Voice FX Corporation, a provider of internet and interactive voice response services to colleges and universities. In connection with the acquisition, we paid approximately $1.1 million in cash, issued 430,082 shares of our common stock and assumed options to purchase a total of 59,687 shares of our common stock. The acquisition has been accounted for under the purchase method of accounting and the results of operations have been included in our results of operations beginning on the acquisition date. Goodwill and other intangible assets in the aggregate amount of $6.3 million have been recorded in connection with the acquisition and are being amortized on a straight-line basis over expected useful lives of between three and five years.

     In the future we may pursue additional acquisitions to obtain complementary products, services and technologies. There are no assurances that the acquisitions we already have completed, or any acquisitions that we may complete in the future, will produce the anticipated revenue, earnings or business synergies.

     On June 23, 1999, we completed an initial public offering of 6,000,000 shares of our common stock resulting in proceeds to us of approximately $44.6 million. Upon the closing of the initial public offering, each outstanding share of our redeemable convertible preferred stock converted into shares of common stock on a three-for-one basis. On July 21, 1999, we issued an additional 900,000 shares of common stock as a result of the full exercise of the underwriters' over-allotment option and received additional proceeds of approximately $6.7 million.

     In July 1999, we entered into a marketing agreement with Lycos, Inc. In connection with the transaction, Lycos was granted a warrant to purchase 550,000 shares of our common stock at a price of $10.875 per share. The Lycos warrant terminates on July 21, 2002 and is exercisable on or after July 21, 2000. We valued the Lycos warrant at $2.2 million, which is being recognized as a sales and marketing expense on a straight-line basis over the thirty-month term of the marketing agreement.

     On November 12, 1999, Student Advantage made an equity investment in edu.com, Inc., a privately held e-commerce company. We paid approximately $4.3 million in cash for approximately 922,000 shares of Series B preferred stock of edu.com. We are accounting for our investment in edu.com on the lower of cost or market basis of accounting. Additionally, we entered into a two-year marketing and distribution agreement with edu.com. The agreement provides, among other things, that edu.com will become Student Advantage's exclusive technology e-commerce partner and rewards program provider, that the parties will pursue certain promotional initiatives on each other's behalf, and that edu.com will make certain payments to Student Advantage, including $2.0 million payable over the term of the agreement. On January 14, 2000 we made an additional investment of approximately $1.0 million in cash for approximately 217,000 shares of series B preferred stock of edu.com.

     We recorded deferred compensation of $4.2 million in the year ended December 31, 1998 and $228,000 in the first quarter of 1999, representing the difference between the exercise price of stock options granted and the fair market value of the underlying common stock at the date of grant. The difference is recorded as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options, typically four years. Of the total deferred compensation amount, $808,000 had been amortized during 1998 and an additional $1.1 million has been amortized during 1999. During 1999, we reduced the amount of deferred compensation by approximately $259,000 as a result of cancellation of certain options due to the termination of the employment with Student Advantage of certain employees. The amortization of deferred compensation is recorded as an operating expense. We currently expect to amortize the following remaining amounts of deferred compensation as of December 31, 1999 in the periods indicated:

January 1, 2000 -- December 31, 2000........................  $973,000
January 1, 2001 -- December 31, 2001........................   915,000
January 1, 2002 -- December 31, 2002........................   319,000
January 1, 2003 -- December 31, 2003........................     6,000

     Student Advantage has experienced substantial net losses since its inception and as of December 31, 1999, Student Advantage had an accumulated deficit of $44.1 million. Student Advantage expects to increase its expenditures in all areas in order to execute its business plan. As a result, Student Advantage believes that it will continue to incur operating losses and negative cash flows from operations for the foreseeable future and that the rate at which such losses will be incurred may increase from current levels.

RESULTS OF OPERATIONS

     Comparison of the Year Ended December 31, 1999 with the Year Ended December 31, 1998

     Revenue. Total revenues increased to $27.6 million in 1999 from $19.4 million in 1998. Almost all of this increase was due to an increase in other revenue to $19.8 million in 1999, from $12.2 million in 1998. Other revenue increased primarily due to increases in commerce revenue related to (1) the acquisitions in 1999 of Voice FX and The Travel Holding Group, (2) revenues under the AT&T marketing agreement, which was not in effect until the third quarter of 1998, under which Student Advantage visits college campuses to acquire calling card customers for AT&T and (3) other transaction-based commerce revenues. Other revenue increased to a lesser extent as a result of increases in marketing services revenue primarily as a result of management and execution of AT&T's on-campus marketing initiatives in 1999, media placement for our corporate partners in college newspapers, and the acquisition of The Campus Agency, LLC. Other revenue also increased due to growth in web advertising and sponsorship revenue.

     AT&T accounted for approximately 55% and 61% of total revenue in 1999 and 1998, respectively. Additionally, AT&T accounted for approximately 94% and 95% of subscription revenue and 40% and 41% of other revenue in 1999 and 1998, respectively. No other single customer accounted for 10% or more of total revenues in 1999 or 1998.

     Cost of Subscription Revenue. Cost of subscription revenue consists of the costs associated with the fulfillment of membership subscriptions and customer service. Cost of subscription revenue remained unchanged at $2.4 million in 1999 and 1998. Cost of subscription revenue as a percentage of subscription revenue decreased to 30.2% in 1999 from 34.0% in 1998 as a result of increased cost efficiencies in the fulfillment of membership subscriptions on a per member basis.

     Cost of Other Revenue. Cost of other revenue consists of the cost of commerce, marketing services and advertising. Commerce costs include primarily personnel-related costs associated with acquiring customers for AT&T and other businesses, and costs associated with the sale of Eurail passes. Marketing services costs primarily consist of the direct and indirect costs associated with planning and implementing events and promotions, media placement and other marketing services. Advertising costs primarily consist of production and mailing costs for the magazine and includes royalties paid to organizations, primarily colleges, universities and athletic associations for the use of organizational names and logos, and for supplying sports activity content for Student Advantage to include in the FANSonly.com web sites. Cost of other revenue increased to $13.2 million in 1999 from $7.9 million in 1998. This increase is due in large part to the acquisitions of The Travel Holding Group, Campus Agency, and Voice FX businesses during 1999 which contributed $2.4 million in expense. The increase is also due in part to an increase of $1.1 million in costs associated with SAM, Student Advantage Magazine, of which four issues were distributed during 1999 and only two issues were distributed during 1998. Additionally, costs associated with providing services relating to an AT&T on-campus marketing program, first incurred in 1999, and the AT&T marketing agreement, which was first incurred in the third quarter of 1998, contributed to the increase.

     Cost of other revenue as a percentage of other revenue increased to 66.5% in 1999 from 64.6% in 1998. This increase was due primarily to a larger portion of other revenue consisting of lower margin activities associated with the marketing services business, the services delivered under both the AT&T marketing agreement and the AT&T on-campus marketing program, and the Travel Holding Group and Campus Agency businesses. The increase in cost of other revenues as a percentage of other revenue is also due to costs associated with the production of SAM, Student Advantage Magazine, which exceeded revenue from the production of SAM. This increase was partially offset by higher margin revenues from the Voice FX business, which we acquired in the fourth quarter of 1999, from web advertising and sponsorship, and from commerce revenues.

     Product Development. Product development expenses consist primarily of personnel-related and consulting costs associated with the development and enhancement of our suite of products, which includes the Student Advantage membership card, SAM, Student Advantage Magazine, and our network of web sites. Product development expenses increased to $9.7 million in 1999 from $4.9 million in 1998. The increase is primarily due to $2.3 million incurred in connection with the re-launch of studentadvantage.com in 1999, and the development of our customer database, as well as additional personnel related costs.

     Sales and Marketing. Sales and marketing expenses consist primarily of personnel and other costs related to our sales and marketing programs. Sales and marketing expenses increased to $11.7 million in 1999 from $7.3 million in 1998. The increase in sales and marketing expenses was due, in large part, to increased expenditures related to building brand awareness, expanding and servicing the customer base of partners, selling more online advertising, and supporting the marketing services business. In addition, in connection with the Lycos, Inc. marketing agreement entered into in the third quarter of 1999, we recorded a warrant valued at approximately $2.2 million. Of this amount, $444,000 was amortized to sales and marketing expense in 1999. The remainder is being amortized on a straight line basis over the remaining term of the agreement.

     General and Administrative. General and administrative expenses consist primarily of costs related to general corporate functions, including executive management, human resources, facilities, accounting and legal. General and administrative expenses increased to $8.5 million in 1999 from $5.5 million in 1998. The increase in general and administrative expenses is primarily due to acquisition costs of $1.3 million related to the acquisitions of University Netcasting, Inc. and Transaction Service Providers, Inc., and increases in facilities, legal, accounting and personnel related costs.

     Depreciation and Amortization. Depreciation and amortization expenses increased to $2.0 million in 1999 from $1.2 million in 1998. Increases in amortization related to goodwill and intangible assets were recorded as a result of the purchases of Voice FX Corporation, The Travel Holding Group, LLC, The Campus Agency, LLC, and increased depreciation expense as a result of fixed asset purchases during 1999. These increases were partially offset by decreases in amortization expense as a result of certain intangible assets becoming completely amortized during 1999.

     Stock-Based Compensation. We recorded deferred compensation of $4.2 million in 1998 and an additional $228,000 in 1999, offset by a reduction of $259,000 due to option cancellations as a result of employee terminations in 1999. Of this amount, $1.9 million has been amortized to expense to date, of which $1.1 million was recorded as an expense during 1999. The remainder is being amortized over the remaining vesting period of the individual options.

     Interest Income (Expense), Net. Interest income (expense), net includes interest income from cash balances and interest expense related to Student Advantage's financing obligations. Interest income (expense), net increased to $1.4 million in 1999 from $121,000 in 1998. The increase is a result of interest income earned on higher average cash, cash equivalents and marketable securities balances during 1999 compared to 1998.

  Comparison of the Year Ended December 31, 1998 with the Year Ended December 31, 1997

     Revenue. Total revenue increased from $4.8 million in 1997 to $19.4 million in 1998. The increase in revenue was due in part to the significant increase in subscription revenue from $3.0 million in 1997 to $7.2 million in 1998, mostly due to memberships purchased by AT&T. The increase in other revenue from $1.8 million in 1997 to $12.2 million in 1998 was attributable primarily to both: (1) the addition of Student Advantage's marketing services business, which was acquired from Collegiate Advantage on January 1, 1998, and (2) an increase in commerce revenue due primarily to fees for obtaining calling card applications for AT&T, which began in the third quarter of 1998. The increase in other revenue was attributable to a lesser extent to increased advertising revenues related to SAM, Student Advantage Magazine and the Student Advantage web site. The first two issues of SAM, Student Advantage Magazine shipped in the fourth quarter of 1998.

     AT&T accounted for approximately 50% and 61% of total revenue for 1997 and 1998. Additionally, AT&T accounted for approximately 77% and 95% of subscription revenue for 1997 and 1998, and 4% and 41% of other revenue for 1997 and 1998. No other single customer accounted for 10% or more of total revenues for 1997 or 1998.

     Cost of Subscription Revenue. Cost of subscription revenue decreased from $2.6 million in 1997 to $2.4 million in 1998, due primarily to decreased costs associated with fulfilling membership subscriptions.

     Cost of subscription revenue as a percentage of subscription revenue decreased from 88.5% in 1997 to 34.0% in 1998. This decrease was due primarily to the timing of the recognition of revenue and expenses associated with the commencement of activities under the AT&T membership agreement in 1997. Membership fulfillment costs, which are recorded when the membership is fulfilled, increased significantly as the volume of memberships increased in the Fall of 1997. However, because the revenue associated with these memberships is recognized over the remaining term of the memberships, much of the revenue associated with the memberships fulfilled in the Fall of 1997 was not recognized until 1998.

     Cost of Other Revenue. Cost of other revenue increased from $702,000 in 1997 to $7.9 million in 1998. The increase in cost of other revenue was due primarily to the addition of Collegiate Advantage and its marketing services business in 1998 and the commencement of activities under the AT&T marketing agreement, entered into in the third quarter of 1998, under which Student Advantage visits college campuses to acquire calling card customers for AT&T. Costs associated with the production of SAM, Student Advantage Magazine, which shipped for the first time in the fourth quarter of 1998, also contributed to the increase.

     Cost of other revenue as a percentage of other revenue increased from 38.1% in 1997 to 64.6% in 1998. This increase was due primarily to a larger portion of other revenue consisting of lower margin activities associated with the marketing services business acquired from Collegiate Advantage and the services delivered under the AT&T marketing agreement. The increase in cost of other revenues as a percentage of total revenue is also due to costs associated with the production of SAM, Student Advantage Magazine, which exceeded revenue from the production of SAM.

     Product Development. Product development expenses increased from $3.3 million in 1997 to $4.9 million in 1998. The increase was primarily due to increased investment in enhancing and improving the functionality of our web site and other related costs.

     Sales and Marketing. Sales and marketing expenses increased from $1.9 million in 1997 to $7.3 million in 1998. The increase in sales and marketing expenses was due, in large part, to increased expenditures related to building brand awareness, expanding and servicing the customer base of sponsors, selling more online advertising, and supporting the marketing services business. In 1998, we incurred additional sales and marketing expenses as a result of the acquisition of the Collegiate Advantage business.

     General and Administrative. General and administrative expenses increased from $2.7 million in 1997 to $5.5 million in 1998. The increase in general and administrative expenses was primarily due to facilities and personnel-related costs.

     Depreciation and Amortization. Depreciation and amortization expenses increased from $351,000 in 1997 to $1.2 million in 1998. Amortization expense increased as a result of the amortization over five years of goodwill and other intangible assets related to the acquisitions of Collegiate Advantage and The Main Quad. Depreciation expense increased primarily as a result of fixed asset purchases in 1998.

     Stock-Based Compensation. We recorded deferred compensation of $4.2 million in 1998. Of this amount, $808,000 was recorded as an expense in 1998. The remainder is being amortized over the remaining vesting period of the individual options.

     Interest Income (Expense), Net. Interest income, net increased from an expense of $77,000 in 1997 to income of $121,000 in 1998. The increase was a result of interest income earned on cash balances as a result of the conversion of the notes payable to convertible preferred stock and the issuance of convertible preferred stock in February, April and October of 1998, as well as interest from a promissory note to a stockholder, which were offset by interest due on borrowings under our line of credit and notes payable to stockholders. Additionally, Student Advantage incurred interest expense related to loans from its chief executive officer, which were repaid in full in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, Student Advantage has financed its operations primarily through the private placement and public offering of securities, cash from operations, borrowings under its credit facilities and loans from LLC members. In October 1998, Student Advantage completed a private placement of equity securities to new investors and received $9.9 million in net proceeds. In June 1999, we completed our initial public offering selling 6.0 million shares of common stock and raising proceeds to the Company of $44.6 million. On July 21, 1999, an additional 900,000 shares were issued by Student Advantage as a result of the full exercise of the underwriters' over-allotment option, resulting in additional proceeds of $6.7 million. As of December 31, 1999, Student Advantage had $35.9 million in cash, cash equivalents and marketable securities.

     Net cash used for operating activities was $12.9 million in 1999. Net cash used in 1999 was primarily a result of a net loss of $19.6 million an increase in accounts receivable of $776,000, an increase in prepaid, other current assets and other assets of $2.4 million. These increases were partially offset by an increase in deferred revenue of $2.1 million and an increase in accounts payable and accrued expenses of $3.9 million. Net cash used for operations for 1998 of $7.2 million resulted primarily from an increase in accounts receivable of $2.7 million and a net loss of $10.5 million. The increase was partially offset by the timing of payments of accounts payable and accrued expenses and increased depreciation and amortization expense. Net cash provided by operations was $852,000 in 1997 which was affected by an increase in deferred revenue of $5.7 million. Deferred revenue represents primarily payments for membership fees not yet recognized as revenue and advance payments for purchases of memberships and other services.

     Net cash used for investing activities was $786,000 in 1997, $2.0 million in 1998 and $30.4 million in 1999. The net cash used for investing activities in 1999 was primarily due to $20.5 million used for purchases of marketable securities, net of proceeds from the sale of marketable securities, and to a lesser extent the purchase of fixed assets and the acquisitions of The Travel Holding Group, Campus Agency and VoiceFX businesses and $4.3 million related to the equity investment in edu.com. Net cash used for investing activities in 1998 was due primarily to the purchase of fixed assets and the acquisition of Collegiate Advantage in 1998. In 1997, Student Advantage used cash for investing activities to purchase fixed assets and for its acquisition of The Main Quad.

     Net cash provided by financing activities was $5.0 million in 1997, $9.5 million in 1998, and $50.9 million in 1999. The net cash provided by financing activities in 1999 was primarily the result of the net proceeds of $49.9 million in connection with sales of the Student Advantage's common stock and to a lesser extent cash received from the proceeds from the exercise of employee stock options and the employee stock purchase plan. Cash provided by financing activities in 1998 was primarily due to net cash proceeds of $11.9 million from the sale of shares of Student Advantage common and preferred stock, partially offset by a distribution of $2.3 million to LLC members. In 1997, Student Advantage generated cash from financing activities through the sale of common and preferred stock for net proceeds of $4.7 million offset by the repurchase of a member's LLC interest for $630,000.

     Student Advantage has a $2.75 million bank line of credit and equipment lease credit facility, which expires on June 30, 2000. The line of credit bears interest at a rate of LIBOR plus 2% or the bank's base rate. The line of credit and equipment lease credit facility is secured by all of the assets of Student Advantage. As of December 31, 1999, no amounts were outstanding under either the line of credit or the equipment lease credit facility.

     Student Advantage has experienced a substantial increase in its expenditures consistent with growth in operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, Student Advantage will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its web infrastructure, sales and marketing programs and aggressively promote its brand. Student Advantage currently anticipates that its available cash resources will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least 12 months following the date of this prospectus.

YEAR 2000 ISSUES

     Student Advantage does not internally develop a significant amount of software, and to date, has not experienced significant disruptions to its operating or administrative systems. Student Advantage believes that its significant vendors and service providers are Year 2000 compliant and has not, to date, been made aware that any of its significant vendors or service providers have suffered Year 2000 disruptions in their systems.

     Accordingly, Student Advantage does not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any Year 2000 problems. Student Advantage spent an immaterial amount on Year 2000 testing and compliance during the year ended December 31, 1999. Most of Student Advantage's expenses related to the operating costs associated with time spent by its employees in the evaluation and planning process and Year 2000 compliance matters.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"). The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and is effective for Student Advantage's fiscal year ending December 31, 2000. Student Advantage does not expect the adoption of SFAS No. 133 to have a material effect on its financial position or results of operations. On July 7, 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment to FASB Statement No. 133." SFAS 133, as amended, by SFAS 137, is effective for Student Advantage's fiscal year ending December 31, 2001.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." This bulletin summarizes certain views of the staff on applying generally accepted accounting principles to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. The Company does not expect the application of this bulletin to have a material impact on the Company's financial positions or results of operation.

                                    BUSINESS

OVERVIEW

     Student Advantage, Inc. is dedicated to serving the needs of college students through our leading membership program and our network of web sites, including studentadvantage.com, FANSonly.com and UWIRE.com. With our national fee-based membership program, we have created a community of over 1,300,000 student members who receive benefits including ongoing discounts on products and services offered by over 50 national sponsors and 15,000 participating locations in 125 local markets. Discounts are made available to students both through our studentadvantage.com web site and at sponsors' retail locations. Student Advantage offers the only ongoing discount available to college students for the products and services of many of our sponsors. We seek to enhance our brand online and provide additional services to our members, sponsors and colleges with the objective of becoming the leading online network of web sites for students. Our network of web sites currently offers content, community and e-commerce targeted to college students.

INDUSTRY BACKGROUND

     College students represent a large audience with needs and interests that are specific to their group. These students are exposed, often for the first time, to lifestyle decisions and other challenges unique to the college experience. With so many new experiences to manage, these students seek information and guidance from a trusted resource able to assist them in matters such as:

     - purchasing and budgeting decisions,

     - selecting a major or a career, or finding a job,

     - conducting academic research,

     - making lifestyle and extracurricular decisions,

     - finding economical travel arrangements for breaks or holidays, and

     - understanding financial aid alternatives.

     To meet the needs of this audience, businesses are offering an increasing variety of products and services designed to capture their interest. College students represent an attractive market opportunity for businesses because of their significant spending power and their tendency to retain brand loyalties after graduation. According to Student Monitor LLC, a market research company, total discretionary spending by college students in the 1997-1998 academic year exceeded $105 billion. In the United States, there are over 15 million full-time and part-time undergraduate and graduate students at more than 3,500 university and college campuses. The college student population is also expected to grow as there are currently 40 million children and young adults from ages 10 to 19.

     Businesses have recognized the importance of college students and have dedicated significant advertising and marketing expenditures towards this group. However, college students have been difficult to reach in a targeted fashion because:

     - they are transient, frequently changing their addresses,

     - the college student population has significant turnover,

     - colleges are increasingly seeking to limit direct marketing to students on campus, and

     - few national advertising vehicles are directed toward the college student population.

     The internet has emerged as an attractive medium for advertisers because it offers a level of targetability, flexibility, interactivity and measureability not available in traditional media. College students are active users of the internet, highly computer literate and active in e-commerce. According to Student Monitor, 90% of students use the internet and 52% of these students use the internet at least daily. Student Monitor estimates that in 1998, 21% of students made online purchases representing $890 million in e-commerce. According to Jupiter Communications, students will spend close to $2.6 billion through e-commerce by the year 2002.

     Student Advantage believes that businesses are seeking a nationally-focused vehicle for targeting the attractive college demographic. Many businesses that have tried to target college students have been unsuccessful, due to the inherent difficulties in reaching this group. Marketing organizations seeking to help businesses reach this market have had only limited success because they are either restricted in their geographic scope or are not able to offer a wide range of services and channels to reach students.

     Furthermore, Student Advantage believes that while the internet creates an opportunity to reach targeted audiences, it has not been used effectively to target college students. The major internet navigational portal sites are generally designed to appeal to a broad audience. These portals do not focus on the issues that are relevant to college students, such as financial and budgeting assistance, economical travel, lifestyle decisions and careers. Student Advantage believes that there is a need for a comprehensive student destination focused on the specific requirements of students for information, guidance, commerce and other services.

THE STUDENT ADVANTAGE SOLUTION

     Student Advantage is a leading resource and trusted advocate dedicated to serving the needs of college students both online and offline. As a result, we are positioned to serve as a point of access to this market. Through our national membership program and our network of web sites, we have created a community of over 1,300,000 college student members who receive benefits including ongoing discounts on products and services offered by over 50 national sponsors and 15,000 participating locations in 125 local markets.

     Student Advantage has created a comprehensive online destination for college students, studentadvantage.com, as well as additional online content destinations focused on addressing specific needs of college students, including the FANSonly official college and university athletic sites and the U-WIRE college and university newspaper site.

     College students can join the Student Advantage membership program:

     - by obtaining, free of charge subject to credit approval by AT&T, a co-branded card that serves as both a Student Advantage membership identification card and an AT&T calling card;

     - through programs under which certain universities, colleges or university organizations or other sponsors purchase memberships in bulk for distribution free of charge to their students; or

     - by paying an annual membership fee of $20.

     While our primary constituency is our student members, we also enable businesses to reach the student market and enable colleges and universities to provide a highly useful resource to students.

     Benefits to Students. Through our network of web sites, including studentadvantage.com, we have created an attractive online destination for students. Our web sites provide content, community and e-commerce focused on addressing the needs of college students. Our web sites offer services and information targeted to college students, including discount purchasing, travel alternatives, college sporting news, career and job searches, lifestyle and extracurricular decisions and financial aid information. Our web sites:

     - enable access to approximately 500 college and university newspapers,

     - offer an e-commerce marketplace,

     - provide online bulletin boards, and

     - include a searchable directory of sponsors that offer discounts for Student Advantage members.

     The Student Advantage Membership Program provides college students with ongoing discounts on products and services from national sponsors including Amtrak, Foot Locker, Greyhound, Staples, Tower

Records, textbooks.com and Barnes & Noble College Bookstores. The membership program also enables students to receive discounts for products and services in 125 local markets.

     Student Advantage members also receive a subscription to SAM, Student Advantage Magazine. SAM includes lifestyle and practical content for students and updates on new discounts available to Student Advantage members.

     Benefits to Sponsors. We provide a platform for our sponsors to market their products and services to a large, demographically attractive market. Student Advantage appeals to sponsors and advertisers because it combines:

     - a large and attractive demographic group,

     - database marketing capabilities,

     - a trusted brand,

     - program usage tracking,

     - quality online and offline content, and

     - community interaction.

     By maintaining contact with students throughout their college experience and by establishing relationships with universities, we also benefit businesses by allowing targeted and continued access for advertising and marketing efforts. In addition, businesses that offer products and services through Student Advantage benefit by being associated with the Student Advantage brand.

     Sponsors also benefit from our direct marketing knowledge and the expertise of our management team in designing and implementing effective marketing techniques to reach college students. AT&T, for example, utilizes Student Advantage for a variety of marketing programs, primarily to increase the number of students carrying AT&T calling cards.

     We maintain ten regional offices throughout the United States in order to more effectively reach students and provide services in local markets. These offices, which are managed by our headquarters in Boston, provide us with a broad geographical presence and enable us to implement effective nationwide marketing programs.

     Benefits to Colleges and Universities. In partnership with Student Advantage, colleges and universities can generate goodwill with students and help reduce the cost of student life by making the Student Advantage membership program readily available to students. Colleges, universities and university organizations can endorse the membership program, co-market with us and share in associated revenues. Schools can also purchase memberships in bulk and offer them to their students free of charge.

     Colleges and universities are seeking to enhance their service offerings to students and obtain additional revenue streams. Through growth of our existing product and service offerings and through our recent acquisitions of University Netcasting, Transaction Service Providers and Voice FX (Campus Direct), Student Advantage is able to provide a college or university with revenue opportunities and student services, including:

     - operation of a college, university or college sport association's official athletic web site, including content, community and e-commerce offerings,

     - management of a college's or university's card programs, and

     - technology solutions that enable students and alumni to access or request academic information online and by telephone from university registrars, including grades, financial aid status and transcripts.

STRATEGY

     Our objective is to be the leading online and offline resource for college students. We intend to broaden and deepen our relationship with students by serving the needs of our three key constituencies -- students, businesses and schools. The key elements of our strategy include the following:

     Strengthen Online Destination for Students. We believe that our existing base of over 1,300,000 members provides a platform for building the leading online destination for students. Our goal is to establish our network of web sites, as the primary vehicle for delivery of products and services to students. We believe that the internet is ideally suited for providing products and services and is a natural extension of our current business. Our web sites currently offer content, community and e-commerce services targeted specifically to college students. The web sites also allow students to enroll in our membership program, receive customer service and search our directory of national and local sponsors that offer discounts. We intend to enhance our online offerings by making additional content available and by expanding our e-commerce marketplace with additional sponsors.

     Continue to Build Brand. We believe that building our brand is critical to attracting and expanding our membership and internet user base. Our market leadership position has been driven by our membership program and by partnering with leading national and local sponsors and universities. We believe that aggressive brand-building will become increasingly important to sustain our leadership position. We have started to allocate some of our branding expenditures toward online branding through partnerships and distribution agreements with leading internet-based companies and strategic alliances with leading advertisers. We will also continue to enhance our offline branding both directly and through co-marketing arrangements with our sponsors. Student Advantage believes that it can build online brand awareness and attract traffic by utilizing the reach of its student membership base.

     Aggressively Grow Membership. We intend to continue to grow our membership through a variety of initiatives including:

     - increasing the rate of new memberships through our web site by promoting online membership sales and by increasing the number of e-commerce sponsors to attract web site visitors,

     - increasing our number of corporate sponsors,

     - expanding our on-campus tabling and marketing services,

     - providing members-only premium services on our web site by introducing new content and services and transitioning portions of our existing services and content to members-only status,

     - offering our program to high school students and college graduates, and

     - selling memberships in bulk either through corporate sponsorships or directly to universities.

     Enhance Relationships with Students, Businesses and Schools. We intend to continue to enhance our value to students by offering new products and services, including online offerings for content, community and e-commerce. In addition to increasing the number of national and local sponsors, Student Advantage will provide additional services to sponsors, such as visitor tracking and membership data which will allow Student Advantage to better target advertising, make recommendations and provide for a more personalized and engaging experience. Student Advantage will continue to establish and strengthen its relationships with colleges and universities by continuing to provide marketing services and by enabling schools to outsource certain online services.

     Continue to Pursue Strategic Acquisitions and Alliances. Since inception, we have acquired and integrated ten complementary businesses in order to expand and strengthen our offerings to students. We plan to continue to acquire companies, make equity investments or enter into alliances that offer opportunities to increase our online traffic and obtain new technologies.

PRODUCTS AND SERVICES

     We provide college students with discounts on a broad range of products and services through our Student Advantage membership program, as well as valuable resources through our web sites and other student-focused content and services offerings. We also offer marketing services to businesses seeking to effectively communicate with the college student population.

  Student Advantage Membership Program

     Our membership program provides valuable savings opportunities, services and information to college students. As of December 31, 1999, over 1,300,000 students at over 3,000 colleges and universities were members of the Student Advantage Membership Program. Members typically subscribe for one-year memberships that coincide with the academic year. Memberships are sold in three different ways. To date, almost all of our members have received their Student Advantage memberships at no charge from AT&T by either electing to apply for an AT&T calling card in connection with their Student Advantage membership or by receiving a free Student Advantage membership from AT&T. The AT&T/Student Advantage membership cards are co-branded and serve as both a Student Advantage membership identification card and an AT&T calling card. Memberships are also sold to colleges, universities, university organizations and other sponsors for distribution free of charge to students. In addition, students may purchase memberships directly from Student Advantage for a membership fee that is currently $20 per year.

     Upon enrollment, Student Advantage members receive a Student Advantage membership identification card and a member guide describing the program and its benefits. By presenting the Student Advantage card at participating retail locations, or by providing their membership number online, Student Advantage members receive attractive discounts throughout the year for products and services from both national and local sponsors. We receive payments from certain of our national sponsors when Student Advantage members purchase products and services from them. Student Advantage currently offers discounts from over 50 national sponsors and 15,000 participating locations in 125 local markets.

  Student-Focused Content and Services

     Our Network of Web Sites

     Our network of web sites, including studentadvantage.com, FANSonly.com and UWIRE.com, addresses the needs of college students for content, community and e-commerce.

          Content. Student Advantage's content offering includes up-to-date information on topics of interest to students, including purchasing and budgeting decisions, college sports, travel, career, education, health, lifestyles and financial aid. For example, students may access articles that provide information on studying abroad or purchasing renters' insurance. Our content is both developed by our editors and collected from approximately 500 college publications using our U-WIRE news feed. In addition, our studentadvantage.com web site provides students with information relevant for their local market or college campus and a searchable online directory of national and local discounts offered by our sponsors. Our web site also includes maps and directions to retail locations that offer discounts.

          Community. Our web sites offer students a number of community-building services. Student Advantage's online bulletin boards give students the opportunity to discuss topics such as interviewing techniques, college sports and campus life. We allow students to set up their own e-mail account, organize contact information in an online address book, store documents and keep track of important dates on an online calendar. We also enable students to send online greeting cards.

          e-Commerce. Students can directly purchase travel-related products, Eurail passes and official university and college athletic merchandise at our sites. In addition, Student Advantage members can purchase a variety of products online with a Student Advantage discount. Members can purchase products directly from vendors through our marketplace or link to a web page that is co-branded with a sponsor. Products offered online include school and office supplies, books, software, music, footwear, magazines and flowers. In order to receive discounts on the products offered through our web site, students must join our membership program.

     U-WIRE (University Wire)

     U-WIRE is a daily electronic news service providing college news, sports, opinion and entertainment content collected from approximately 500 college publications. U-WIRE can be accessed at studentadvantage.com. U-WIRE editors select news, sports, opinion and entertainment articles from its member newspapers and distribute content among the college newspapers for inclusion in their print and online editions.

     SAM, Student Advantage Magazine

     The Student Advantage membership includes a subscription to SAM, Student Advantage Magazine. SAM is a magazine that is mailed directly to our members and includes lifestyle and practical content for students, updates on new discounts and privileges available to Student Advantage members and interactive features, such as member surveys and contests. Articles are provided primarily by freelance writers. We use feedback from our readers to tailor future articles and offerings to their particular interests and needs.

  Corporate Marketing Services

     We provide tailored marketing services for businesses seeking to market their products and services to college students. Our in-depth knowledge of the college student market, our expertise in marketing to college students and our extensive university relationships enable us to help businesses effectively and efficiently reach college students. Our marketing services are typically offered to businesses on a fixed-cost basis or hourly rate basis. Student Advantage currently provides a variety of marketing services to businesses, including the following:

     - organizing and executing marketing tours that travel campus to campus,

     - staffing tables at on-campus college locations, such as student unions, to solicit potential student customers,

     - developing and managing programs that recruit, train and supervise students to represent businesses on campus,

     - assisting marketers who desire to sponsor on-campus events, such as movie screenings and concerts, and

     - helping marketers place advertisements in college newspapers.

     We also provide staffing for on-campus events and other activities for businesses that have already designed a marketing program but lack implementation resources and expertise at the campus level.

     In October 1999, we expanded our corporate marketing services through our acquisition of Voice FX Corporation, a provider of internet and interactive voice response telephone services to colleges and universities. Voice FX has secured a total of over 55 contracts for its services. In several cases, a single college or university has entered into more than one contract for Voice FX's services. Through these contractual relationships, Voice FX has secured marketing rights that enable businesses to promote products and services, in a targeted manner, to students. Certain corporate marketing clients of Voice FX also use Voice FX's integrated voice response services for general consumer marketing.

     Our marketing services group utilizes ten regional offices across the United States. The broad geographical reach of our marketing services group allows us to execute our services nationwide.

ALLIANCES

     An important element of our strategy is to form alliances to assist us in offering products and services to students and in offering businesses and advertisers an effective channel for reaching college students.

  AT&T



     Our relationship with AT&T has enabled us to rapidly expand our membership base and strengthen our presence on college campuses as a resource associated with quality brand products and services.



     In February 1997, Student Advantage and AT&T entered into a membership agreement under which Student Advantage earns a fee from AT&T for each membership issued in connection with a Student Advantage AT&T Calling Card, with a minimum commitment by AT&T for 1.25 million Student Advantage memberships per academic year. Student Advantage agreed that, without the consent of AT&T, it would not enter into any promotional or marketing activities with any credit card, telecommunications or multipurpose college student identification card provider, other than AT&T. The agreement provides that we will not allow, without the consent of AT&T, any third party, other than certain colleges, universities and university organizations based on their size, to offer a Student Advantage membership to college students free of charge.



     In February 1998, we entered into a marketing agreement with AT&T under which we agreed to promote and market AT&T's calling card services to college students. We also agreed to provide certain marketing services focused on the college market to AT&T. AT&T appointed Student Advantage as the exclusive provider, at certain colleges and universities designated by AT&T, of tabling and non-tabling activities (which require a physical presence by our employees on the college campus) with respect to the solicitation of college students for the AT&T calling card service. In return, AT&T agreed to pay us for the solicitation of each application for such service. In addition, AT&T agreed to pay for additional marketing activities and to be the exclusive sponsor of certain online offerings. AT&T agreed to promote and market the Student Advantage membership through television, mass media marketing or other mass media advertising. We are also providing other marketing services to AT&T in the college student market.



     In July 1998, AT&T exercised an option to extend the original termination dates of the membership agreement and the marketing agreement to June 1, 2001. However, AT&T may terminate these agreements prior to such date upon 120 days prior notice, subject to payment of a termination fee under certain circumstances. AT&T may also terminate the agreements if Raymond V. Sozzi, Jr. is no longer employed as President of Student Advantage, or if he no longer owns a minimum five percent ownership interest in Student Advantage. AT&T accounted for 50% of our total revenues in 1997, 61% of our total revenues in 1998 and 55% of our total revenues in 1999. While we are not aware of plans by AT&T to terminate its use of our services, the termination of our relationship with AT&T, or a material reduction in the use of our services by AT&T, would have a material adverse effect on our business.



     Student Advantage is in discussions with AT&T with respect to the possible restructuring of its agreements with AT&T. There can be no assurance that such discussions will result in any restructuring.



  Lycos



     In July 1999, we entered into a strategic alliance with Lycos, Inc. to gain marketing and distribution for studentadvantage.com and to sell Student Advantage memberships. As part of the alliance, Lycos links to a co-branded version of studentadvantage.com from lycos.com and promotes the co-branded web site through the Lycos network. Student Advantage and Lycos share in the advertising, e-commerce and membership sales revenue generated from the co-branded version of studentadvantage.com.



  edu.com



     In November 1999, we entered into a strategic alliance with edu.com, Inc. to provide edu.com with marketing and distribution within both the studentadvantage.com web site and the Student Advantage membership program, and to promote edu.com as our exclusive technology e-commerce destination and member rewards partner. We will receive $2.0 million in cash over the two year term of our agreement with edu.com. In addition, edu.com will promote the Student Advantage membership at the edu.com web site and will provide exclusive benefits to Student Advantage members for shopping at edu.com.

  Sponsors



     Student Advantage offers its members discounts on products and services from over 50 national sponsors and over 15,000 participating locations in 125 local markets, including rail fares, bus fares, music, school supplies, books and clothing. Representative national sponsors and local markets include:



   REPRESENTATIVE NATIONAL SPONSORS           REPRESENTATIVE LOCAL MARKETS



1-800-FLOWERS.COM
Amtrak                                      Ann Arbor, Michigan
Barnes & Noble                              Auburn, Alabama
  College Bookstores                        Austin, Texas
Capsized.com                                Berkeley, California
Champs Sports                               Boston, Massachusetts
Choice Hotels International                 Boulder, Colorado
Foot Locker                                 Chapel Hill, North Carolina
Franklin Covey                              Chicago, Illinois
Greyhound                                   Columbus, Ohio

Hostelling International                    Lawrence, Kansas
Priceline.com                               Los Angeles, California
Rockport                                    Madison, Wisconsin
Staples                                     New York, New York
textbooks.com                               Philadelphia, Pennsylvania
The Princeton Review                        San Diego, California
Tower Records                               Tallahassee, Florida
                                            Washington, D.C.



     Some of our national sponsors, including Amtrak(R), Staples, Staples.com and Tower Records, offer the Student Advantage discount as the only ongoing discount offered specifically to college students. Many of our national sponsors engage in co-marketing activities with Student Advantage. Student Advantage seeks to identify and attract additional sponsors whose products and services complement its offerings and who offer valuable ongoing discounts to its members.



  Advertisers



     We provide advertisers with access to a large, demographically attractive college student audience. We also provide advertisers with direct marketing knowledge and expertise in designing and implementing effective advertising to reach college students. Unlike many of our competitors, we are able to combine our online and offline marketing and media capabilities to offer a comprehensive marketing package to our corporate partners. Integrated marketing offerings include print, on-campus and web site sponsorships.



UNIVERSITY RELATIONSHIPS



     We believe that university relationships are critical to our success. An important element of our strategy is to continue to develop relationships with colleges, universities and university organizations to assist us in marketing and selling our products and services. The Student Advantage membership program has been endorsed by more than 60 colleges, universities and university organizations. These schools and organizations typically agree to co-market the Student Advantage membership program to their students. Co-marketing includes sending a letter to students explaining the program with an application for membership, and receiving a percentage of the associated membership fees.



     Colleges and universities, or university organizations from these schools, that have endorsed the Student Advantage membership program include:



Arkansas State University                      University of Chicago
Auburn University                              University of North Carolina -- Charlotte
Boston College                                 University of Pennsylvania
Clemson University                             University of Utah
Emory University                               University of Virginia
University of California -- Santa Barbara      Yale University


     In addition, a limited number of colleges and universities have purchased Student Advantage memberships in bulk, at varying discounts depending on the number of memberships purchased, and distributed the memberships to their students free of charge.



     Student Advantage has also established contractual relationships with many colleges and universities whereby Student Advantage acts as a service provider to the college or university. Service provider relationships include athletic office web site operation, hosting and management through the FANSonly brand, school newspaper online publishing and syndication through the U-WIRE brand, grade and financial aid status reporting and transcript processing through the Campus Direct brand and stored value card program operation and management under the Student Advantage Cash brand.



SALES AND MARKETING



     As of December 31, 1999, Student Advantage had a direct sales organization consisting of 34 professionals. Twelve of these professionals are dedicated to the AT&T relationship with an additional ten professionals dedicated primarily to managing our other significant sponsor relationships. The remaining professionals are engaged in a variety of sales functions, including:



     - selling advertising in SAM,

     - selling banner advertising and sponsorships on studentadvantage.com,

     - enlisting additional national sponsors for its discount program,

     - seeking opportunities for corporate-sponsored events and promotions targeted at college students, and

     - managing existing sponsor relationships



     In addition, we maintain a regional sales organization of 33 professionals in ten regional offices focused primarily on enlisting and managing local sponsors and providing marketing services. These offices, which are managed by our headquarters in Boston, provide us with a broad geographical presence and enable us to implement effective nationwide marketing programs.


     Student Advantage uses a variety of online and traditional marketing programs to increase brand awareness. Our marketing goals are to create and enhance awareness of Student Advantage as the leading resource and trusted advocate dedicated to serving the needs of college students, to continue to be both the most effective way for marketers and advertisers to reach students and a trusted and effective resource for colleges and universities. Our marketing strategy for each contains a mix of online advertising, programs which drive members to our web site, in-store advertising in local retail locations, on-campus direct solicitation of students, outbound e-mail, co-marketing with colleges and universities through on-campus posters and student mailbox drops, print advertising, new media banner campaigns and direct mail. Student Advantage employed 11 marketing professionals as of December 31, 1999.


TECHNOLOGY


     Student Advantage has implemented a broad array of site management, advertising management, customer interaction, registration systems, transaction-processing and fulfillment systems using a combination of its own proprietary technologies and commercially available, licensed technologies. Our current strategy is to license commercially available technology whenever possible rather than seek internally developed solutions. We use contractors to develop the specialized software necessary for our business, such as the software required to register members online.


     Consistent with our preference for off-the-shelf software components, the hardware systems that we utilize also consist of commercially available components. Student Advantage believes that this architecture provides the ability to increase scale quickly and reliably, and at a relatively low cost. Although our existing infrastructure currently exceeds present demand, we have plans for additional upgrades in anticipation of increased demand.


     Our membership database is currently hosted at USWeb Corporation (doing business as USWeb/CKS) and utilizes Microsoft SQL 7 database software. Our production servers utilize Sun Microsystems, Inc. hardware and use Netscape web server software. Student Advantage's system hardware is currently hosted at USWeb/CKS, a third-party facility in New York, and Exodus, a third party facility in Massachusetts and California. The Company currently expects to move all of its system hardware to Exodus during the second quarter of 2000. A group of systems administrators and network managers at

USWeb/CKS and Exodus operate our web site, network operations and transaction-processing systems and monitor our systems 24 hours a day.



     Our operations are dependent upon USWeb/CKS's and Exodus' ability to maintain their systems in effective working order and to protect their systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. Student Advantage's servers are powered by an uninterruptible power supply to provide a safeguard against unexpected power loss. Our systems are copied to backup tapes each night and stored at an off-site storage facility for one year. In addition, the servers are equipped with redundant file systems, which allows for prompt replacement of defective disks without interruption of service.



COMPETITION



     The market for student members and internet services and products is relatively new, intensely competitive and rapidly changing. With no substantial barriers to entry in the web site market, we believe that competition will continue to intensify. We compete, directly and indirectly, for members, advertisers, sponsors and viewers with the following categories of companies:



     - general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to student-related content and services,

     - web search and retrieval services, such as AltaVista, Excite, Infoseek, Lycos, and Yahoo!, and other high-traffic web sites,

     - web sites targeted to students generally or to students of a particular school, such as web sites developed by Campus Pipeline, CollegeClub.com, Student.Net Publishing and CommonPlaces,

     - membership programs, such as programs offered by Memberworks and Cendant,

     - publishers and distributors of traditional off-line media such as television, radio and print, including those targeted to college students, many of which have established or may establish web sites, and

     - vendors of college student information, merchandise, products and services distributed through other means, including retail stores, mail and schools.



     We believe that the principal competitive factors in attracting and retaining members are:



     - brand recognition,

     - quality of content and service,

     - critical mass of members and sponsors,

     - number and type of discounts,

     - relationships with universities,

     - comprehensive geographic coverage,

     - breadth of offerings, and

     - cost of service.



     We believe that the principal competitive factor in attracting and retaining sponsors, merchandisers and content providers is our ability to offer sufficient incremental revenue from online and offline sales of products and services. We believe that the principal competitive factors in attracting advertisers include the demographics of our membership and user base, the number of readers of our magazine, the number of members and users of our web site, cost of advertising and creative implementation of advertisement placements across our products and services. There can be no assurance that we will be able to compete favorably with respect to these factors.



     We believe that the strong Student Advantage brand combined with our ability to deliver a targeted, demographically-attractive audience to advertisers and sponsors, our existing base of over 1,300,000 members, our national and local sponsors and our relationships with colleges and universities are principal competitive advantages. We are not able to reliably estimate the number of our direct competitors. However, many of our competitors, current and potential, have significantly greater financial, technical or marketing resources. In addition, providers of internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft or America Online. Greater competition resulting from such relationships could have a material adverse effect on our business.



INTELLECTUAL PROPERTY AND PROPERTY RIGHTS



     Student Advantage regards its patent, copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as important to its success, and relies on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, independent contractors, sponsors, and others to protect its proprietary rights. Student Advantage strategically pursues the registration of its trademarks and service marks. However, effective patent, trademark, service mark, copyright and trade secret protection may not be available. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our patent, copyrights, trademarks, trade secrets, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not independently develop substantially equivalent intellectual property. A failure by us to protect our intellectual property in a meaningful manner could have a material adverse effect on our business, financial condition and results of operations. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of financial and managerial resources, which could have a material adverse effect on our business.



     Student Advantage has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Further, if such claims are successful, Student Advantage may be required to change its trademarks, alter its content and pay financial damages. There can be no assurance that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business.



     We may be required to obtain licenses from others to refine, develop, market and deliver new products and services. There can be no assurance that we will be able to obtain any such license on commercially reasonable terms or at all or that rights granted pursuant to any licenses will be valid and enforceable.



     "Student Advantage", "U-WIRE", "FANSonly", "Rail Connection", "Campus Direct", "Student Advantage Cash" and "Voice FX" are trademarks and service marks of Student Advantage. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.



GOVERNMENT REGULATION



     Student Advantage is subject to various laws and regulations relating to its business. Although there are currently few laws or regulations directly governing access to or commerce on the internet, due to the increasing popularity and use of the internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, several telecommunications providers have petitioned the Federal Communications Commission to regulate and impose fees on internet service providers and online service providers in a manner similar to long distance telephone carriers. Also, stored-value card products currently being developed by the Company, although not currently regulated by the Federal Reserve, may be subject to state banking regulations and/or future amendments to current Federal banking regulations. The adoption of any such laws or regulations could adversely affect the costs of communicating on the internet, adversely affect the growth in use of the internet, decrease the acceptance of the internet as a communications and commercial medium or restrict the Company's ability to introduce new products. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the internet. Any new laws or regulations relating to the internet could decrease demand for our products and services or otherwise have a material adverse effect on our business.



EMPLOYEES





     As of December 31, 1999, Student Advantage had a total of 316 full-time employees. Student Advantage also hires temporary employees, particularly at the beginning of each school semester, and contract service providers as necessary. As we continue to grow and introduce additional products and services, we expect to hire additional employees, particularly in online product development and sales and marketing. None of our employees is represented by a labor union or is the subject of a collective bargaining agreement. We believe that relations with our employees are generally good. Competition for qualified personnel in our industry is intense, particularly among sales, online product development and technical staff. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.


FACILITIES




     Student Advantage's principal executive offices are located at 280 Summer Street in Boston, Massachusetts, where it presently leases an aggregate of approximately 39,000 square feet. Our current leases for this facility expire at various times through 2005. We also maintain regional offices and lease space in Berkeley, California; Carlsbad, California; Los Angeles, California; Atlanta, Georgia; Chicago, Illinois; Hanover, New Hampshire; New York, New York; Plymouth Meeting, Pennsylvania; Dallas, Texas; and Washington, D.C.



     We believe that our current facilities and other facilities that will be available to us will be adequate to accommodate our needs for the foreseeable future. There can be no assurance that we will be successful in obtaining additional space, if required, or if such space is obtained that it will be on terms acceptable to us.


LEGAL PROCEEDINGS

     We are not presently subject to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Student Advantage, and their ages as of February 29, 2000, are as follows:

             NAME                AGE                                  POSITION
             ----                ---                                  --------
Raymond V. Sozzi, Jr.(1).......   31  Chairman of the Board of Directors, President and Chief Executive Officer
Christopher B. Andrews.........   44  Vice President, Finance and Administration, and Chief Financial Officer
G. Todd Eichler................   32  Executive Vice President, Business Services
Mason L. Myers.................   29  Executive Vice President, Student and University Services
Ronald J. Kos..................   58  Chief Operating Officer
Andrea K. Abegglen.............   33  Vice President, Marketing Communications
Daniel G. Siegel...............   31  Vice President, Product Development
John M. Connolly(2)............   47  Director
William S. Kaiser(2)(3)........   44  Director
John S. Katzman(3).............   40  Director
Marc J. Turtletaub(3)..........   54  Director
Charles E. Young(2)............   68  Director

---------------
(1) Member of the Stock Option Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     Raymond V. Sozzi, Jr. founded Student Advantage in 1992 and has served as Chairman of the Board of Directors, President and Chief Executive Officer of Student Advantage since its inception. Before founding Student Advantage, Mr. Sozzi was employed by Bain & Company, a consulting company, as an associate consultant.

     Christopher B. Andrews has served as Vice President and Chief Financial Officer of Student Advantage since September 1998 and as Vice President, Finance and Administration, of Student Advantage since January 1999. From January 1992 to August 1998, Mr. Andrews served as Vice President, Finance and Administration, and from July 1996 to December 1996 also served as interim President and Chief Executive Officer of Advanced Visual Systems Inc., a visualization software company.

     G. Todd Eichler has served as Executive Vice President, Business Services of Student Advantage since December 1999, and served as Executive Vice President, Member Management of Student Advantage from January 1997 to December 1999 and as Vice President, Marketing of Student Advantage from January 1995 to December 1996. From 1989 to 1991 Mr. Eichler was employed by Bain & Company as an associate consultant.

     Mason L. Myers has served as Executive Vice President, Student and University Services of Student Advantage since December 1999, as Vice President, Business Development of Student Advantage from January 1999 to December 1999 and as Senior Director, New Media of Student Advantage from December 1997 to December 1998. Mr. Myers co-founded The Main Quad, Inc., a student-focused internet site, in May 1995 and served as its Co-President from May 1995 to December 1997. From August 1994 to May 1995, Mr. Myers was employed as a project manager by Smart Valley, Inc., a non-profit organization using the internet to improve the community of Silicon Valley.

     Ronald J. Kos has served as Chief Operating Officer of Student Advantage since May 1999. From February 1998 to May 1999, Mr. Kos was Senior Vice President, Marketing and Operations, of iVillage, Inc., an online women's network. From September 1994 to February 1998, Mr. Kos was President of the Signal Ridge Group, a national consulting practice that he founded.

     Andrea K. Abegglen has served as Vice President, Marketing Communications of Student Advantage since May 1998. From November 1997 to April 1998, Ms. Abegglen served as Vice President, Strategic Partnerships of Student Advantage. From May 1996 to October 1997, Ms. Abegglen served as Chief Operating Officer of Student Advantage. From June 1993 to April 1996, Ms. Abegglen served as President of Crimson & Brown Associates, a recruiting firm for minority students and professionals, and as its Vice President from June 1991 to June 1993.

     Daniel G. Siegel has served as Vice President, Product Development of Student Advantage since May 1997, and served as Director of Marketing of Student Advantage from November 1992 to July 1995. From May 1996 to August 1996, Mr. Siegel was employed by Microsoft Corporation, a software company, to conduct a worldwide original equipment manufacturer market study.

     John M. Connolly has served as a Director of Student Advantage since May 1999. Mr. Connolly founded Mainspring, Inc., an internet e-strategy service firm, and has served as its President and Chief Executive Officer since June 1996. In July 1989, Mr. Connolly founded Course Technology, Inc., a publishing company focused on the higher education market, and served as its President and Chief Executive Officer from July 1989 to April 1996. From August 1994 to April 1996, Mr. Connolly was also employed by the International Thomson Publishing Company, a publishing company, as Chief Executive Officer of its Media Group.

     William S. Kaiser has served as a Director of Student Advantage since October 1998. Since 1986, Mr. Kaiser has been an employee of Greylock Management Corporation, a venture capital company, and he is a general partner of several venture capital funds affiliated with Greylock. Mr. Kaiser currently serves as a Director of Clarus Corporation, Open Market, Inc. and Red Hat, Inc.

     John S. Katzman has served as a Director of Student Advantage since March 1996. Mr. Katzman founded The Princeton Review, a provider of test preparation and admission services, and has served as its President since 1981.

     Marc J. Turtletaub has served as a Director of Student Advantage since October 1998. Mr. Turtletaub has served as Chief Executive Officer of The Money Store, Inc., a financial services company, since 1979.

     Charles E. Young has served as a Director of Student Advantage since September 1999. Dr. Young has served as President of the University of Florida since November 1999. Dr. Young served as Chancellor of the University of California Los Angeles (UCLA) from September 1968 to June 1997, and served as Chancellor Emeritus of UCLA from July 1997 to October 1999. Dr. Young currently serves as a Director of Intel Corporation.

     Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the Directors or executive officers of Student Advantage.

BOARD COMPOSITION

     The Board of Directors of Student Advantage is divided into three staggered classes, each of whose members serve a three-year term. The Board consists of two Class I Directors (Messrs. Katzman and Young), two Class II Directors (Messrs. Connolly and Sozzi) and two Class III Directors (Messrs. Kaiser and Turtletaub). At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during calendar years 2000, 2001 and 2002.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee composed of Messrs. Kaiser, Katzman and Turtletaub, which makes recommendations concerning salaries and incentive compensation for employees of Student Advantage and administers and grants stock options under Student Advantage's stock option plans. The Board also has an Audit Committee composed of Messrs. Connolly, Kaiser and Young, which reviews the results and scope of the audit and other services provided by Student Advantage's independent public auditors. The Board also has a Stock Option Committee composed of Mr. Sozzi, which grants stock options and makes other awards under the Student Advantage 1998 Stock Incentive Plan to employees who are not executive officers in accordance with guidelines established by the Board.

DIRECTOR COMPENSATION

     We do not currently compensate directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending board meetings.

     On June 10, 1999, we granted John M. Connolly an option under our 1998 Stock Incentive Plan to purchase 5,000 shares of common stock at an exercise price of $9.90 per share, in connection with his joining our Board of Directors. On July 30, 1999, the option was amended to provide that it shall be vested in full on such date. On September 20, 1999, we granted Mr. Connolly an option under our 1998 Stock Incentive Plan to purchase 5,000 shares of common stock at an exercise price of $12.25 per share. The option vests as to 25% of the shares on each of September 20, 2000, 2001, 2002 and 2003.

     On September 20, 1999, we granted Charles E. Young an option under our 1998 Stock Incentive Plan to purchase 10,000 shares of common stock at an exercise price of $12.25 per share, in connection with his joining our Board of Directors. The option vests as to 25% of the shares on each of September 20, 2000, 2001, 2002 and 2003.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation during the year ended December 31, 1999 of Student Advantage's Chief Executive Officer and the four most highly compensated executive officers, other than the Chief Executive Officer, whose salary and bonus for 1999 equaled or exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                            ANNUAL          COMPENSATION
                                                        COMPENSATION(1)      AWARDS(2)
                                                      -------------------   ------------
                                                                             SECURITIES
                                             FISCAL                          UNDERLYING     ALL OTHER
        NAME AND PRINCIPAL POSITION           YEAR     SALARY     BONUS       OPTIONS      COMPENSATION
        ---------------------------          ------   --------   --------   ------------   ------------
Raymond V. Sozzi, Jr.......................   1999    $153,462   $ 75,000          --             --
  Chief Executive Officer and President       1998      93,798    150,000          --         $6,000(3)
G. Todd Eichler............................   1999     114,615     50,000          --             --
  Executive Vice President, Business
     Services                                 1998     106,475     50,000          --             --
Christopher B. Andrews.....................   1999     130,000     30,000          --             --
  Vice President, Finance and
  Administration and Chief Financial
  Officer
Mason L. Myers.............................   1999     118,654     37,500     300,000             --
  Executive Vice President, Student and
  University Services
Ronald J. Kos(4)...........................   1999      95,192     33,333     650,001          1,500(5)
  Chief Operating Officer

---------------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonus for the executive officer for the fiscal year.



(2) The Company did not grant any stock appreciation rights or make any long-term incentive plan payouts during the years ended December 31, 1998 and 1999. As of December 31, 1999, Messrs. Andrews and Myers held 69,375 and 15,000 shares of common stock, respectively, subject to a right of repurchase in favor of Student Advantage, with a value of $1,516,364 and $327,863, respectively, based on the fair market value of Student Advantage's common stock on such date. These shares were acquired upon the exercise of unvested options and generally vest in equal annual installments over four years. Dividends will be paid on such shares to the extent dividends are declared and paid on Student Advantage's common stock.



(3) Represents an automobile allowance of $6,000.



(4) Mr. Kos commenced employment with the Company in May 1999. His annual salary is $150,000.



(5) Represents a parking allowance of $1,500.

OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 1999



     The following table sets forth certain information concerning grants of stock options during the year ended December 31, 1999 to each of the executives named in the Summary Compensation Table.



                       OPTION GRANTS IN LAST FISCAL YEAR



                                                INDIVIDUAL GRANTS
                               ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF     PERCENT OF                                 ASSUMED ANNUAL RATES OF
                                 SHARES     TOTAL OPTIONS                             STOCK PRICE APPRECIATION FOR
                               UNDERLYING    GRANTED TO     EXERCISE                         OPTION TERM(2)
                                OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------------
            NAME                GRANTED      FISCAL YEAR    SHARE(1)       DATE           5%              10%
            ----               ----------   -------------   ---------   ----------   -------------   --------------
Raymond V. Sozzi, Jr. .......        --           --             --            --             --               --
G. Todd Eichler..............        --           --             --            --             --               --
Christopher B. Andrews.......        --           --             --            --             --               --
Mason L. Myers...............   300,000         10.6%        $12.25      10/18/09     $2,311,188      $ 5,857,004
Ronald J. Kos................   650,001         23.0           9.90        5/3/09      4,046,943       10,255,749


---------------

(1) Options are incentive stock options or nonstatutory stock options, become exercisable over a four-year period and generally terminate three months following termination of the executive officer's employment with the Company or the expiration date, whichever occurs earlier. The exercise price of each option was determined to be equal to the fair market value per share of the Common Stock on the date of grant.



(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised.

OPTION EXERCISES AND 1999 YEAR-END OPTION VALUES



     The following table sets forth certain information concerning the aggregate number of shares of Common Stock acquired upon option exercises by the executives named in the Summary Compensation Table during the year ended December 31, 1999 and the value realized upon exercise as well as the number and value of unexercised options held by each of the Named Executives on December 31, 1999.



                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR


                       AND FISCAL YEAR END OPTION VALUES



                                                              NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                               SHARES                    OPTIONS AT FISCAL YEAR END        FISCAL YEAR END(2)
                              ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME              ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              -----------   -----------   -----------   -------------   -----------   -------------
Raymond V. Sozzi, Jr. .....         --            --            --             --              --             --
G. Todd Eichler............         --            --            --             --              --             --
Christopher B. Andrews.....    120,000      $114,750        82,500             --      $1,803,244             --
Mason L. Myers.............     15,000        22,950        45,000        300,000         983,588     $2,981,250
Ronald J. Kos..............         --            --       162,500        487,501       1,996,719      5,990,169


---------------

(1) Based on the fair market value of the Common Stock as most recently determined by the Board of Directors as of the date of exercise less the option exercise price. Assuming the fair market value of the Common Stock on the date of exercise was the initial public offering price of $8.00 per share, the value received by Mr. Andrews would be $920,400 and the value received by Mr. Myers would be $115,050.



(2) Based on a value of $22.1875 per share, the fair market value of the Common Stock on December 31, 1999, less the option exercise price.

STOCK PLANS



  1998 Stock Incentive Plan



     Student Advantage's 1998 Stock Incentive Plan and a related plan for California employees, collectively referred to as the Incentive Plan, were adopted by the Board of Directors and approved by the stockholders of Student Advantage on December 10, 1998. As of December 31, 1999, 997,327 shares of common stock had been issued upon exercise of options granted under the Incentive Plan. As of that date, options to purchase 3,813,152 shares of common stock at a weighted average exercise price of $7.166 per share were outstanding.



     The Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, restricted stock awards and other stock-based awards, collectively referred to as Awards. As of December 31, 1999, a total of 2,689,521 shares of common stock were reserved for future grants under the Incentive Plan.



     All officers, employees, directors, consultants and advisors of Student Advantage and its subsidiaries are eligible to receive Awards under the Incentive Plan. Under present law, however, incentive stock options may only be granted to employees.



     Student Advantage may grant options at an exercise price less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m)of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Student Advantage). The Incentive Plan permits the Board of Directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to Student Advantage of shares of common stock, by delivery to Student Advantage of a promissory note, or by any combination of the permitted forms of payment.



     The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Incentive Plan. It may delegate authority under the Incentive Plan to one or more committees of the Board of Directors and, subject to certain limitations, to one or more executive officers of Student Advantage. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. The Board of Directors has also authorized the Stock Option Committee to grant options and make other awards under the Incentive Plan to employees who are not officers in accordance with guidelines adopted by the Board. Subject to any applicable limitations contained in the Incentive Plan, the Board of Directors, the Compensation Committee, the Stock Option Committee or any other committee or executive officer to whom the Board of Directors delegates authority, as the case may be, selects the recipients of awards and determines:



     - the number of shares of common stock covered by options and the dates upon which such options become exercisable,



     -  the exercise price of options,

     -  the duration of options, and



     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.



     In the event of a merger or other acquisition event, the Board of Directors is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for by the acquiror and if not so assumed the Board shall provide for the acceleration of the vesting of awards. The option and restricted stock agreements evidencing grants of Awards under the Incentive Plan generally provide in the event of a change in control of Student Advantage for the acceleration of the vesting of options and other stock-based Awards with respect to the number of shares that would have vested on a monthly vesting schedule through the date of the change in control and 50% of the remaining unvested shares.



     No Award may be granted under the Incentive Plan after December 2008, but the vesting and effectiveness of Awards previously granted may extend beyond that date. The Board of Directors may amend, suspend or terminate the Incentive Plan or any portion thereof at any time.



  1999 Employee Stock Purchase Plan



     The Board of Directors adopted Student Advantage's 1999 Employee Stock Purchase Plan in April 1999, which was approved by the stockholders in May 1999. The Purchase Plan authorizes the issuance of up to a total of 450,000 shares of common stock to participating employees.



     All employees of Student Advantage, including directors of Student Advantage who are employees, and all employees of any participating subsidiaries:



     - whose customary employment is more than 20 hours per week for more than five months in a calendar year,



     - who have been employed by Student Advantage for at least three months prior to enrolling, and



     - who are employed on the first day of a designated payroll deduction period (the "offering period")



are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of the stock of Student Advantage or any subsidiary are not eligible to participate.



     On the first day of an offering period, Student Advantage will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of common stock as follows: the employee may authorize an amount (up to 10%, or such lesser amount as shall be determined by the Board, of such employee's base pay) to be deducted by Student Advantage from such employee's base pay during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option exercise price is an amount equal to 85% of the closing price per share of the common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing the product of (1) $2,083 and (2) the number of full months in the offering period by the closing market price of a share of common stock on the first business day of the offering period or such other number as may be determined by the Board prior to the commencement date of the offering period. The Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.



     An employee who is not a participant on the last day of the offering period, as a result of voluntary withdrawal or termination of employment or for any other reason, is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. However, upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant's account would purchase at the date of death.



     Because participation in the Purchase Plan is voluntary, Student Advantage cannot now determine the number of shares of common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.



401(K) PLAN



     Student Advantage has a 401(k) plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. Generally, all employees are eligible to participate in the 401(k) plan after they complete one year of service.



     Eligible employees electing to participate in the 401(k) plan may defer a portion of their compensation, on a pre-tax basis, by making a contribution to the 401(k) plan. The maximum contribution is fixed in Section 401(k) of the Internal Revenue Code. The contribution limit for 1999 was $10,000. In April 1998, Student Advantage began matching employee contributions to the 401(k) plan. Student Advantage made matching contributions of $0.50 for each $1.00 contributed by the employee to the plan, up to 6% of the employee's gross earnings in 1998, subject to the foregoing limit. Eligible employees who elect to participate in the 401(k) plan are generally vested in Student Advantage's matching contribution after four years of service. Student Advantage contributed an aggregate of $133,000 in 1999 to the 401(k) plan.



EMPLOYMENT AGREEMENTS



     In March 1996, Student Advantage entered into an employment agreement with Mr. Sozzi, which was amended in October 1998. The employment agreement provides for an initial term of employment expiring on January 1, 1999 and automatically renews for successive one-year terms, unless terminated by either party prior to such renewal. The employment agreement provides for a base salary of $150,000 in 1999, and a bonus at a target level of $75,000 to be determined in the discretion of the Board of Directors. Pursuant to the employment agreement, if we terminate Mr. Sozzi's employment without cause, Mr. Sozzi is entitled to receive severance benefits, for a period of 18 months following his termination, equal to (1) his base salary, (2) bonus payments at the fixed rate of $75,000 per year for each year or portion thereof, (3) continued participation in all employee benefits, and (4) outplacement services. In addition, Mr. Sozzi has agreed to certain confidentiality, noncompetition and nonsolicitation provisions.



     In May 1999, Student Advantage entered into a letter agreement with Ronald
J. Kos and agreed to employ him as its Chief Operating Officer. Student Advantage agreed to pay Mr. Kos an annual base salary of $150,000 and an annual performance bonus with a target of $75,000, based upon the achievement of certain performance objectives. We granted Mr. Kos options to purchase an aggregate of 650,001 shares of common stock at an exercise price of $9.90 per share. The options vest as to 25% of the shares on December 1, 1999 and as to an additional 25% on each of May 3, 2001, May 3, 2002 and May 3, 2003. The option agreements for Mr. Kos provide for the acceleration of vesting in the event of a change in control of Student Advantage with respect to the number of shares that would have vested on a monthly vesting schedule through the date of the change in control and 50% of the remaining unvested shares. If, following a change in control, the successor terminates the employment of Mr. Kos without cause, vesting of the shares will accelerate in full.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The Compensation Committee of the Board of Directors consists of Messrs. Kaiser, Katzman and Turtletaub, none of whom has been an officer or employee of Student Advantage at any time since our inception. No executive officer of Student Advantage serves as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Prior to the formation of the Compensation Committee, the Board of Directors made decisions relating to the compensation of executive officers.



LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS



     Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (1) for any breach of their duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit.



     Our amended and restated certificate of incorporation provides that we shall indemnify our directors, officers and employee benefit plan fiduciaries to the fullest extent permitted by law. Our amended and restated certificate of incorporation permits us to advance expenses incurred by an indemnified director or officer in connection with the defense of any action or proceeding arising out of such director's or officer's status or service as a director or officer of Student Advantage upon an undertaking by such director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to such indemnification.



     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees and associated legal expenses), judgments, fines and amounts paid in settlement amounts, actually and reasonably incurred by any such person's services as a director or officer of Student Advantage or any other company or enterprise to which the person provides services at the request of Student Advantage, if such officer or director acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to the best interests of Student Advantage or with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

                              CERTAIN TRANSACTIONS



EQUITY FINANCING



     On October 20, 1998, Greylock IX Limited Partnership and Marc J. Turtletaub each purchased an aggregate of 625,000 preferred membership units (which converted into 625,000 shares of Series A convertible preferred stock) for which each of them paid $5.0 million. Greylock IX Limited Partnership and Mr. Turtletaub purchased these membership units from certain members of Student Advantage LLC, our predecessor LLC, including Messrs. Sozzi, Eichler, Siegel and Liniado and Ms. Abegglen, each of whom is an executive officer of Student Advantage, and The Main Quad, Inc. (now known as TMQ Ventures, Inc.), an entity controlled by Mr. Myers, an executive officer of Student Advantage. Messrs. Sozzi, Eichler, Siegel, Liniado and Turtletaub, Ms. Abegglen, The Main Quad and Greylock IX Limited Partnership then exchanged the membership units held by each of them for convertible preferred stock and common stock of Student Advantage. On October 20, 1998, Student Advantage also sold 625,000 shares of convertible preferred stock to each of Greylock IX Limited Partnership and Marc J. Turtletaub, for an aggregate purchase price of $10.0 million. Mr. Kaiser, who is a General Partner of the General Partner of Greylock IX Limited Partnership, and Mr. Turtletaub each became a Director of Student Advantage in October 1998. On June 23, 1999, all of these shares of convertible preferred stock were converted into an aggregate of 7,500,000 shares of common stock.



PRINCETON REVIEW PUBLISHING



     In March 1996, we entered into an Investment Agreement with Princeton Review Publishing, L.L.C. Pursuant to this agreement, Princeton Review purchased 2,479 membership units in the predecessor LLC for an aggregate purchase price of $250,000. Mr. Katzman, a director of Student Advantage, is the President of Princeton Review. In connection with this transaction, the predecessor LLC also:



     - borrowed $75,000 and issued Princeton Review a convertible promissory note bearing interest at 8.5% per year, which was paid in September 1997, and



     - borrowed $100,000 and issued Princeton Review a secured promissory note bearing interest at 8.5% per year, which was paid in September 1998.



     In September 1997, Student Advantage redeemed 1,498 of Princeton Review's 2,479 membership units in the predecessor LLC for an aggregate purchase price of $630,000. In addition, Student Advantage borrowed $125,000 from Princeton Review, which was repaid on October 23, 1998. In October 1998, Princeton Review's remaining 981 membership units were converted into 1,450,587 shares of common stock and 134,597 shares of convertible preferred stock (convertible into 403,791 shares of common stock).



     In October 1998, Mr. Sozzi entered into an agreement with Princeton Review requiring Mr. Sozzi to purchase up to 78,125 shares of convertible preferred stock of Student Advantage at $8.00 per share upon the election of Princeton Review. Princeton Review exercised this put option on November 24, 1998 and consented to the purchase of the 78,125 shares of convertible preferred stock by Mr. Siegel and Mr. Eichler, in addition to Mr. Sozzi.



     Student Advantage entered into an agreement in March 1996 with Princeton Review, pursuant to which:



     - Princeton Review provides space on its web site for Student Advantage to market its programs,



     -  Princeton Review agreed to certain non-compete restrictions,



     - Student Advantage agreed to promote certain of Princeton Review's products, and



     - Student Advantage agreed not to permit competitors of Princeton Review to participate in certain Student Advantage programs.

OTHER AGREEMENTS



     In February 1995, Student Advantage entered into an agreement with David M. Liniado d/b/a DML Enterprises. Mr. Liniado is an executive officer of Student Advantage. Under this agreement, Student Advantage agreed to allow DML to market discounts on products and services using the Student Advantage name in the southeastern United States. In February 1996, Student Advantage acquired DML's business and assets. DML received 111 membership units in the predecessor LLC and the right to 35% of Student Advantage's pre-tax earnings derived from such southeastern U.S. markets in 1996, 1997 and 1998. In April 1997, Student Advantage issued an additional 239 membership units in complete satisfaction of its obligation to pay DML 35% of its earnings derived from that region. On October 20, 1998 the balance of DML's total membership units were converted into 517,536 shares of common stock and 16,698 shares of convertible preferred stock (convertible into 50,094 shares of common stock).



     In December 1997, Student Advantage entered into an asset purchase agreement with The Main Quad, Inc. under which Student Advantage purchased certain assets, including U-WIRE, for $272,000 in cash and 270 membership units in the predecessor LLC. In connection with this agreement, the predecessor LLC entered into an ancillary agreement entitling The Main Quad to a certain number of additional membership interests, depending on the valuation of Student Advantage in its initial public offering. In October 1998, Student Advantage issued to The Main Quad an additional 480 membership units in satisfaction of this obligation. The Main Quad's total membership units held as of October 20, 1998 were converted into 1,109,013 shares of common stock and 55,345 shares of convertible preferred stock (convertible into 166,035 shares of common stock). In connection with the asset purchase agreement, Student Advantage entered into a three year employment agreement, dated May 1, 1997, with Mr. Myers, co-founder of The Main Quad. Pursuant to the agreement, Mr. Myers' base salary was $55,000 for the first year, $60,000 for the second year and $65,000 for the third year of his employment. Student Advantage also entered into an employment agreement with Kevin Watters, co-founder of The Main Quad, on similar terms.



     Mr. Sozzi, the Chairman of the Board of Directors, President and Chief Executive Officer of Student Advantage, loaned Student Advantage $400,000 on April 21, 1998 at an interest rate of 3% per year, which was repaid on August 3, 1998. Mr. Sozzi loaned $300,000 to Student Advantage on August 17, 1998, $200,000 on August 31, 1998, $100,000 on September 4, 1998 and $250,000 on
September 18, 1998, all at an interest rate of approximately 6% per year. Student Advantage repaid all of these loans on October 29, 1998.



     Student Advantage loaned Mr. Siegel, Vice President, Product Development, and an executive officer of Student Advantage, $60,000 on February 9, 1998 at an interest rate per year of approximately 6% per year, which was paid in late 1998. Mr. Siegel loaned Student Advantage $100,000 on April 21, 1998 without interest, which was repaid on May 11, 1998.



     In January 1998, Ms. Abegglen, Vice President, Marketing Communications, and an executive officer of Student Advantage, borrowed $164,914 from Student Advantage in connection with the purchase of membership units in the predecessor LLC. This borrowing, with interest at a rate of 5% per year, was repaid in December 1998.



     In December 1998, Student Advantage granted Christopher B. Andrews, Vice President, Finance and Administration and an executive officer of Student Advantage, an option under the 1998 Stock Incentive Plan to purchase 202,500 shares of common stock at an exercise price of $0.33 per share. This option vests as to 16 2/3% of the shares on December 10, 1998, 8 1/3% of the shares on September 22, 1999, and 25% on each September 22 for three years thereafter. In December 1998, Student Advantage also granted David M. Liniado, Vice President, Campus Development, an option under the 1998 Stock Incentive Plan to purchase 90,000 shares of common stock at an exercise price of $0.33 per share. This option vests as to 25% of shares on each of January 1, 2000, 2001, 2002 and 2003. The options granted to Messrs. Andrews and Liniado are immediately exercisable in full, subject to repurchase by Student Advantage at the exercise price upon termination of the executive officer's employment prior to vesting in the shares. The option agreements for each of Messrs. Andrews and Liniado provide for the acceleration of vesting in the event of a change in control of Student Advantage with respect to the number of shares that would have vested on a monthly vesting schedule through the date of the change in control and 50% of the remaining unvested shares. If, following a change in control, the successor terminates the employment of the executive officer without cause or the executive officer terminates his employment for certain reasons, vesting of the shares will accelerate in full.



     In October 1999, Student Advantage granted Mr. Myers, Executive Vice President, Student and University Services of Student Advantage, options under the 1998 Stock Incentive Plan to purchase an aggregate of 300,000 shares of common stock at an exercise price of $12.25 per share. The options vest as to 25% of the shares on each of October 19, 2000, October 19, 2001, October 19, 2002 and October 19, 2003. The option agreements for Mr. Myers provide for the acceleration of vesting in the event of a change in control of Student Advantage with respect to the number of shares that would have vested on a monthly vesting schedule through the date of the change in control and 50% of the remaining unvested shares.



DISTRIBUTIONS TO MEMBERS OF PREDECESSOR LIMITED LIABILITY COMPANY



     During April 1998, the predecessor LLC distributed to its LLC members an aggregate of approximately $1,043,000 so that they could pay their estimated tax liability with respect to the 1997 taxable income of the predecessor LLC. These LLC members included, among others, Mr. Sozzi, Mr. Eichler, Mr. Siegel, Princeton Review, Ms. Abegglen, Mr. Liniado and The Main Quad. In November 1998, Student Advantage distributed to the former members the remainder of the predecessor LLC's 1997 taxable income (approximately $1,277,000). To the extent Princeton Review's tax liability on the predecessor LLC's taxable income for 1997 and 1998 exceeds its estimated tax liability, Student Advantage agreed to indemnify Princeton Review for such excess. Student Advantage also agreed to distribute to its former LLC members approximately 45% of the predecessor LLC's 1998 taxable income so that they can pay their tax liability with respect to the 1998 taxable income of the predecessor LLC for the period between January 1, 1998 and October 20, 1998, which was the date on which the predecessor LLC was converted to a C Corporation. Student Advantage does not expect to make any such distribution because it did not have taxable income in 1998.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of the common stock of Student Advantage as of February 29, 2000:


     - each person or entity, or group of affiliated persons or entities, who Student Advantage knows beneficially owns five percent or more of the common stock,

     - each director of Student Advantage and each executive officer named in the Summary Compensation Table, and

     -  all directors and executive officers of Student Advantage as a group.


     Unless otherwise indicated, (1) each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity and (2) the address of each beneficial owner is c/o Student Advantage, Inc., 280 Summer Street, Boston, Massachusetts 02210. The number of shares of common stock outstanding used in calculating the percentage for each person listed includes the shares of common stock underlying options held by such person that are exercisable within 60 days of February 29, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 35,563,155 shares of common stock outstanding as of February 29, 2000.



                                                                               PERCENTAGE OF
                                                      SHARES BENEFICIALLY         COMMON
              NAME OF BENEFICIAL OWNER                       OWNED           STOCK OUTSTANDING
              ------------------------                -------------------    -----------------
5% STOCKHOLDERS
Raymond V. Sozzi, Jr................................       7,307,683              20.6%
Greylock IX Limited Partnership(1)..................       3,750,000               10.5
William S. Kaiser(1)................................       3,750,000               10.5
Marc J. Turtletaub..................................       3,750,000               10.5
Daniel G. Siegel....................................       2,005,912                5.6
G. Todd Eichler.....................................       2,004,912                5.6
OTHER DIRECTORS
John S. Katzman(2)..................................       1,570,003                4.4
John M. Connolly(3).................................           5,000                 *
Charles E. Young(4).................................           2,632                 *
OTHER NAMED EXECUTIVES
Mason L. Myers(5)...................................       1,285,048                3.6
Christopher B. Andrews(6)...........................         185,632                 *
Ronald J. Kos(7)....................................         162,500                 *
All executive officers and directors as a group (12
  persons)(8).......................................      22,748,029              63.5%


---------------
 *   Less than 1%.


(1) Consists of 3,750,000 shares held of record by Greylock IX Limited Partnership. Mr. Kaiser is a general partner of Greylock IX GP Limited Partnership, the general partner of Greylock IX Limited Partnership. Greylock IX GP Limited Partnership has sole voting and investment power with respect to these shares. Mr. Kaiser disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for Greylock IX Limited Partnership and Greylock IX GP Limited Partnership is One Federal Street, Boston, Massachusetts 02110.



(2) Consists of 1,570,003 shares held of record by Princeton Review Publishing, L.L.C. Mr. Katzman is the President of Princeton Review Publishing. Mr. Katzman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for Princeton Review Publishing is 2315 Broadway, New York, New York 10024.

(3) Consists of 5,000 shares subject to presently exercisable options held by Mr. Connolly.



(4) Consists of 2,632 shares subject to presently exercisable options held by Mr. Young.



(5) Includes 1,225,048 shares held of record by TMQ Ventures, Inc. Mr. Myers is a stockholder, director and a Co-President of TMQ Ventures, Inc. Mr. Myers shares investment and voting power with respect to these shares. Mr. Myers disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Includes 45,000 shares held of record by Mr. Myers and 15,000 shares subject to options held by Mr. Myers, which are immediately exercisable in full. Any shares acquired upon exercise of such options and 30,000 of such shares held of record by Mr. Myers are subject to a right of repurchase in favor of Student Advantage which vests over a four-year period.



(6) Consists of 82,500 shares subject to presently exercisable options held by Mr. Andrews and 103,132 shares held of record by Mr. Andrews. All shares acquired upon exercise of such options and 69,375 of such shares held of record are subject to a right of repurchase in favor of Student Advantage which vests over a four-year period.



(7) Consists of 162,500 shares subject to presently exercisable options held by Mr. Kos.



(8) Includes 267,632 shares subject to presently exercisable options held by the executive officers and directors. Of such shares subject to options, 97,500 shares acquired upon the exercise of such options are subject to a right of repurchase in favor of Student Advantage which vests over a four-year period. Also includes 99,375 shares held of record by the executive officers, which are subject to a right of repurchase in favor of Student Advantage which will vest over a four-year period.

                              SELLING STOCKHOLDERS

     The selling stockholders are former stockholders of University Netcasting, Inc., which we acquired on June 18, 1999. We issued a total of 2,438,875 shares of common stock to the selling stockholders in connection with the acquisition and agreed to register 50% of such shares under the Registration Statement of which this prospectus constitutes a part. The following table sets forth, to the knowledge of Student Advantage, certain information about the selling stockholders as of November 30, 1999.

                                         NUMBER OF SHARES OF                           NUMBER OF SHARES OF
                                            COMMON STOCK                                  COMMON STOCK
                                         BENEFICIALLY OWNED     NUMBER OF SHARES OF    BENEFICIALLY OWNED
                                              PRIOR TO             COMMON STOCK               AFTER
      NAME OF SELLING STOCKHOLDER          OFFERING(1)(2)         OFFERED HEREBY        OFFERING(1)(2)(3)
      ---------------------------        -------------------    -------------------    -------------------
iXL Enterprises, Inc.(4)...............        625,834                314,628                311,206
Stipa Investments, L.P.................        550,710                276,861                273,849
Brentwood Associates(5)................        371,200                186,616                184,584
Sorrento Ventures(6)...................        269,964                135,721                134,243
Richard B. Beedon(7)(8)................         94,762                 46,449                 48,313
William Patrick Battle.................         74,025                 37,215                 36,810
William R. Battle III(9)...............         74,025                 37,215                 36,810
Lawrence & Company.....................         71,590                 35,991                 35,599
Jeffrey Padnos(9)(10)..................         54,185                 27,241                 26,944
William Westrate.......................         48,481                 24,373                 24,108
Black Lake Group.......................         33,741                 16,963                 16,778
Winnico Holdings, Inc..................         30,845                 15,507                 15,338
SIP Investment, LLC....................         28,517                 14,337                 14,180
Douglas Padnos(10).....................         22,814                 11,470                 11,344
David Upton............................         19,963                 10,036                  9,927
Daniel Padnos(10)......................         17,110                  8,602                  8,508
Michael Shea...........................         10,932                  5,496                  5,436
Benjamin Padnos........................         10,683                  5,371                  5,312
Jay Kear(9)............................          8,883                  4,466                  4,417
B. Mason Flemming Jr...................          2,959                  1,488                  1,471
Roy W. Lessard.........................          2,959                  1,488                  1,471
Patina LLC.............................          1,234                    621                    613
J.F. Seyferth, Jr. Trust...............          1,140                    574                    566
Katheryn Fallon........................            833                    419                    414
Catherine Swormstedt...................            214                    108                    106
Ronald Inman(7)(11)....................          3,669                     80                  3,589
Benjamin Margoles(7)...................            159                     80                     79
Eric Crawford(7).......................             61                     31                     30

---------------
 (1) Except as otherwise indicated, the number of shares beneficially owned is determined under the rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The selling stockholders have sole voting and investment power with respect to all shares listed as owned by the selling stockholders. The number of shares listed for each stockholder as owned by such stockholder after the offering is fewer than 1% of the number of shares of common stock outstanding.

 (2) Of the total shares listed as owned by the selling stockholders, a total of 230,622 shares are held in an escrow account to secure indemnification obligations to Student Advantage of the selling stockholders. It is expected that these shares (less any shares that may be distributed from the escrow account to Student Advantage in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on June 18, 2000. The number of shares indicated as owned by each selling stockholder includes those shares (approximately 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

 (3) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any of all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

 (4) U. Bertram Ellis, Jr., the Chairman and Chief Executive Officer of iXL Enterprises, Inc., is a former member of the Board of Directors of University Netcasting, Inc.

 (5) The number of shares listed as beneficially owned consists of 356,352 shares of common stock held by Brentwood Associates VIII, L.P. and 14,848 shares of common stock held by Brentwood Affiliates Fund, L.P. G. Bradford Jones, who may be deemed to beneficially own such shares, is a former member of the Board of Directors of University Netcasting, Inc.

 (6) The number of shares listed as beneficially owned consists of 34,056 shares of common stock held by Sorrento Ventures II, L.P., 100,569 shares of common stock held by Sorrento Ventures III, L.P., 58,057 shares of common stock held by Sorrento Ventures IV, L.P., 20,990 shares of common stock held by Sorrento Ventures CE, L.P., and 56,292 shares of common stock held by Sorrento Growth Partners I, L.P.

 (7) Employee or former employee of Student Advantage and/or University Netcasting. None of the other selling stockholders has held any position or office with, or has otherwise had a material relationship with, Student Advantage or any of its subsidiaries within the past three years.

 (8) Mr. Beedon is the former Chief Executive Officer of University Netcasting, Inc. and a former member of the Board of Directors of University Netcasting, Inc. The number of shares listed as beneficially owned includes 2,369 shares of common stock issuable upon presently exercisable options.

 (9) Former member of the Board of Directors of University Netcasting, Inc.

(10) Does not include 33,741 shares of common stock held by the Black Lake Group, which Daniel Padnos, Douglas Padnos and Jeffrey Padnos may be deemed to beneficially own.

(11) The number of shares listed as beneficially owned includes 3,510 shares of common stock issuable upon presently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of Student Advantage consists of 150,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of February 29, 2000, there were outstanding (1) 35,563,155 shares of common stock held by 139 stockholders of record and (2) options to purchase an aggregate of 3,814,421 shares of common stock.


     The following summary of certain provisions of our securities and various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws included as exhibits to the Registration Statement of which this prospectus is a part. See "Additional Information."

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any such dividends declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Student Advantage, the holders of common stock are entitled to receive ratably the net assets of Student Advantage available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which Student Advantage may designate and issue in the future. Certain holders of common stock have the right to require Student Advantage to register their shares of common stock under the Securities Act in certain circumstances.


     Under specified conditions and subject to customary exceptions, holders of 16,384,686 shares of common stock have demand registration rights with respect to their shares of common stock to require us to register their shares of common stock under the Securities Act, and they have rights to participate in any future registration of securities by us. We are not required to effect more than two demand registrations on behalf of these holders. Each of these holders waived his or its right to participate in this registration of securities.


PREFERRED STOCK

     Under the terms of our amended and restated certificate of incorporation, the Board of Directors is authorized to issue such shares of preferred stock in one or more series without stockholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of Student Advantage. Student Advantage has no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Student Advantage is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The amended and restated bylaws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Under the amended and restated bylaws, any vacancy on the Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitation on and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Student Advantage.

     The amended and restated bylaws also provide that any action required or permitted to be taken by the stockholders of Student Advantage at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The amended and restated bylaws further provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to Student Advantage. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of Student Advantage. These provisions could also discourage a third party from making a tender offer for the common stock, because even if it acquired a majority of the outstanding voting securities of Student Advantage, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting and not by written consent.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

                              PLAN OF DISTRIBUTION

     The shares covered hereby may be offered and sold from time to time by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest. The selling stockholders will act independently of Student Advantage in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions, including pursuant to one or more of the following methods:

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, broker-dealers or agents engaged by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest, may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, or from their pledgees, donees, transferees or other successors in interest, in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered hereby, the selling stockholders, or their pledgees, donees, transferees or other successors in interest, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling stockholders to use our reasonable best efforts to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (2) June 18, 2000.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Student Advantage by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The audited financial statements included in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants. The companies and periods covered by these audits are indicated in the individual reports. Such financial statements have been so included in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1. This prospectus, which is a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of Student Advantage, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. You may review a copy of the Registration Statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     We also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our Commission filings and the Registration Statement can also be reviewed by accessing the Commission's internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                            STUDENT ADVANTAGE, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
STUDENT ADVANTAGE, INC.
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................   F-3
Consolidated Statement of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................   F-4
Consolidated Statement of Changes in Redeemable Convertible
  Preferred Stock and Stockholders' Equity (Deficit) for the
  years ended December 31, 1996, 1997, 1998 and 1999........   F-5
Consolidated Statement of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................   F-6
Notes to Consolidated Financial Statements..................   F-7

VOICE FX CORPORATION
Report of Independent Accountants...........................  F-22
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and September 30, 1999 (unaudited)........................  F-23
Consolidated Statement of Operations for the years ended
  December 31, 1997 and 1998 and the nine months ended
  September 30, 1998 and 1999 (unaudited)...................  F-24
Consolidated Statement of Stockholders' Equity for the years ended December 31, 1997 and 1998 and the nine months ended
  September 30, 1999 (unaudited)............................  F-25
Consolidated Statement of Cash Flows for the years ended
  December 31, 1997 and 1998 and the nine months ended
  September 30, 1998 and 1999 (unaudited)...................  F-26
Notes to Consolidated Financial Statements..................  F-27

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Financial Statement............  F-34
Unaudited Pro Forma Combined Statement of Operations........  F-35
Notes to Unaudited Pro Forma Combined Financial Statement...  F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Student Advantage, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Student Advantage, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principals generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

                                            PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2000

                            STUDENT ADVANTAGE, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                     ASSETS
Current assets
  Cash and cash equivalents.................................  $  6,140   $ 15,370
  Marketable securities.....................................        --     20,546
  Accounts receivable (net of allowance for doubtful
     accounts of $70 and $250 at December 31, 1998 and 1999,
     respectively)..........................................     3,209      4,527
  Prepaid expenses and other current assets.................       352      2,698
                                                              --------   --------
     Total current assets...................................     9,701     43,141
Property and equipment, net.................................     1,386      4,038
Investment..................................................        --      4,262
Intangible and other assets, net............................       617      9,355
                                                              --------   --------
     Total assets...........................................  $ 11,704   $ 60,796
                                                              ========   ========

             LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $  1,985   $  3,329
  Accrued compensation......................................     1,095      1,523
  Other accrued expenses....................................     1,912      4,574
  Deferred revenue..........................................     7,064      9,576
                                                              --------   --------
     Total current liabilities..............................    12,056     19,002
                                                              --------   --------
Notes payable...............................................        --        100
                                                              --------   --------
     Total liabilities......................................    12,056     19,102
                                                              --------   --------
Series A redeemable convertible preferred stock; $1 par
  value; Authorized:
  4,000,000 shares; Issued: 2,952,568 and 0 shares at
  December 31, 1998 and 1999 , respectively; Outstanding:
  2,747,036 and 0 shares at December 31, 1998 and 1999,
  respectively..............................................    10,196         --
Commitments and contingencies (Note 12)
Stockholders' equity (deficit)
Preferred Stock, $0.01 par value, 5,000,000 shares
  authorized, 0 shares issued and outstanding
Common stock, $0.01 par value; Authorized: 150,000,000
  shares; Issued:
  20,746,255 and 35,435,398 at December 31, 1998 and 1999,
  respectively; Outstanding: 18,531,190 and 35,435,398 at
  December 31, 1998 and 1999, respectively..................       207        354
  Additional paid-in capital................................    18,944     87,690
  Accumulated deficit.......................................   (25,706)   (44,058)
  Notes receivable from stockholders........................        --        (79)
  Treasury stock (at cost)..................................      (630)        --
  Deferred compensation.....................................    (3,363)    (2,213)
                                                              --------   --------
     Total stockholders' equity (deficit)...................   (10,548)    41,694
                                                              --------   --------
     Total liabilities, redeemable convertible preferred
      stock and stockholders' equity (deficit)..............  $ 11,704   $ 60,796
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            STUDENT ADVANTAGE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                              -------    --------    --------
Revenue
  Subscription..............................................  $ 2,971    $  7,174    $  7,838
  Other.....................................................    1,844      12,186      19,806
                                                              -------    --------    --------
     Total revenue..........................................    4,815      19,360      27,644
                                                              -------    --------    --------
Costs and expenses
  Cost of subscription revenue..............................    2,628       2,442       2,365
  Cost of other revenue (excluding stock-based compensation
     of $0, $70 and $91 for the years ended 1997, 1998 and
     1999, respectively)....................................      702       7,867      13,178
  Product development (excluding stock-based compensation of
     $0, $221 and $320 for the years ended 1997, 1998 and
     1999, respectively)....................................    3,253       4,948       9,654
  Sales and marketing (excluding stock-based compensation of
     $0, $446 and $547 for the years ended 1997, 1998 and
     1999, respectively)....................................    1,905       7,313      11,704
  General and administrative (excluding stock-based
     compensation of $0, $71 and $161 for the years ended
     1997, 1998 and 1999, respectively).....................    2,727       5,484       8,543
  Depreciation and amortization.............................      351       1,155       1,994
  Stock-based compensation..................................       --         808       1,119
                                                              -------    --------    --------
     Total costs and expenses...............................   11,566      30,017      48,557
                                                              -------    --------    --------
Loss from operations........................................   (6,751)    (10,657)    (20,913)
Interest income (expense), net..............................      (77)        121       1,358
                                                              -------    --------    --------
Net loss....................................................  $(6,828)   $(10,536)   $(19,555)
                                                              =======    ========    ========
Basic and diluted net loss per share........................  $ (0.41)   $  (0.59)   $  (0.71)
                                                              =======    ========    ========
Shares used in computing basic and diluted net loss per
  share.....................................................   16,588      17,710      27,410
                                                              =======    ========    ========
Unaudited pro forma basic and diluted net loss per share....             $  (0.46)   $  (0.63)
                                                                         ========    ========
Shares used in computing unaudited pro forma basic and
  diluted net loss per share................................               22,772      31,226
                                                                         ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            STUDENT ADVANTAGE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   REDEEMABLE
                                                   CONVERTIBLE
                                                 PREFERRED STOCK           COMMON STOCK        ADDITIONAL
                                              ---------------------   ----------------------    PAID-IN     ACCUMULATED
                                                SHARES      AMOUNT      SHARES     PAR VALUE    CAPITAL       DEFICIT
                                              ----------   --------   ----------   ---------   ----------   -----------
Balance, January 1, 1997....................   1,372,043   $     54   15,978,627     $160       $  5,708     $ (5,938)
Issuance of preferred and common stock, net
 of issuance costs..........................     119,368         19    1,988,149       20          4,657
Issuance of common stock for services.......                              84,040        1            677
Issuance of preferred and common stock upon
 cancellation of notes payable..............      27,440          5      407,181        4            836
Issuance of preferred and common stock in
 satisfaction of obligation to
 stockholder................................      32,792          9      353,405        3             30
Repurchase of 205,532 shares of preferred
 stock and 2,215,065 shares of common
 stock......................................
Issuance of preferred and common stock in
 connection with the acquisition of The Main
 Quad.......................................      37,045         24      399,244        4             78
Issuance of common stock warrant............                                                         194
Net loss....................................                                                                   (6,828)
                                              ----------   --------   ----------     ----       --------     --------
Balance, December 31, 1997..................   1,588,688        111   19,210,646      192         12,180      (12,766)
                                              ----------   --------   ----------     ----       --------     --------
Issuance of preferred and common stock, net
 of issuance costs..........................   1,250,000     10,000      271,441        3          1,997          (84)
Issuance of preferred and common stock in
 connection with the acquisition of The Main
 Quad.......................................      65,858         49      709,768        7            169
Issuance of preferred and common stock upon
 cancellation of notes payable..............      48,022         36      517,536        5            124
Issuance of common stock for services.......                              36,864       --            297
Exercise of common stock options............                                  --       --              6
Distributions to stockholders...............                                                                   (2,320)
Deferred compensation relating to grants of
 stock options..............................                                                       4,171
Compensation relating to grants of stock
 options....................................
Net loss....................................                                                                  (10,536)
                                              ----------   --------   ----------     ----       --------     --------
Balance, December 31, 1998..................   2,952,568     10,196   20,746,255      207         18,944      (25,706)
                                              ----------   --------   ----------     ----       --------     --------
Exercise of common stock options and
 warrants...................................                           1,075,046       11            665
Sale of common stock under employee stock
 purchase plan..............................                              36,258       --            246
Issuance of common stock and common stock
 warrants in connection with the acquisition
 of Mentor Interactive, Inc.................                              18,056       --            299
Issuance of common stock in connection with
 the acquisition of Transaction Service
 Providers..................................                             195,000        2            268         (444)
Issuance of common stock in initial public
 offering, net of issuance costs............                           6,900,000       69         49,823
Conversion of preferred stock to common
 stock in connection with the initial public
 offering...................................  (2,952,568)   (10,196)   6,026,043       61          9,505
Issuance of common stock for services.......                               8,658       --            108
Issuance of common stock warrant............                                                       2,221
Deferred compensation relating to grants of
 stock options..............................                                                         228
Deferred compensation related to
 cancellation of stock options for
 terminated employees.......................                                                        (259)
Compensation relating to grants of stock
 options....................................
Issuance of common stock in connection with
 the acquisition of VoiceFX.................                             430,082        4          5,642
Adjustment to conform fiscal periods for
 University Netcasting, Inc.................                                                                    1,647
Net loss....................................                                                                  (19,555)
                                              ----------   --------   ----------     ----       --------     --------
Balance December 31, 1999...................          --   $     --   35,435,398     $354       $ 87,690     $(44,058)
                                              ==========   ========   ==========     ====       ========     ========


                                                 NOTES                                     TOTAL
                                               RECEIVABLE                              STOCKHOLDERS'
                                                  FROM       TREASURY     DEFERRED        EQUITY
                                              STOCKHOLDERS    STOCK     COMPENSATION     (DEFICIT)
                                              ------------   --------   ------------   -------------
Balance, January 1, 1997....................      $ --        $  --       $    --        $    (70)
Issuance of preferred and common stock, net
 of issuance costs..........................                                                4,677
Issuance of common stock for services.......                                                  678
Issuance of preferred and common stock upon
 cancellation of notes payable..............                                                  840
Issuance of preferred and common stock in
 satisfaction of obligation to
 stockholder................................                                                   33
Repurchase of 205,532 shares of preferred
 stock and 2,215,065 shares of common
 stock......................................                   (630)                         (630)
Issuance of preferred and common stock in
 connection with the acquisition of The Main
 Quad.......................................                                                   82
Issuance of common stock warrant............                                                  194
Net loss....................................                                               (6,828)
                                                  ----        -----       -------        --------
Balance, December 31, 1997..................        --         (630)           --          (1,024)
                                                  ----        -----       -------        --------
Issuance of preferred and common stock, net
 of issuance costs..........................                                                1,916
Issuance of preferred and common stock in
 connection with the acquisition of The Main
 Quad.......................................                                                  176
Issuance of preferred and common stock upon
 cancellation of notes payable..............                                                  129
Issuance of common stock for services.......                                                  297
Exercise of common stock options............                                                    6
Distributions to stockholders...............                                               (2,320)
Deferred compensation relating to grants of
 stock options..............................                               (4,171)             --
Compensation relating to grants of stock
 options....................................                                  808             808
Net loss....................................                                              (10,536)
                                                  ----        -----       -------        --------
Balance, December 31, 1998..................        --         (630)       (3,363)        (10,548)
                                                  ----        -----       -------        --------
Exercise of common stock options and
 warrants...................................       (79)                                       597
Sale of common stock under employee stock
 purchase plan..............................                                                  246
Issuance of common stock and common stock
 warrants in connection with the acquisition
 of Mentor Interactive, Inc.................                                                  299
Issuance of common stock in connection with
 the acquisition of Transaction Service
 Providers..................................                                                 (174)
Issuance of common stock in initial public
 offering, net of issuance costs............                                               49,892
Conversion of preferred stock to common
 stock in connection with the initial public
 offering...................................                    630                        10,196
Issuance of common stock for services.......                                                  108
Issuance of common stock warrant............                                                2,221
Deferred compensation relating to grants of
 stock options..............................                                 (228)             --
Deferred compensation related to
 cancellation of stock options for
 terminated employees.......................                                  259              --
Compensation relating to grants of stock
 options....................................                                1,119           1,119
Issuance of common stock in connection with
 the acquisition of VoiceFX.................                                                5,646
Adjustment to conform fiscal periods for
 University Netcasting, Inc.................                                                1,647
Net loss....................................                                              (19,555)
                                                  ----        -----       -------        --------
Balance December 31, 1999...................      $(79)       $  --       $(2,213)       $ 41,694
                                                  ====        =====       =======        ========

                   See Note 1 for information on stock split.
  The accompanying notes are an integral part of these consolidated financial statements.

                            STUDENT ADVANTAGE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(6,828)  $(10,536)  $(19,555)
  Adjustments to reconcile net loss to net cash provided by
     (used for) operating activities:
     Depreciation and amortization..........................      351      1,155      1,994
     Reserve for bad debts..................................       70         --        180
     Amortization of discount on notes payable to
      stockholders..........................................      121         --         --
     Compensation expense relating to issuance of equity....       --        808      1,119
     Interest expense on notes payable to stockholders
      exchanged for stock...................................       11         --         --
     Issuance of stock in exchange for services.............      678        297        108
     Amortization of marketing expense associated with
      common stock warrant..................................       --         --        444
     (Gain) loss on disposal of assets......................       --         --        (16)
     Changes in assets and liabilities, net of effects of
      acquisitions:
       Accounts receivable..................................     (354)    (2,728)      (776)
       Prepaid expenses, other current assets and other
        assets..............................................     (128)      (169)    (2,375)
       Accounts payable.....................................      316      1,271      1,003
       Accrued compensation.................................      273        733        386
       Accrued expenses.....................................      648        854      2,472
       Deferred revenue.....................................    5,694      1,094      2,095
                                                              -------   --------   --------
       Net cash provided by (used for) operating
        activities..........................................      852     (7,221)   (12,921)
                                                              =======   ========   ========
Cash flows from investing activities:
  Purchases of fixed assets.................................     (357)    (1,332)    (3,137)
  Acquisitions of businesses for cash and common stock......     (429)      (655)    (2,485)
  Purchases of marketable securities........................       --         --    (47,223)
  Proceeds from sale of marketable securities...............       --         --     26,677
  Purchase of investment....................................       --         --     (4,262)
  Proceeds from sale of fixed assets........................       --         --         20
                                                              -------   --------   --------
       Net cash used for investing activities...............     (786)    (1,987)   (30,410)
                                                              =======   ========   ========
Cash flows from financing activities:
  Proceeds from sale of preferred and common stock, net of
     issuance costs.........................................    4,696     11,916     49,892
  Repayment of note from stockholder........................       --        165         --
  Proceeds from exercise of common stock options, warrants
     and employee stock purchase plan.......................       --          6        922
  Proceeds from issuance of common stock warrants...........      194         --         --
  Note payable..............................................       --         --        100
  Proceeds from long-term debt..............................       39         --         --
  Proceeds from short-term debt -- related party............      989      1,410         --
  Repayment of short-term debt -- related party.............     (250)    (1,635)        --
  Repurchase of common and preferred stock..................     (630)        --         --
  Distributions to stockholders.............................       --     (2,320)        --
                                                              -------   --------   --------
       Net cash provided by financing activities............    5,038      9,542     50,914
                                                              =======   ========   ========
Adjustment to conform fiscal period of University
  Netcasting, Inc...........................................       --         --      1,647
Net increase in cash and cash equivalents...................    5,104        334      9,230
Cash and cash equivalents, beginning of year................      702      5,806      6,140
                                                              -------   --------   --------
Cash and cash equivalents, end of year......................  $ 5,806   $  6,140   $ 15,370
                                                              =======   ========   ========
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest......................  $    28   $     87   $     --
                                                              =======   ========   ========
Cash paid during the year for taxes.........................  $     1   $      1   $     --
                                                              =======   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            STUDENT ADVANTAGE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION, NATURE OF BUSINESS AND BASIS OF PRESENTATION

     Student Advantage, Inc. (the "Company") provides college students with discounts on a broad range of products and services nationwide through the Student Advantage membership program, as well as its Web sites and magazine. Student Advantage also offers marketing services to corporations seeking to communicate effectively with the college student market.

     Student Advantage, Inc. is the surviving entity of a reorganization of Student Advantage LLC, a limited liability company. In October 1998, Student Advantage LLC effected a recapitalization pursuant to which each of the 10,911 outstanding Members' Interests converted into 137 Preferred Members' Interests and 1,479 Common Members' Interests, (or an aggregate of 1,497,036 Preferred Members' Interests and 16,133,892 Common Members' Interests). Each Member received the proportion of Preferred and Common Members' Interests that corresponded to such Member's proportion of the 10,911 Members' Interests that existed immediately prior to the recapitalization. Immediately following such recapitalization, certain Members sold an aggregate of 1,250,000 Preferred Members' Interests to two investors for aggregate consideration of $10 million. Immediately following such transaction, the Company was reorganized from an "LLC" to a "C" corporation, and as part of such reorganization, each Member received the number of shares of common stock and of preferred stock of the Company that was equal to the number of common and preferred Members' Interests that such Member held immediately prior to the reorganization. The assets and liabilities of the limited liability company were transferred to Student Advantage at historical cost. The recapitalization and reorganization have been accounted for retroactively in the accompanying financial statements.

     Student Advantage operates in one segment and is subject to the risks and uncertainties common to growing companies, including reliance on certain customers, growth and commercial acceptance of the Internet, dependence on principal products and services and third-party technology, activities of competitors, dependence on key personnel such as Raymond V. Sozzi, Jr., Student Advantage's Chief Executive Officer, and limited operating history.

     Student Advantage has also experienced substantial net losses since its inception and, as of December 31, 1999, had an accumulated deficit of $44.1 million. Such losses and accumulated deficit resulted primarily from significant costs incurred in the development of the Company's products and services and the preliminary establishment of the Company's infrastructure. For the foreseeable future, the Company expects to continue to experience growth in its operating expenses in order to execute its current business plan.

     In May 1999, the Company increased the number of authorized shares of common stock to 50,000,000. On April 5, 1999, the Company declared a 3-for-1 stock split in the form of a stock dividend, which was effective on May 21, 1999. On June 23, 1999, the Company increased the number of total authorized shares of common stock to 150,000,000. All periods presented have been restated to reflect the stock dividend.

     In June 1999, the Company acquired University Netcasting, Inc. ("UNI"). This acquisition was accounted for using the pooling of interests method; accordingly, the historic consolidated financial statements of Student Advantage prior to the acquisition have been restated to reflect the financial position, results of operations and cash flows of UNI.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Student Advantage, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

                            STUDENT ADVANTAGE, INC.

  Cash and Cash Equivalents

     Student Advantage considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Student Advantage invests its excess cash in money markets and certificates of deposit, which are subject to minimal credit and market risk. Student Advantage's cash equivalents are classified as "available for sale" and are recorded at cost which approximates fair value. As of December 31, 1999, the Company had cash equivalents of $10,200,000, included in cash and cash equivalents. As of December 31, 1998, the Company had no cash equivalents.

  Marketable Securities

     Marketable securities consist of certificates of deposit, commercial paper and other equity securities. The Company classifies its marketable securities as "available for sale" and reports them at fair value, with unrealized gains and losses excluded from earnings and reported as an adjustment in stockholders' equity. As of December 31, 1999, the cost of the marketable securities approximates fair value. All marketable securities held at December 31, 1999 mature within one year. Gross realized and unrealized gains and losses which are calculated on a specific identification basis, for the year ended December 31, 1999 were immaterial.

  Investment

     On November 12, 1999, Student Advantage made an equity investment in edu.com, a privately held e-commerce company. Student Advantage paid approximately $4.3 million in exchange for approximately 922,000 shares of Series B preferred stock of edu.com. This investment is being recorded at the lower of cost or market. In January 2000, Student Advantage invested an additional $1.0 million in exchange for approximately 217,000 shares of Series B preferred stock.

  Revenue Recognition

     The Company derives subscription revenue from membership fees related to enrolling students in the Student Advantage Membership program. Subscription revenue is recognized ratably over the remaining term of the membership agreements. Other revenue includes advertising, marketing services, and commerce. The Company derives revenue from advertisements placed in SAM, Student Advantage Magazine, and on its Web sites. Revenue from fees related to advertisements placed in SAM are recognized when the magazine is shipped to members. Web site advertising revenue is recognized as the related impressions are displayed, provided that no significant obligations remain and collection of the related receivable is probable. Certain advertising arrangements include guarantees of a minimum number of impressions. For arrangements with guarantees, revenue is recognized based upon the lesser of: 1) ratable recognition over the period the advertising is displayed, provided that no significant Company obligations remain and collection of the receivable is probable, or 2) a pro-rata portion of contract revenue based upon impressions delivered relative to minimum guaranteed impressions to be delivered. Marketing services revenue is derived from providing tailored marketing services to corporations seeking to market their products and services to college students. Fees from marketing services are recognized as the related services are rendered, provided that no significant obligations remain and collection of the related receivable is probable. Commerce revenue is derived primarily from transaction-based fees earned from reselling products and services, and acquiring customers, on behalf of other businesses. This revenue is recognized upon the completion of the related contractual obligations. Payments received in advance of revenue being earned are recorded as deferred revenue.

                            STUDENT ADVANTAGE, INC.

  Fair Value of Financial Instruments

     The carrying amounts of Student Advantage's financial instruments, which include cash equivalents, marketable securities, investment, accounts payable, accrued expenses and notes payable, approximate their fair values at December 31, 1998 and 1999.

  Concentrations of Credit Risk and Significant Customers

     Financial instruments which potentially expose the Company to concentration of credit risk are comprised primarily of cash, cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents and marketable securities with financial institutions that have high credit ratings. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. For the years ended December 31, 1997, 1998 and 1999, one customer accounted for 50%, 61% and 55% of total revenue, respectively. At December 31, 1998, one customer accounted for 60% of accounts receivable and at December 31, 1999, two customers accounted for 56% of accounts receivable.

  Product Development

     Costs incurred in product development by Student Advantage are expensed as incurred.

  Property and Equipment

     Fixed assets are recorded at cost and depreciated over their estimated useful lives, generally three to five years, using the straight-line method. Repair and maintenance costs are expensed as incurred.

  Intangible and Other Assets

     Intangible assets include the excess of the purchase price over identifiable net assets acquired in acquisitions. Such assets include goodwill, completed technology, workforce, customer lists and non-compete agreements, web sites and other intangible assets, which are being amortized on a straight-line basis over their estimated economic lives ranging from two to five years. Accumulated amortization was $871,000 and $1.8 million at December 31, 1998 and 1999, respectively. The Company periodically evaluates its intangible assets for potential impairment, and to date no impairment losses have been recorded.

  Accounting for Stock-Based Compensation

     Student Advantage accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Student Advantage's common stock at the date of grant. Student Advantage has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note 8). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

  Income Taxes

     Prior to its reorganization as a C Corporation in 1998 (Note 1), Student Advantage was treated as a limited liability company for federal and state income tax purposes. Accordingly, no provision for corporate

                            STUDENT ADVANTAGE, INC.

income taxes was recorded during this period and all losses were passed through to Student Advantage LLC's members. At the time of its reorganization, Student Advantage adopted the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes."

  Advertising Expense

     Student Advantage recognizes advertising expense as incurred. Advertising expense was approximately $468,000, $824,000 and $1.2 million for the years ended December 31, 1997, 1998 and 1999, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Flow Information

     During 1997, the Company issued 37,045 shares of Preferred Stock and 399,244 shares of Common Stock in connection with the acquisition of a company.

     During 1997, the Company issued 27,440 shares of Preferred Stock and 295,736 shares of Common Stock in exchange for the cancellation of a $24,000 note payable.

     During 1997, the Company issued 32,792 shares of Preferred Stock and 353,404 shares of Common Stock in satisfaction of an obligation to a stockholder.

     During 1998, the Company issued 65,858 shares of Preferred Stock and 709,768 shares of Common Stock in connection with a contingent payment relating to a 1997 acquisition of a company.

     During 1998, the Company issued 48,022 shares of Preferred Stock and 517,538 shares of Common Stock in exchange for a note receivable of $165,000.

     During 1999, the Company issued 448,138 shares of Common Stock and a warrant to purchase 24,000 shares of Common Stock, in connection with the acquisitions of companies.


Liabilities assumed in connection with these acquisitions
  were as follows (in thousands):
  Fair value of tangible and intangible assets and goodwill
     acquired...............................................  $ 8,626
  Common stock, common stock options and warrants issued....   (6,189)
  Cash paid.................................................   (1,462)
                                                              -------
  Liabilities assumed.......................................  $   975
                                                              =======

     During 1999, the Company issued 8,658 shares of Common Stock in exchange for services received.

     During 1999, the Company issued 237,000 shares of Common Stock in exchange for notes receivable of $79,000.

     During 1999 the Company issued a warrant to purchase 550,000 shares of Common Stock to Lycos, Inc. in connection with a marketing agreement (Note 7).

                            STUDENT ADVANTAGE, INC.

  Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share

     Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of shares. Diluted loss per share does not differ from basic loss per share since potential common shares from conversion of preferred stock (in 1997 and 1998) and exercise of stock options and warrants are anti-dilutive for all periods presented. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of Series A preferred stock into common shares, as if the shares had converted immediately upon their issuance (see note 11).

  Reclassification

     Certain prior year amounts have been reclassified to conform to current year presentation.

  Recently Issued Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and is effective for Student Advantage's fiscal year ending December 31, 2000. Student Advantage does not expect the adoption of SFAS No. 133 to have a material effect on its financial position or results of operations. On July 7, 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging
Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment to FASB Statement No. 133." SFAS 133, as amended by SFAS 137, is effective for Student Advantage's fiscal year ending December 31, 2001.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." This bulletin summarizes certain views of the staff on applying generally accepted accounting principles to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. The Company does not expect the application of this bulletin to have a material impact on the Company's financial positions or results of operation.

3.  ACQUISITIONS

     For acquisitions accounted for under the purchase method, the purchase price of each transaction has been allocated to the assets acquired and liabilities assumed based on the fair value of such assets and liabilities at the respective acquisition dates.

     In December 1997, Student Advantage completed its acquisition of The Main Quad, Inc. ("Main Quad"), a company that owned and operated web sites focused on students. Student Advantage paid $272,000 in cash and issued 399,244 shares of common stock and 37,045 shares of preferred stock with an aggregate estimated fair value of $106,000 in exchange for the net assets of The Main Quad, which consisted of certain office equipment as well as Web sites, customer lists, non-compete agreements and other intangible assets. Student Advantage amortized these tangible and intangible assets on a straight-line basis over a two-year period. The agreement also provided for the payment of additional consideration by Student Advantage upon the resolution of certain contingencies. In 1998, the agreement was amended to eliminate the contingency provisions, and Student Advantage agreed to issue an additional 709,768 shares of common stock and 65,858 shares of preferred stock with an aggregate fair value of $225,000, which has

                            STUDENT ADVANTAGE, INC.

been recorded as additional cost of the assets acquired. This acquisition was accounted for under the purchase method of accounting; accordingly, the operating results of The Main Quad have been included in Student Advantage's financial statements since the date of acquisition.

     In December 1997, Student Advantage completed its acquisition of Loci, Inc. ("Loci"), a company that owned and operated a Web site focused on students. Student Advantage paid approximately $100,000 in cash in exchange for the net assets of Loci, which consisted of the Web site, customer lists, non-compete agreements and other intangible assets. This acquisition has been accounted for under the purchase method of accounting; accordingly, the operating results of Loci have been included in Student Advantage's financial statements since the date of acquisition. Student Advantage is amortizing these intangible assets on a straight-line basis over a three-year period.

     Student Advantage entered into an agreement effective January 1, 1998 for the purchase of Collegiate Advantage, Inc., a provider of marketing and promotional services to the college community. The cost of the acquisition consisted of $601,000 in cash (including transaction costs) and the assumption of liabilities of $275,000. During 1998, the Company paid additional contingent consideration of $50,000. During 1999, the Company agreed to make additional payments totaling $715,000 in three installments ending on January 31, 2001. As of December 31, 1999, $355,000 remains outstanding. These additional payments have been recorded as an additional cost of the assets acquired. This acquisition was accounted for under the purchase method of accounting; accordingly, the operating results of Collegiate Advantage have been included in Student Advantage's financial statements since January 1, 1998. The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1997 as if the acquisition of Collegiate Advantage had been completed on January 1, 1997. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to interest income and amortization of goodwill and other intangible assets. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on January 1, 1997 or that may be obtained in the future.

                                                          FOR THE YEAR ENDED
                                                           DECEMBER 31, 1997
                                                       -------------------------
                                                       (UNAUDITED, IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
Net revenue..........................................           $ 9,664
Net loss.............................................           $(6,971)
Net loss per common share:
  Basic and diluted..................................           $ (0.42)

     On April 1, 1999, Student Advantage completed its acquisitions of The Travel Holding Group, LLC and The Campus Agency, LLC in exchange for a promissory note in the amount of $330,000. The Campus Agency provides media planning and strategy consulting services to the U.S. student travel market. The Travel Holding Group is a reseller of Eurail passes. The acquisitions have been accounted for under the purchase method of accounting; accordingly, the results of operations of each company have been included in Student Advantage's results beginning on the acquisition date. Goodwill and other intangible assets in the aggregate amount of $305,000 were recorded in connection with these acquisitions and are being amortized over three years.

     On May 27, 1999, Student Advantage acquired substantially all of the assets of Mentor Interactive Corp., a provider of Internet-based research tools and related materials, in exchange for 18,056 shares of common stock and a warrant to purchase 24,000 shares of common stock at a purchase price of $11.08 per share with an aggregate estimated fair value of approximately $300,000. This acquisition has been accounted for under the purchase method of accounting; accordingly, the results of Mentor Interactive Corp. have been included in Student Advantage's results beginning on the acquisition date. Goodwill and

                            STUDENT ADVANTAGE, INC.

other intangible assets in the aggregate of $312,000 were recorded with the acquisition and are being amortized over three years.

     On June 11, 1999, Student Advantage acquired Transaction Service Providers, Inc., a provider of debit card services to college students and local merchants. This acquisition has been accounted for using the pooling of interests method; because the historical results of operations and financial position of Transaction Service Providers were immaterial to Student Advantage, prior period financial statements have not been restated. Accordingly, Transaction Service Providers' results of operations have been included in Student Advantage's results as of April 1, 1999. In connection with the acquisition, Student Advantage issued 195,000 shares of common stock to the stockholders of Transaction Service Providers.

     On June 18, 1999, Student Advantage acquired all of the outstanding stock of University Netcastings, Inc. ("UNI") in exchange for 2,425,610 shares of Student Advantage common stock and the conversion of all UNI outstanding common stock options for options to purchase 66,634 shares of Student Advantage common stock. UNI is a leading operator of official athletic web sites for colleges, universities and college sports associations. Through its FANSonly Network, UNI provides sports fans with comprehensive online information and analysis on college sports. This acquisition was accounted for using the pooling of interests method; accordingly, the historic consolidated financial statements of Student Advantage prior to the acquisition have been restated to reflect the financial position, results of operations and cash flows of UNI.

     Effective June 18, 1999, UNI's fiscal year end changed from March 31 to December 31 to conform to Student Advantage's year end. UNI's results of operations for the years ended March 31, 1997, 1998 and 1999 have been included in Student Advantage's December 31, 1996, 1997 and 1998 results, respectively. UNI's results for year ended December 31, 1999 have been included in Student Advantage's year ended December 31, 1999 results. Accordingly, UNI's operations for the three months ended March 31, 1999 have been included in Student Advantage's results for both the years ended December 31, 1998 and 1999. Revenue and net loss for UNI for the three months ended March 31, 1999 were $682,000 and $1.6 million, respectively. This net loss has been reported as an adjustment to the consolidated accumulated deficit.

     The following is a reconciliation of revenues and net loss previously reported by Student Advantage for the years ended December 31, 1997 and 1998, with the combined amounts currently presented in the consolidated financial statements for those periods (in thousands):

                                                YEAR ENDED
                       -------------------------------------------------------------
                       12/31/97   3/31/98   12/31/97   12/31/98   3/31/99   12/31/98
                          SA        UNI     COMBINED      SA        UNI     COMBINED
                       --------   -------   --------   --------   -------   --------
Revenues.............  $  3,792   $ 1,023   $ 4,815    $ 17,443   $ 1,917   $ 19,360
Net loss.............  $ (3,152)  $(3,676)  $(6,828)   $ (5,115)  $(5,421)  $(10,536)

     On October 7, 1999, Student Advantage acquired Voice FX Corporation ("Voice FX"), a leading provider of internet and interactive voice response services to college and university registrars. In connection with the acquisition, Student Advantage paid approximately $1.1 million in cash, issued 430,082 shares of Student Advantage common stock, valued at approximately $5.0 million, and agreed to assume all outstanding options to purchase Voice FX common stock through issuing 59,687 options to purchase common stock valued at approximately $0.7 million. Student Advantage also incurred approximately $150,000 in professional and other fees associated with this acquisition. The acquisition has been accounted for under the purchase method of accounting; accordingly, Voice FX's results of operations have been included in Student Advantage's results of operations beginning on the acquisition date. Goodwill and other intangible assets in the aggregate amount of $6.3 million have been recorded in connection with the acquisition and are being amortized on a straight-line basis over expected useful lives of between three and five years.

                            STUDENT ADVANTAGE, INC.

     The acquired assets and assumed liabilities associated with the purchase of Voice FX have been allocated as follows (in thousands):

Working capital, net........................................  $   21
Fixed assets................................................     564
Completed technology........................................   1,230
In-place workforce..........................................     470
Goodwill....................................................   4,644
                                                              ------
  Total purchase price......................................  $6,929
                                                              ======

     The following unaudited pro forma data summarizes the results of operations for the years ended December 31, 1998 and 1999 as if the acquisition of Voice FX had been completed on the first day of each respective period. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to reflect amortization of goodwill and other intangible assets. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on January 1, 1998 and 1999, respectively or that may be obtained in the future.

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
                                                     (UNAUDITED, IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
Net revenue........................................   $ 21,395       $ 31,571
Net loss...........................................   $(13,328)      $(21,781)
Net loss per common share:
  Basic and diluted................................   $  (0.73)      $  (0.79)

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                           DECEMBER 31,
                                                         ----------------
                                                          1998      1999
                                                         ------    ------
Furniture and fixtures.................................  $   73    $  246
Computer equipment and software........................   1,097     5,607
Equipment..............................................     238       298
Leasehold improvements.................................     412       699
                                                         ------    ------
                                                          1,820     6,850
Less: Accumulated depreciation and amortization........     434     2,812
                                                         ------    ------
                                                         $1,386    $4,038
                                                         ======    ======

     Depreciation and amortization expense with respect to property and equipment for the years ended December 31, 1997, 1998 and 1999 was $132,000, $351,000 and $867,000, respectively.

5.  BORROWINGS

     During 1998, the Company entered into a $1.25 million line of credit agreement with a bank expiring in April of 1999. The agreement is subject to certain financial covenants as defined in the agreement, and the assets of the Company collateralize the related obligation. Borrowings under the agreement bear

                            STUDENT ADVANTAGE, INC.

interest at the bank's rate, which at December 31, 1998 was 9.25%. During 1998, the Company borrowed $1.25 million under the agreement. There were no borrowings outstanding at December 31, 1998.

     In April 1999, this line of credit agreement was replaced with and superseded by a new line of credit agreement which provides for borrowings of up to $2.75 million, including a $250,000 equipment line of credit. The terms of this line of credit agreement require the maintenance of certain minimum financial ratios and conditions and includes other covenants similar to those in the initial agreement. A termination of the Company's agreements with AT&T would give the bank the right to terminate the credit agreement. All borrowings under this line of credit agreement bear interest at a rate of LIBOR plus 2% or at the bank's rate (8.0% at December 31, 1999), and expires in June 2000. There were no borrowings outstanding at December 31, 1999.

6.  PREFERRED STOCK

     Prior to the conversion of the Series A preferred stock upon the closing of the Company's initial public offering ("IPO") (see Note 7), the Series A preferred stockholders had the following rights and privileges:

  Voting Rights

     Each holder of the Series A preferred stock was entitled to a number of votes equal to the number of shares of common stock into which each share of such stock was then convertible. With respect to the election of directors, the Series A preferred stockholders, voting as a single class, could have elected two directors.

  Conversion

     Each share of Series A preferred stock was convertible, at the option of the holder, into three shares of common stock, subject to certain anti-dilution adjustments. Each share of the Series A preferred stock automatically converted into three shares of common stock upon the closing of the Company's IPO on June 23, 1999 (see note 7).

  Dividend Rights

     The Series A preferred stockholders were not entitled to receive any dividends unless declared by Student Advantage's Board of Directors. In the event that dividends were paid on the common stock, the Series A preferred stockholders were entitled to receive dividends at the same rate and at the same time as the common stockholders, with each share of Series A preferred stock being treated as equal to the number of shares of common stock into which each share of such stock was convertible.

  Liquidation Preferences

     In the event of any liquidation, dissolution or winding up of Student Advantage, the Series A preferred stockholders were entitled to receive, in preference to the holders of the common stock, an amount equal to the greater of $8.00 per share, subject to certain anti-dilutive adjustments, or such amount as were payable had such shares been converted to common stock just prior to liquidation. Any assets remaining following the initial distribution to the preferred stockholders would have been available for distribution ratably among the common stockholders only.

  Redemption

     On October 16, 2003, at the request of at least one-third of the holders of the Series A preferred stock, Student Advantage would have redeemed the then outstanding shares of Series A preferred stock

                            STUDENT ADVANTAGE, INC.

from each holder that requested redemption. Upon redemption, each holder of the Series A would have been entitled to receive a cash payment equal to $8.00 per share plus any declared but unpaid dividends.

  Undesignated Preferred Stock

     On April 5, 1999, Student Advantage's Board of Directors approved, which the stockholders approved in May 1999, 5,000,000 shares of undesignated preferred stock. Issuances of the undesignated preferred stock may be made at the discretion of the Board of Directors (without stockholder approval), in one or more series and with such designations, rights and preferences as determined by the Board. As a result, the undesignated preferred stock may have dividend, liquidation, conversion, redemption, voting or other rights which may be more expansive than the rights of holders of common stock.

7.  STOCKHOLDERS' EQUITY (DEFICIT)

  Warrants issued to Lycos

     In July 1999, Student Advantage entered into a marketing agreement with Lycos, Inc. In connection with the transaction, Lycos was granted a warrant (the "Lycos warrant") to purchase 550,000 shares of Student Advantage common stock at a price of $10.875 per share. The Lycos warrant terminates on July 21, 2002 and is exercisable on or after July 21, 2000. The Company has valued the Lycos warrant at $2.2 million, which is included in other assets, and which will be recognized as a sales and marketing expense on a straight-line basis over the thirty-month term of the marketing agreement. During 1999, $444,000 of the warrants value was recognized as sales and marketing expense.

     In May 1999, Student Advantage issued a warrant for the purchase of 24,000 shares of common stock at a purchase price of $11.08 per share in connection with its acquisition of Mentor Interactive Corp (see Note 3). This warrant was exercisable upon issue and expires on May 27, 2000.

  Initial Public Offering ("IPO")

     On June 23, 1999, the Company completed an IPO of 6,000,000 shares of common stock resulting in proceeds of approximately $44.6 million. Upon closing of the IPO, each outstanding share of redeemable convertible preferred stock converted into shares of common stock at a three to one ratio. On July 21, 1999, an additional 900,000 shares of common stock were issued by the Company as a result of the full exercise of the underwriters' over-allotment option. The Company received additional proceeds of $6.7 million as a result of the exercise.

8.  STOCK AWARD PLANS

  1995 Stock Option Plan

     In 1995, the Board of Directors of UNI adopted the 1995 Stock Option Plan (the "1995 Plan") authorizing the issuance of incentive and non-qualified options and UNI common stock to select employees and non-employees. Options granted under the 1995 Plan expire in ten years or less. The vesting terms were set by the 1995 Plan's administrator, and were generally established with monthly vesting over periods of four years, including cliff vesting at the end of the first year of 25%. Stock option activity under this plan is reflected in the table below.

                            STUDENT ADVANTAGE, INC.

  1996 Stock Option Plan

     In 1996, the Board of Directors of UNI adopted the 1996 Stock Option Plan (the "1996 Plan") authorizing the issuance of incentive and non-qualified stock to eligible employees. Options granted under the 1996 Plan expire in ten years or less. The vesting terms were set by the 1996 Plan's administrator, and were generally established with monthly vesting over a four-year period and cliff vesting at the end of the first year of 25%. Stock option activity under this plan is reflected in the table below.

  1998 Stock Incentive Plan

     Under the 1998 Incentive Stock Plan, the Board of Directors may award options and restricted stock or other stock-based awards. Incentive stock options may not be granted at less than the fair market value of Student Advantage's common stock at the date of grant, for a term not to exceed ten years and generally vesting over a four-year period. The exercise price under each non-qualified stock option shall be specified by the Board of Directors. Awards made under the 1998 Stock Plan may be made at the discretion of the Board of Directors with terms to be defined therein.

     On April 5, 1999, the Board approved, which the stockholders approved in May 1999, an amendment to the 1998 Stock Plan providing for the issuance of up to an aggregate 7,500,000 shares of Student Advantage common stock to eligible employees, officers, directors, consultants and advisors of Student Advantage.

     Prior to 1998, there was no compensation expense recognized for stock option grants made by Student Advantage under APB Opinion No. 25. For the year ended December 31, 1998 and 1999, compensation expense recognized for stock option grants totaled $808,000 and $1.1 million. Had compensation cost for the Company's option grants been determined based on the fair value at the date of grant consistent with the method prescribed by SFAS No. 123, Student Advantage's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                        1997          1998          1999
                                                      ---------    ----------    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss:
  As reported.......................................   $(6,828)     $(10,536)     $(19,555)
  Pro forma.........................................    (6,834)      (10,574)      (21,766)
Basic and diluted net loss per share:
  As reported.......................................     (0.41)        (0.59)        (0.71)
  Pro forma.........................................     (0.41)        (0.60)        (0.79)

     Because additional option grants are expected to be made subsequent to December 31, 1999, and because most options vest over several years, the pro forma effects of applying the fair value method may be material to the results of operations in future years.

     Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option pricing model to apply the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made during the years ended December 31, 1997, 1998 and 1999: no dividend yield; risk free interest rates of 5.5%, 4.54% and 5.25%, respectively; no volatility in 1997 and 1998, 97% in 1999; and an expected option term of 7.9, 4 and 6 years, respectively.

                            STUDENT ADVANTAGE, INC.

     Stock option activity under the Company's option plans since January 1, 1997 is as follows:

                                                      OUTSTANDING OPTIONS
                             ----------------------------------------------------------------------
                                     1997                    1998                     1999
                             ---------------------   ---------------------   ----------------------
                                         WEIGHTED-               WEIGHTED-                WEIGHTED-
                                          AVERAGE                 AVERAGE                  AVERAGE
                              NUMBER     EXERCISE     NUMBER     EXERCISE      NUMBER     EXERCISE
                             OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES      PRICE
                             ---------   ---------   ---------   ---------   ----------   ---------
Outstanding -- beginning of
  year.....................   30,320       $1.05        39,842     $2.50      2,375,073    $ 0.41
  Granted, at fair value...   13,373        5.70        37,206      4.27      2,842,299    $10.05
  Granted, at below fair
     value.................       --          --     2,313,000      0.33         47,550    $ 1.87
  Exercised................       --          --        (1,124)     5.70     (1,053,005)   $ 0.44
  Canceled.................   (3,851)       2.24       (13,851)     3.94       (328,472)   $ 4.99
                              ------                 ---------               ----------
Outstanding December 31,...   39,842       $2.50     2,375,073     $0.41      3,883,445    $ 7.09
                              ======                 =========               ==========
Exercisable at December
  31,......................   24,222       $1.91       485,951     $0.49        495,443    $ 4.11
                              ======                 =========               ==========

     As of December 31, 1999, 2,689,869 shares were available for grant under the 1998 Stock Plan.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                     OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
-------------------------------------------------------------   ------------------------------------
                  NUMBER                                            NUMBER OF
               OUTSTANDING      WEIGHTED                             SHARES
                  AS OF         AVERAGE                         EXERCISABLE AS OF
               DECEMBER 31,    REMAINING     WEIGHTED AVERAGE     DECEMBER 31,      WEIGHTED AVERAGE
                   1999       LIFE (YEARS)    EXERCISE PRICE          1999           EXERCISE PRICE
               ------------   ------------   ----------------   -----------------   ----------------
$0.33 -$0.33      140,062         8.94            $ 0.33               1,312             $ 0.33
$0.33 -$0.54    1,064,257         8.93            $ 0.34             262,676             $ 0.35
$0.54 -$5.70       73,281         8.34            $ 2.76              51,660             $ 3.14
$8.00 -$8.00      581,250         9.46            $ 8.00                   0             $ 0.00
$8.25 -$9.50      100,050         9.52            $ 8.33                   0             $ 0.00
$9.90 -$9.90    1,116,001         9.37            $ 9.90             176,501             $ 9.90
$10.63-$12.25     468,794         9.75            $12.07               3,294             $10.83
$12.38-$21.75     339,250         9.81            $13.88                   0             $ 0.00
$22.25-$22.25         500         9.93            $22.25                   0             $ 0.00
                ---------                                            -------
                3,883,445         9.32            $ 7.09             495,443             $ 4.11
                =========                                            =======

  1999 Employee Stock Purchase Plan

     On April 5, 1999, the Board of Directors authorized, which the stockholders approved in May 1999, the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for the issuance of up to 450,000 shares of Student Advantage's common stock to eligible employees. Under the Purchase Plan, Student Advantage is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the closing price of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower. During 1999, 36,258 shares of the Company's common stock were purchased under the Purchase Plan at $6.80 per share.

                            STUDENT ADVANTAGE, INC.

  Deferred Compensation

     During 1998, Student Advantage granted stock options to purchase 2,313,000 shares of its common stock with an exercise price of $0.33 per share. During 1999, Student Advantage granted stock options to purchase 47,550 shares of its common stock with an exercise price of $1.87 per share. During 1998 and 1999, Student Advantage recorded compensation expense relating to these options totaling $808,000 and $1.1 million, respectively. During 1998 and 1999, Student Advantage recorded deferred compensation of $4.2 million and $228,000, respectively, representing the differences between the estimated fair market value of the common stock on the date of grant and the exercise price. Compensation relating to options which vested immediately upon grant was expensed in full at the date of grant, while compensation related to options which vest over time was recorded as a component of stockholders' equity (deficit) and is being amortized over the vesting periods of the related options. In 1999, as a result of employee terminations deferred compensation related to certain of these options was reduced by approximately $259,000.

9.  INCOME TAXES

     Deferred tax assets are comprised of the following (in thousands):

                                                          DECEMBER 31,
                                                       ------------------
                                                        1998       1999
                                                       -------    -------
Deferred tax assets:
     Deferred revenue................................  $ 2,400    $ 3,366
     Start up costs..................................      154         --
     Net operating loss carryforwards................    5,782      8,041
     Non current assets..............................      200        732
     Accruals........................................      300        683
     Deferred compensation...........................      300         --
     Other...........................................      165        100
                                                       -------    -------
          Total deferred tax assets..................    9,301     12,922
Deferred tax liability -- intangible assets..........       --       (628)
                                                       -------    -------
          Net deferred tax asset.....................    9,301     12,294
Deferred tax asset valuation allowance...............   (9,301)   (12,294)
                                                       -------    -------
                                                       $    --    $    --
                                                       =======    =======

     The Company has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

     As of December 31, 1999, the Company has a net operating loss carryforward for federal and state purposes of approximately $19.9 million, which expire at various dates through 2019.

     Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of net operating loss and tax credit carryforwards which can be utilized in future years.

10.  EMPLOYEE SAVINGS PLAN

     During 1998, Student Advantage adopted an employee retirement savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Under the terms of the 401(k) Plan, employees may contribute a percentage of their salary, up to a maximum of 20%. Student Advantage

                            STUDENT ADVANTAGE, INC.

contributed $61,000 and $133,000 to the 401(k) Plan on behalf of its employees during 1998 and 1999, respectively.

11.  COMPUTATION OF NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     The following table reconciles the numerator and denominator of the basic and diluted net loss per share and the pro forma basic and diluted net loss per share (unaudited) computations shown on the consolidated statements of operations.

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                1997          1998          1999
                                                              ---------    ----------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic and diluted net loss per share:
Net loss....................................................   $(6,828)     $(10,536)     $(19,555)
                                                               =======      ========      ========
Basic and diluted weighted average common shares
  outstanding...............................................    16,588        17,710        27,410
                                                               =======      ========      ========
Basic and diluted net loss per share:.......................   $ (0.41)     $  (0.59)     $  (0.71)
                                                               =======      ========      ========
Pro forma basic and diluted net loss per share (unaudited)
Net loss....................................................                $(10,536)     $(19,555)
                                                                            ========      ========
Shares attributable to common stock, excluding effects of
  preferred stock conversion................................                  17,710        27,410
Shares attributable to the assumed conversion of preferred
  stock upon issuance.......................................                   5,062         3,816
                                                                            --------      --------
Pro forma basic and diluted weighted average shares
  outstanding (unaudited)...................................                  22,772        31,226
                                                                            ========      ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                $  (0.46)     $  (0.63)
                                                                            ========      ========

     All outstanding options and warrants to purchase common stock (totaling 4,457,445) were excluded from the calculation of diluted earnings per share for all periods presented because their inclusion would have been anti-dilutive.

12.  COMMITMENTS AND CONTINGENCIES

     Student Advantage leases its operating facility and certain office equipment under noncancelable operating lease agreements. Rent expense under these leases for the years ended December 31, 1997, 1998 and 1999, totaled approximately $342,000, $914,000 and $1.5 million, respectively.

                            STUDENT ADVANTAGE, INC.

     Future minimum lease payments under noncancelable operating leases at December 31, 1999 are as follows (in thousands):

YEAR ENDING DECEMBER 31,                                     OPERATING LEASES
------------------------                                     ----------------
2000.......................................................       $1,662
2001.......................................................        1,476
2002.......................................................        1,490
2003.......................................................          984
2004.......................................................          713
Thereafter.................................................        1,089
                                                                  ------
Total minimum lease payments...............................       $7,414
                                                                  ======

  Legal Proceedings

     Student Advantage is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on Student Advantage's financial position or results of operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Voice FX Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Voice FX Corporation and its subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /S/ PRICEWATERHOUSECOOPERS LLP

                                            PricewaterhouseCoopers LLP

Boston, Massachusetts
September 15, 1999, except as to Note 11
  which is as of October 7, 1999

                              VOICE FX CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                        ------------------------    SEPTEMBER 30,
                                                           1997          1998           1999
                                                        ----------    ----------    -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents...........................  $3,996,381    $  193,189     $  233,532
  Restricted cash.....................................     500,000            --             --
  Accounts receivable (net of allowance of $39,074,
     $30,106 and $30,106 at December 31, 1997 and 1998
     and September 30, 1999 (unaudited),
     respectively)....................................     281,899       499,977        723,548
  Prepaid expenses and other current assets...........     479,970        64,023         24,583
                                                        ----------    ----------     ----------
     Total current assets.............................   5,258,250       757,189        981,663
Property and equipment, net...........................   1,029,455       711,102        563,593
Other assets..........................................      21,821        27,472         27,413
                                                        ----------    ----------     ----------
          Total assets................................  $6,309,526    $1,495,763     $1,572,669
                                                        ==========    ==========     ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $  671,737    $  234,706     $  346,314
  Accrued expenses....................................     101,355        96,228        203,898
  Current portion of capital lease obligation.........      31,673        36,763         18,616
  Income taxes payable................................     220,000            --             --
  Deferred revenue....................................     695,468       575,221        418,099
                                                        ----------    ----------     ----------
     Total current liabilities........................   1,720,233       942,918        986,927
                                                        ----------    ----------     ----------
Capital lease obligation, net of current portion......      46,844        10,080          1,175
                                                        ----------    ----------     ----------
Commitments (Note 9)
Stockholders' equity:
  Common stock, $0.01 par value; 4,000,000 shares
     authorized; 2,344,924, 3,010,095 and 3,022,595
     shares issued and 2,344,924, 796,711 and 796,711
     shares outstanding at December 31, 1997 and 1998
     and September 30, 1999 (unaudited),
     respectively.....................................      23,449        30,101         30,226
  Additional paid-in capital..........................   5,382,831     5,796,816      6,855,699
  Accumulated deficit.................................    (825,550)   (2,120,891)    (3,224,756)
  Treasury stock, at cost, 2,213,384 shares at
     December 31, 1998 and September 30, 1999
     (unaudited)......................................          --    (3,076,602)    (3,076,602)
                                                        ----------    ----------     ----------
                                                         4,580,730       629,424        584,567
Less: notes receivable from stockholders..............     (38,281)      (86,659)            --
                                                        ----------    ----------     ----------
     Total stockholders' equity.......................   4,542,449       542,765        584,567
                                                        ----------    ----------     ----------
          Total liabilities and stockholders'
            equity....................................  $6,309,526    $1,495,763     $1,572,669
                                                        ==========    ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements

                              VOICE FX CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                            --------------------------   -------------------------
                                               1997           1998          1998          1999
                                            -----------    -----------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Revenue:
  Hardware................................  $   637,832    $   637,166   $   637,166   $    39,885
  Services................................      595,279      1,397,923       718,935     3,887,111
                                            -----------    -----------   -----------   -----------
     Total revenue........................    1,233,111      2,035,089     1,356,101     3,926,996
                                            -----------    -----------   -----------   -----------
Cost of revenues:
  Cost of hardware........................      443,492        444,076       444,076        33,425
  Cost of services........................      819,985      1,179,786       740,191     2,033,345
                                            -----------    -----------   -----------   -----------
     Total cost of revenues...............    1,263,477      1,623,862     1,184,267     2,066,770
                                            -----------    -----------   -----------   -----------
          Gross margin....................      (30,366)       411,227       171,834     1,860,226
                                            -----------    -----------   -----------   -----------
Operating expenses:
  Product development.....................      454,674        507,967       310,624       411,024
  Sales and marketing.....................      601,146        463,657       358,592       775,790
  General and administrative..............    1,078,071        466,583       403,368       635,623
  Stock-based compensation................           --        326,672       326,672     1,142,837
                                            -----------    -----------   -----------   -----------
          Total operating expenses........    2,133,891      1,764,879     1,399,256     2,965,274
                                            -----------    -----------   -----------   -----------
Operating loss............................   (2,164,257)    (1,353,652)   (1,227,422)   (1,105,048)
Other income (expense):
Interest income...........................      141,243         68,217        64,044         5,128
Interest expense..........................     (214,998)        (9,906)       (7,692)       (3,945)
                                            -----------    -----------   -----------   -----------
Loss from continuing operations before
  extraordinary loss......................   (2,238,012)    (1,295,341)   (1,171,070)   (1,103,865)
                                            -----------    -----------   -----------   -----------
Discontinued operations:
  Loss from discontinued operations.......     (613,846)            --            --            --
  Gain on disposal of discontinued
     operations, net of income taxes of
     $220,000.............................    6,739,187             --            --            --
                                            -----------    -----------   -----------   -----------
          Total income from discontinued
            operations....................    6,125,341             --            --            --
                                            -----------    -----------   -----------   -----------
Extraordinary loss on early extinguishment
  of debt (Note 4)........................     (838,193)            --            --            --
                                            -----------    -----------   -----------   -----------
Net income (loss).........................  $ 3,049,136    $(1,295,341)  $(1,171,070)  $(1,103,865)
                                            ===========    ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements

                              VOICE FX CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                  NOTES
                                      COMMON STOCK       ADDITIONAL                      TREASURY STOCK         RECEIVABLE
                                   -------------------    PAID-IN     ACCUMULATED   ------------------------       FROM
                                    SHARES     AMOUNT     CAPITAL       DEFICIT       SHARES       AMOUNT      STOCKHOLDERS
                                   ---------   -------   ----------   -----------   ----------   -----------   ------------
Balance, December 31, 1996.......  2,316,524   $23,165   $5,353,146   $(3,874,686)          --   $        --     $(38,281)
Exercise of common stock
  options........................     28,400       284       29,685
Net income.......................                                       3,049,136
                                   ---------   -------   ----------   -----------   ----------   -----------     --------
Balance, December 31, 1997.......  2,344,924    23,449    5,382,831      (825,550)          --            --      (38,281)
Exercise of common stock
  warrant........................    378,807     3,788
Exercise of common stock
  options........................    286,364     2,864       87,313                                               (85,177)
Purchase of common stock for
  treasury.......................                                                   (2,213,384)  $(3,076,602)
Compensation expense related to
  common stock options...........                           326,672
Repayment of loans from
  stockholders...................                                                                                  38,281
Interest on notes receivable from
  stockholders...................                                                                                  (1,482)
Net loss.........................                                      (1,295,341)
                                   ---------   -------   ----------   -----------   ----------   -----------     --------
Balance, December 31, 1998.......  3,010,095    30,101    5,796,816    (2,120,891)  (2,213,384)   (3,076,602)     (86,659)
Interest on notes receivable from
  stockholders (unaudited).......                                                                                  (1,545)
Exercise of common stock options
  (unaudited)....................     12,500       125        4,250
Forgiveness of notes receivable
  from stockholders
  (unaudited)....................                         1,054,633                                                88,204
Net loss (unaudited).............                                      (1,103,865)
                                   ---------   -------   ----------   -----------   ----------   -----------     --------
Balance, September 30, 1999
  (unaudited)....................  3,022,595   $30,226   $6,855,699   $(3,224,756)  (2,213,384)  $(3,076,602)    $     --
                                   =========   =======   ==========   ===========   ==========   ===========     ========


                                       TOTAL
                                   STOCKHOLDERS'
                                      EQUITY
                                   -------------
Balance, December 31, 1996.......   $1,463,344
Exercise of common stock
  options........................       29,969
Net income.......................    3,049,136
                                    ----------
Balance, December 31, 1997.......    4,542,449
Exercise of common stock
  warrant........................        3,788
Exercise of common stock
  options........................        5,000
Purchase of common stock for
  treasury.......................   (3,076,602)
Compensation expense related to
  common stock options...........      326,672
Repayment of loans from
  stockholders...................       38,281
Interest on notes receivable from
  stockholders...................       (1,482)
Net loss.........................   (1,295,341)
                                    ----------
Balance, December 31, 1998.......      542,765
Interest on notes receivable from
  stockholders (unaudited).......       (1,545)
Exercise of common stock options
  (unaudited)....................        4,375
Forgiveness of notes receivable
  from stockholders
  (unaudited)....................    1,142,837
Net loss (unaudited).............   (1,103,865)
                                    ----------
Balance, September 30, 1999
  (unaudited)....................   $  584,567
                                    ==========

  The accompanying notes are an integral part of these consolidated financial statements

                              VOICE FX CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                             -------------------------   -------------------------
                                                                1997          1998          1998          1999
                                                             -----------   -----------   -----------   -----------
                                                                                         (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss from continuing operations......................  $(2,238,012)  $(1,295,341)  $(1,171,070)  $(1,103,865)
  Adjustments to reconcile net loss from continuing
    operations to net cash provided by (used in) operating
    activities:
    Depreciation and amortization..........................      431,624       417,383       288,477       315,195
    Write off of previously capitalized deferred public
      offering costs.......................................      442,577            --            --            --
    Compensation expense related to common stock options...           --       326,672       326,672            --
    Accrued interest on notes receivable from
      stockholders.........................................           --        (1,482)           --        (1,545)
    Forgiveness of notes receivable from stockholders......           --            --            --     1,174,846
    Changes in operating assets and liabilities:
      Accounts receivable..................................      645,905      (218,078)      222,385      (223,571)
      Prepaid expenses and other current assets............     (370,947)      415,947       428,895         7,431
      Other assets.........................................      175,419        (5,651)       (6,001)           59
      Accounts payable and accrued expenses................     (129,104)     (442,158)     (674,101)      219,278
      Income taxes payable.................................           --      (220,000)     (220,000)           --
      Deferred revenue.....................................      858,925      (120,247)     (281,428)     (157,122)
                                                             -----------   -----------   -----------   -----------
      Cash provided by (used in) operating activities......     (183,613)   (1,142,955)   (1,086,171)      230,706
                                                             -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment.......................     (225,421)      (99,030)      (69,347)     (167,686)
  Restricted cash..........................................     (500,000)      500,000       500,000            --
                                                             -----------   -----------   -----------   -----------
      Cash provided by (used in) investing activities......     (725,421)      400,970       430,653      (167,686)
                                                             -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Common stock issued upon option and warrant exercises....       29,969         8,788         8,788         4,375
  Payments on capital lease obligation.....................      (27,287)      (31,674)      (23,306)      (27,052)
  Purchase of common stock for treasury....................           --    (3,076,602)   (3,076,602)           --
  Payments received on notes receivable from
    stockholders...........................................           --        38,281        37,781            --
  Payments on long-term debt...............................   (3,300,000)           --            --            --
                                                             -----------   -----------   -----------   -----------
      Cash used in financing activities....................   (3,297,318)   (3,061,207)   (3,053,339)      (22,677)
                                                             -----------   -----------   -----------   -----------
Net cash and cash equivalents provided by discontinued
  operations...............................................    7,914,345            --            --            --
                                                             -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents.......    3,707,993    (3,803,192)   (3,708,857)       40,343
Cash and cash equivalents, beginning of period.............      288,388     3,996,381     3,996,381       193,189
                                                             -----------   -----------   -----------   -----------
Cash and cash equivalents, end of period...................  $ 3,996,381   $   193,189   $   287,524   $   233,532
                                                             ===========   ===========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest...................................  $    92,026   $     9,906   $     7,692   $     3,945
  Cash paid for income taxes...............................  $        --   $   212,284   $   200,000   $        --
Supplemental disclosure of non-cash investing and financing
  activities:
  Issuance of common stock for notes receivable from
    stockholders...........................................  $        --   $    85,177   $    85,177   $        --

  The accompanying notes are an integral part of these consolidated financial statements

                              VOICE FX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     Voice FX Corporation ("FX") provides Internet and interactive voice response telephone services, primarily to colleges and universities. These services include telephone and Internet grade reporting, financial aid status reporting, fee payment reporting, registration, and telephone and Internet transcript ordering. To date, all of FX's revenues have been in the U.S. and are reported through one operating segment. During 1997, FX sold its corporate teleservices division and its FX Direct, Inc. product sample distribution subsidiary business.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Voice FX Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. FX sold its only wholly-owned subsidiary during 1997.

  Cash, Cash Equivalents and Restricted Cash

     FX considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. Restricted cash represents amounts held in escrow associated with certain representations and warranties made by FX in connection with its sale of its teleservices division in 1997. The restricted cash was released to FX in full during 1998.

  Concentration of Credit Risk and Significant Customers

     Financial instruments which potentially expose FX to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. FX invests its excess cash primarily in money market funds of major financial institutions. FX provides credit to customers in the normal course of business. Collateral is not required for accounts receivable, but credit evaluations of customers' financial conditions are performed periodically. FX maintains reserves for potential credit losses and such losses have been within management's expectations.

     Revenues of approximately $638,000 (52%) were attributable to one customer during 1997. Revenues of approximately $637,000 (31%) and $309,000 (15%) were attributable to two customers during 1998. Revenues of approximately $637,000 (47%) were attributable to one customer during the nine months ended September 30, 1998 (unaudited). Revenues of approximately $3.1 million (79%) were attributable to one customer during the nine months ended September 30, 1999 (unaudited). Accounts receivable from three customers accounted for approximately $160,000 (50%), from two customers accounted for approximately $403,000 (76%) and from two customer accounted for approximately $652,000 (87%) (unaudited) of the total amounts due to FX at December 31, 1997 and 1998 and September 30, 1999, respectively.

  Prepaid Expenses and Other Current Assets

     At December 31, 1997, prepaid expenses and other current assets included approximately $437,000 of hardware equipment which was installed and recognized as revenue during 1998.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight line method over their estimated useful lives. Property and equipment held under capital leases are stated at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of

                              VOICE FX CORPORATION
the lease and are amortized using the straight-line method over the life of the related asset or the term of the lease. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the determination of net income (loss). Maintenance and repair costs are expensed as incurred.

     FX adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), on December 31, 1997. In accordance with SOP 98-1, FX capitalizes costs of software development for internal use which meet certain criteria and amortizes such costs on a straight-line basis over the life of the software. These assets are included in property and equipment.

  Software Development Costs

     Costs associated with purchased software, new products and enhancements to existing products are generally capitalized, after the establishment of technological feasibility, and amortized as the greater of the ratio of current revenues to total expected revenues from the product or the straight-line method over the remaining estimated economic life of the product. To date, costs of internally developed software which qualify for capitalization have not been material. All other research and development expenditures are charged to product development expense in the period incurred.

  Revenue Recognition

     FX derives revenue from annual membership fees from colleges and universities that allow the college or university's students to utilize FX's Internet and telephone services. Revenue from these memberships is recognized ratably over the annual term of the agreement. FX also derives revenue from corporate sponsors who advertise on FX's Internet website and through FX's telephone services. Revenue from the corporate sponsors is generally a set price per "play" of the sponsor's advertisement; accordingly, revenue from corporate sponsors is recognized as such plays are provided. Revenue from hardware sales is recognized when the hardware is delivered and all implementation services have been provided. Amounts invoiced or received in advance of revenue being earned are recorded as deferred revenue.

  General and Administrative Expense

     General and administrative expense for the year ended December 31, 1997 included costs of approximately $636,000 previously capitalized in anticipation of an initial public offering of FX's common stock. This anticipated offering did not occur and FX no longer has plans for such an offering; accordingly, costs previously capitalized were expensed.

  Income Taxes

     Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Accounting for Stock-Based Compensation

     FX accounts for stock-based awards to employees using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices equal to the fair market value of FX's common stock at the date of grant. FX has adopted the provisions of Statement of Financial Accounting Standards No. 123,

                              VOICE FX CORPORATION

"Accounting for Stock-Based Compensation," ("SFAS 123") through disclosure only. All stock-based awards to nonemployees are accounted for in accordance with SFAS No. 123.

  Comprehensive Income (Loss)

     Effective January 1, 1998, FX adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires the reporting of comprehensive income (loss) in addition to net income
(loss). Comprehensive income (loss) is a more inclusive reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 (unaudited), FX had no items qualifying as other comprehensive income (loss); accordingly, the adoption of SFAS 130 had no impact on FX's financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Data

     The interim financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 has been derived from unaudited financial statements of FX. Management believes FX's unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1998 and 1999 have not be audited and are not necessarily indicative of results to be expected for the full fiscal year.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is effective for FX's fiscal year ending December 31, 2001. FX does not expect the adoption of SFAS 133 to have a material effect on its financial position or results of operations.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting new business with a new class of customer, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. FX does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

                              VOICE FX CORPORATION

3.  PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at December 31, 1997 and 1998:

                                                ESTIMATED
                                               USEFUL LIFE
                                                 (YEARS)                1997         1998
                                               -----------           ----------   ----------
Computer equipment...................               5                $1,361,641   $1,432,575
Office furniture and equipment.......               5                    12,114       14,230
Software.............................               3                   502,830      528,810
Leasehold improvements...............  Shorter of estimated useful
                                          life or life of lease          18,309       18,309
                                                                     ----------   ----------
                                                                      1,894,894    1,993,924
Less: accumulated depreciation and
  amortization.......................                                   865,439    1,282,822
                                                                     ----------   ----------
                                                                     $1,029,455   $  711,102
                                                                     ==========   ==========

     At December 31, 1997 and 1998, fixed assets under capital leases included computer equipment with a cost of approximately $145,000 and accumulated depreciation of approximately $77,000 and $106,000, respectively.

     Depreciation expense for the years ended December 31, 1997 and 1998 was approximately $397,000 and $417,000, respectively.

4.  STOCKHOLDERS' EQUITY

  Notes Receivable from Stockholders

     At December 31, 1997, notes receivable from stockholders included two notes payable to FX for common stock option exercises during 1993. These notes, which did not have a stated interest rate, were due and paid in full during January 1998.

     In September 1998, two officers and directors exercised stock options to purchased 243,364 shares of FX's common stock, through the issuance of non-recourse notes payable to FX in the amount of $85,177. These notes had an interest rate of 6% and are due in September 2003. Interest earned during the year ended December 31, 1998 and the nine months ended September 30, 1999 was $1,482 and $1,545, respectively, and is included in interest income. In April 1999, FX's Board of Directors approved the forgiveness of all amounts due under these notes, resulting in a compensation charge of $1,142,837, based on the fair value of the underlying common stock on the date the notes were forgiven. This expense has been included in stock-based compensation expense for the nine months ended September 30, 1999.

  Warrants

     During 1996, FX received cash proceeds totaling $3,000,000 from the issuance of two separate notes payable. The notes had an interest rate of 13.5%. The noteholders were issued stock purchase warrants with the right to purchase 378,807 shares of FX's common stock at a price of $0.01 per share. These warrants were immediately exercisable. The warrants were ascribed a value of $954,593, which was recorded as additional paid-in capital and as a discount to the value of the note. This discount was recognized over the term of the note. The accretion of debt discount for these warrants during 1996 was $116,400. The notes were repaid in full during 1997 and accordingly, the remaining unamortized discount of $838,193 was recognized as an extraordinary loss on early extinguishment of debt in 1997. These warrants were exercised in full during 1998.

                              VOICE FX CORPORATION

  Treasury Stock

     On January 2, 1998, FX repurchased 2,213,384 shares (approximately 80%) of its outstanding common stock. These purchases were made in privately negotiated transactions at a price per share of $1.39. FX paid $1.21 per share of the repurchase price in January 1998 and made payments of $0.18 per share during July 1998 upon the release of the restricted cash balance. FX plans to use these repurchased shares for its employee stock option plans.

5.  STOCK OPTIONS AND WARRANTS

     During 1990, FX adopted the 1990 Stock Option Plan (the "1990 Plan"), which provides for the grant of incentive and non-qualified stock options for the purchase of up to 800,000 shares of FX's common stock by officers, employees, consultants and directors of FX. On March 20, 1998, the Board of Directors approved the adoption of the 1998 Stock Option Plan (the "1998 Plan"), which provides for the grant of incentive and non-qualified stock options up to an aggregate of 400,000 shares of FX's common stock to employees, officers, directors and consultants of FX. The Board of Directors is responsible for the administration of the 1990 Plan and the 1998 Plan. The Board determines the term of each option, the option price, the number of shares for which each option is granted and the rate at which each option is exercisable. Generally, options have a term of ten years and vest over a period of three to four years. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of FX's voting stock) and with a term not to exceed ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of FX's voting stock). Non-qualified stock options may be granted to any officer, employee, consultant or director.

     The following table summarizes activity of FX's option plans since January 1, 1997:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                                   EXERCISE
                                                         SHARES     PRICE
                                                        --------   --------
Outstanding at December 31, 1996......................   515,426    $2.73
     Granted..........................................        --       --
     Exercised........................................   (28,400)    1.06
     Canceled.........................................  (132,600)    2.86
                                                        --------
Outstanding at December 31, 1997......................   354,426     2.82
     Granted, at fair value...........................    57,000     1.39
     Granted, at below fair value.....................   314,108     0.35
     Exercised........................................  (286,364)    0.31
     Canceled.........................................  (334,426)    2.73
                                                        --------
Outstanding at December 31, 1998......................   104,744    $0.69
                                                        ========

     As of December 31, 1997 and 1998, options to purchase 117,849 and 85,244 shares of common stock, respectively, were exercisable with weighted-average exercise prices of $2.38 and $0.53, respectively. The weighted average fair value per share of options granted at fair value and below fair value during 1998 was approximately $0.95 and $1.22, respectively. As of December 31, 1998, 28,892 shares were available for future grant under the 1998 Plan.

                              VOICE FX CORPORATION

     The following table summarizes the stock options outstanding at December 31, 1998:

                      WEIGHTED
                       AVERAGE
                      REMAINING
EXERCISE             CONTRACTUAL     SHARES
 PRICE     SHARES       LIFE       EXERCISABLE
--------   -------   -----------   -----------
 $0.35      70,744    9.7 years      70,744
 $1.39      34,000    9.6 years      14,500
           -------                   ------
           104,744                   85,244
           =======                   ======

     During 1998, FX's Board of Directors authorized that all employee options under the 1990 Plan would be eligible to be exchanged for options with an exercise price at the then fair market value, as determined by the Board of Directors, of $1.39 per share. Prior to the repricing, these options had exercise prices ranging from $2.92 to $3.04 per share. This cancellation and reissuance of stock options affected options for 286,426 shares.

     During 1998, FX granted stock options to purchase 314,108 shares of common stock with an exercise price of $0.35 per share. Relating to these options, FX recorded compensation expense of $326,672, representing the aggregate difference between the estimated fair value of the common stock on the date of grant and the exercise price of those options. As the options were immediately exercisable, the compensation expense was fully recognized in 1998 and was also recorded as a component of additional paid-in capital within stockholders' equity.

     Had compensation cost been determined based on the fair value at the grant date for awards in fiscal years 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, FX's net losses from continuing operations before extraordinary loss for 1997 and 1998 would have been $2,334,379 and $1,669,647, respectively. For this purpose, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; no volatility; risk-free interest rate of 5.5%; and an expected option term of four years. Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of the pro forma results for future years.

6.  RELATED PARTY TRANSACTIONS

     In January 1998, FX advanced a total of $32,009 to two officers and directors. These advances were payable upon demand and did not have a stated interest rate. In April 1999, FX's Board of Directors approved the forgiveness of these advances, resulting in a compensation charge of $32,009. This expense has been included in general and administrative expenses for the nine months ended September 30, 1999.

7.  DISCONTINUED OPERATIONS

     During 1997, FX sold its sample distribution business and its corporate teleservices division. The acquirer purchased all related assets and assumed certain related liabilities of these businesses, including accounts receivable, accounts payable, accrued and prepaid expenses and deferred revenue. As of December 31, 1997 and 1998, there were no assets or liabilities related to these businesses recorded in FX's financial statements.

     Operating results of these businesses from January 1, 1997 through the date of disposition have been reflected within the statement of operations as discontinued operations. Revenue of the sold businesses for the year ended December 31, 1997 was approximately $1,124,000, which has been included within the loss from discontinued operations.

                              VOICE FX CORPORATION

8.  INCOME TAXES

     At December 31, 1997 and 1998, FX's deferred tax assets of approximately $150,000 and $300,000, respectively, consisted primarily of net operating loss carryforwards. FX has provided a valuation allowance for the full amount of its net deferred tax assets as the realization of these future benefits cannot be reasonably assured at December 31, 1998.

     At December 31, 1998, FX had federal and state net operating loss carryforwards of approximately $600,000 and $950,000, respectively, available to reduce future taxable income. The federal and state net operating loss carryforwards begin to expire in 2011.

     As a result of the 1997 sale of the teleservices and sample distribution businesses, FX recognized a gain of approximately $6.7 million. FX utilized approximately $3.5 million of its federal tax loss carryforwards and approximately $1.0 million of its state tax loss carryforwards to reduce the taxable gain. As a result, total federal and state corporate income taxes for 1997 were approximately $220,000, which are included within the gain on disposal of discontinued operations.

9.  COMMITMENTS

     FX leases its office space under noncancelable operating leases. Total rent expense under these operating leases for the years ended December 31, 1997 and 1998 was approximately $76,000 and $68,000, respectively. FX also leases certain equipment under a capital lease.

     Future minimum lease payments under all noncancelable operating and capital leases as of December 31, 1998 are as follows:

                                                      OPERATING    CAPITAL
              YEAR ENDING DECEMBER 31,                 LEASES       LEASE
              ------------------------                ---------    -------
1999................................................  $ 81,582     $41,332
2000................................................    20,433      10,333
                                                      --------     -------
                                                      $102,015      51,665
                                                      ========
Less: amount representing interest..................                 4,822
                                                                   -------
Present value of future minimum lease payments......                46,843
Less: amounts due within one year...................                36,763
                                                                   -------
Long-term portion...................................               $10,080
                                                                   =======

10.  401(K) SAVINGS PLAN

     FX has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees of FX who meet certain requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The terms of the plan provide for FX to assume the cost of plan administration. FX may make contributions to the 401(k) Plan at the discretion of management; to date, no contributions by FX have been made to the 401(k) Plan.

11.  SUBSEQUENT EVENT

     On October 7, 1999, FX completed a merger with Student Advantage, Inc. whereby Student Advantage acquired all of the common stock of FX by paying approximately $1.1 million in cash and issuing 430,082 shares of Student Advantage common stock. Assets acquired by Student Advantage consist of all tangible assets of FX, as well as customer relationships, patents, completed technology and FX's workforce.

                          UNAUDITED PRO FORMA COMBINED
                              FINANCIAL STATEMENT

     On October 7, 1999, SA Acquisition II, Inc. ("SA"), a wholly owned subsidiary of Student Advantage, Inc. (the "Company"), merged into Voice FX Corporation ("FX") pursuant to an Agreement and Plan of Merger by and among the Company, SA and FX, dated September 27, 1999. At the close of the transaction, FX became a wholly-owned subsidiary of the Company. Voice FX provides Internet and interactive voice response telephone services to college and university students, primarily grade reporting, transcript ordering and financial aid status reporting.

     All of the outstanding capital stock of FX was converted into 430,082 shares of Common Stock, $.01 par value, of the Company and $1.1 million in cash. Additionally, the Company assumed outstanding FX stock options, which were converted into options to purchase an aggregate of 59,687 shares of Company Common Stock. The exchange rate used to convert the capital stock and options of FX into Common Stock and options of the Company and cash were determined as a result of arms length negotiation.

     The unaudited pro forma combined statement of operations for the year ended December 31, 1999 presents the results of operations of the Company and FX on a combined basis assuming the acquisition had occurred on January 1, 1999. The acquisition was accounted for under the purchase method of accounting; accordingly, the results of operations of FX were included in the results of the Company as reported from October 7, 1999. The pro forma column for FX represents its results of operations in 1999 prior to the acquisition. All material adjustments to reflect the acquisition are set forth in the column "Pro Forma Adjustments." An unaudited pro forma combined balance sheet is not presented here since all effects of the acquisition are reflected in the consolidated balance sheet of the Company as of December 31, 1999, which is presented elsewhere herein.

     The pro forma data is for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had the Company and FX been operating as a combined entity for the specified periods. The unaudited pro forma combined financial statement should be read in conjunction with the historical financial statements of the Company, including the notes thereto.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                STUDENT
                                              ADVANTAGE,                       PRO          PRO
                                                 INC.         VOICE FX        FORMA        FORMA
                                             (AS REPORTED)   CORPORATION   ADJUSTMENTS    COMBINED
                                             -------------   -----------   -----------    --------
Revenue
     Subscription..........................    $   7,838       $    --       $    --      $  7,838
     Other.................................       19,806         3,927            --        23,733
                                               ---------       -------       -------      --------
Total revenue..............................       27,644         3,927            --        31,571
Costs and expenses
     Cost of subscription revenue..........        2,365            --            --         2,365
     Cost of other revenue.................       13,178         2,067          (296)(b)    14,949
     Product development...................        9,654           411            --        10,065
     Sales and marketing...................       11,704           776            --        12,480
     General and administrative............        8,543           635           (19)(b)     9,159
     Depreciation and amortization.........        1,994            --         1,437(a)(b)    3,431
     Stock-based compensation..............        1,119         1,143            --         2,262
                                               ---------       -------       -------      --------
Total costs and expenses...................       48,557         5,032         1,122        54,711
                                               ---------       -------       -------      --------
Loss from operations.......................      (20,913)       (1,105)       (1,122)      (23,140)
Interest income (expense), net.............        1,358             1            --         1,359
                                               ---------       -------       -------      --------
Net loss...................................    $ (19,555)      $(1,104)      $(1,122)     $(21,781)
                                               =========       =======       =======      ========
Basic and diluted net loss per share.......    $   (0.71)                                 $  (0.79)
                                               =========
Shares used in computing basic and diluted
  net loss per share.......................       27,410                         323(c)     27,733
                                               =========                     =======      ========


    The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                            STUDENT ADVANTAGE, INC.
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

     a.) To reflect the amortization, on a straight-line basis, of goodwill and other intangible assets acquired, as if the acquisition had occurred on January 1, 1999, over their expected useful lives of between three and five years.

     b.) To reclassify certain expenses within cost of other revenue and general and administrative expenses to conform to Student Advantage's historical presentation.

     c.) The calculation of pro forma weighted-average number of shares outstanding includes the weighted-average number of common shares outstanding of Student Advantage for the year ended December 31, 1999, adjusted to give effect to the issuance of 430,082 shares of Student Advantage's common stock in connection with the acquisition, as if such shares had been outstanding since January 1, 1999. The calculation does not include the effect of common stock equivalents as their inclusion would be antidilutive.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            [STUDENT ADVANTAGE LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

SEC registration fee........................................  $  7,153
Accounting fees and expenses................................    50,000
Legal fees and expenses.....................................    75,000
Printing and mailing expenses...............................    45,000
Miscellaneous...............................................     2,847
                                                              --------
          Total.............................................   180,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article NINTH of the Registrant's Amended and Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of the Registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Registrant has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Registrant's Amended and Restated Certificate of Incorporation. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees and associated legal expenses), judgments, fines and amounts paid in settlement amounts, actually and reasonably incurred by any such person's services as a director or officer of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant, if such officer or director acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to the best interests of the Registrant and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order is information regarding shares of common stock issued and options granted by the Registrant since January 1997. Further included is the consideration, if any, received by the Registrant for such shares, warrants and options and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

  (a) Issuances of Capital Stock.

 1. In January 1997, Mr. Sozzi exercised options to purchase 870 membership units of Student Advantage LLC for $87,818.

 2. In April 1997, Student Advantage LLC issued 239 membership units to Mr. Liniado in satisfaction of obligations under an asset purchase agreement.

 3. In April 1997, Student Advantage LLC issued 200 membership units to Ms. Abegglen in satisfaction of a $24,000 note.

 4. In December 1997, Student Advantage LLC issued 270 membership units to The Main Quad, Inc. in connection with an asset purchase agreement. In October 1998, Student Advantage issued an additional 480 membership units in satisfaction of obligations under an ancillary agreement to such asset purchase agreement.

 5. In January 1998, Ms. Abegglen exercised options to purchase 350 membership units of Student Advantage LLC for $164,914.

 6. On October 20, 1998, in connection with the recapitalization of Student Advantage LLC, Student Advantage, Inc. issued a total of 16,133,892 shares of common stock and 1,497,036 shares of Series A Convertible Preferred Stock (convertible into 4,491,108 shares of common stock) in exchange for LLC membership units.

 7. On October 20, 1998, the Registrant sold an aggregate of 1,250,000 shares of Series A Convertible Preferred Stock (convertible into 3,750,000 shares of common stock) to Greylock IX Limited Partnership and Marc Turtletaub for an aggregate of $10.0 million.

 8. On May 27, 1999, in connection with the acquisition of substantially all of the assets of Mentor Interactive Corp., the Registrant issued 18,056 shares of common stock and a warrant to purchase 24,000 shares of common stock at an exercise price of $11.08 per share.

 9. On June 11, 1999, in connection with the acquisition of Transaction Service Providers, Inc., the Registrant issued 195,000 shares of common stock to the stockholders of Transaction Service Providers, Inc.

10. On June 18, 1999, in connection with the acquisition of University Netcasting, Inc., the Registrant issued 2,438,875 shares of common stock to the stockholders of University Netcasting, Inc. and assumed options to purchase a total of 66,634 shares of common stock.

11. On July 21, 1999, in connection with entering into a marketing agreement with Lycos, Inc., the Registrant issued a warrant to purchase 550,000 shares of common stock at an exercise price of $10.875 per share to Lycos, Inc.

12. On October 7, 1999, in connection with the acquisition of Voice FX Corporation, the Registrant issued 430,082 shares of common stock to the stockholders of Voice FX Corporation and assumed options to purchase a total of 59,687 shares of common stock.

     (b) Certain Grants and Exercises of Stock Options. The Registrant's 1998 Stock Incentive Plan and the 1998 California Stock Incentive Plan were adopted by the Board of Directors and approved by the stockholders of the Registrant on December 10, 1998. As of June 18, 1999, options to purchase 869,811 shares of common stock had been exercised for a consideration of $289,937 under the Registrant's 1998 Stock Incentive Plan and options to purchase an aggregate of 3,342,039 shares of common stock were outstanding under the Registrant's 1998 Stock Incentive Plan and 1998 California Stock Incentive Plan.

     The securities issued in the foregoing transactions were either (i) offered and sold in reliance upon exemptions from Securities Act registration set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, or
(ii) in the case of certain options to purchase shares of common stock and shares of common stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Amended and Restated Certificate of Incorporation of the
          Registrant.(3)
  3.2     Amended and Restated By-Laws of the Registrant.(3)
  4.1     Specimen certificate for shares of common stock.(1)
  5       Opinion of Hale and Dorr LLP.*
 10.1     1998 Stock Incentive Plan, including form of stock option
          agreement for incentive stock option.(1)
 10.2     1999 Employee Stock Purchase Plan.(1)
 10.3     Loan and Security Agreement between USTrust Bank and the
          Registrant, dated March 31, 1999.(1)
 10.4     Form of Indemnification Agreement between the Registrant and each of its directors and officers.(1)
 10.5     Investor Rights Agreement, dated as of October 20, 1998,
          among the Registrant and certain stockholders.(1)
 10.6     Employment Agreement, dated March 25, 1996, between the
          Registrant and Raymond V. Sozzi, Jr., as amended by First
          Amendment to Employment Agreement, dated as of October 20,
          1998.(1)
 10.7     Agreement, effective as of February 1, 1997, between AT&T
          Communications, Inc. and the Registrant.+(1)
 10.8     Marketing Agreement, effective February 1, 1998, between
          AT&T Corp. and the Registrant.+(1)
 10.9     Notice of AT&T's Election to Extend Agreements, dated July
          14, 1998.(1)
 10.10    Leases for premises at 280 Summer Street, Boston,
          Massachusetts.(1)
 10.11    Investment Agreement, dated March 25, 1996, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.12    Letter Agreement, dated September 8, 1997, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.13    Letter Agreement, dated October 20, 1998, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.14    Mailing and Fulfillment Services Agreement, dated August 8,
          1996, between the Registrant and Aero Fulfillment
          Services.(1)
 10.15    Promissory Note (Equipment) to USTrust dated March 31,
          1999.(1)
 10.16    Master Note to USTrust Bank dated March 31, 1999.(1)
 10.17    Letter Agreement, dated May 3, 1999, between the Registrant and Ronald J. Kos.(1)
 10.18    Letter Agreement, dated May 20, 1999, between AT&T
          Communications, Inc. and the Registrant.+(1)
 10.19    Common Stock Purchase Warrant, dated July 21, 1999 issued to
          Lycos, Inc.(2)
 10.20    Sublease, dated as of May 20, 1999, between the Registrant and Morrison, Mahoney & Miller, LLP.*
 21       Subsidiaries of the Registrant.(3)
 23.1     Consent of PricewaterhouseCoopers LLP (Student Advantage,
          Inc.).
 23.2     Consent of PricewaterhouseCoopers LLP (Voice FX
          Corporation).
 23.3     Consent of Hale and Dorr LLP (included in Exhibit 5).*
 27       Financial Data Schedule.


---------------

(1) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-75807).



(2) Incorporated herein by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.



(3) Incorporated herein by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.



  * Previously filed.

   + Confidential treatment previously granted by the Securities and Exchange
     Commission as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.


  (b) Financial Statement Schedules


     All schedules have been omitted because they are not required or because the required information is given in the Registrant's Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Amended and Restated Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on this 30th day of March, 2000.

                                          STUDENT ADVANTAGE, INC.

                                          By:  /s/ CHRISTOPHER B. ANDREWS
                                            ------------------------------------
                                                   Christopher B. Andrews
                                                  Vice President, Finance
                                               and Administration, Treasurer
                                                       and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                           DATE
                ---------                                -----                           ----

                    *                         Chairman of the Board,                March 30, 2000
------------------------------------------      President and Chief
          Raymond V. Sozzi, Jr.                 Executive Officer

        /s/ CHRISTOPHER B. ANDREWS            Vice President, Finance and           March 30, 2000
------------------------------------------      Administration, Treasurer
          Christopher B. Andrews                and Secretary (Principal
                                                Financial and Accounting
                                                Officer)

                    *                         Director                              March 30, 2000
------------------------------------------
             John M. Connolly

                    *                         Director                              March 30, 2000
------------------------------------------
            William S. Kaiser

                    *                         Director                              March 30, 2000
------------------------------------------
             John S. Katzman

                    *                         Director                              March 30, 2000
------------------------------------------
            Marc J. Turtletaub

                    *                         Director                              March 30, 2000
------------------------------------------
             Charles E. Young

     * By: /s/ CHRISTOPHER B. ANDREWS
   -----------------------------------
          Christopher B. Andrews
             Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Amended and Restated Certificate of Incorporation of the
          Registrant.(3)
  3.2     Amended and Restated By-Laws of the Registrant.(3)
  4.1     Specimen certificate for shares of common stock.(1)
  5       Opinion of Hale and Dorr LLP.*
 10.1     1998 Stock Incentive Plan, including form of stock option
          agreement for incentive stock option.(1)
 10.2     1999 Employee Stock Purchase Plan.(1)
 10.3     Loan and Security Agreement between USTrust Bank and the
          Registrant, dated March 31, 1999.(1)
 10.4     Form of Indemnification Agreement between the Registrant and each of its directors and officers.(1)
 10.5     Investor Rights Agreement, dated as of October 20, 1998,
          among the Registrant and certain stockholders.(1)
 10.6     Employment Agreement, dated March 25, 1996, between the
          Registrant and Raymond V. Sozzi, Jr., as amended by First
          Amendment to Employment Agreement, dated as of October 20,
          1998.(1)
 10.7     Agreement, effective as of February 1, 1997, between AT&T
          Communications, Inc. and the Registrant.+(1)
 10.8     Marketing Agreement, effective February 1, 1998, between
          AT&T Corp. and the Registrant.+(1)
 10.9     Notice of AT&T's Election to Extend Agreements, dated July
          14, 1998.(1)
 10.10    Leases for premises at 280 Summer Street, Boston,
          Massachusetts.(1)
 10.11    Investment Agreement, dated March 25, 1996, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.12    Letter Agreement, dated September 8, 1997, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.13    Letter Agreement, dated October 20, 1998, between the
          Registrant and Princeton Review Publishing, L.L.C.(1)
 10.14    Mailing and Fulfillment Services Agreement, dated August 8,
          1996, between the Registrant and Aero Fulfillment
          Services.(1)
 10.15    Promissory Note (Equipment) to USTrust dated March 31,
          1999.(1)
 10.16    Master Note to USTrust Bank dated March 31, 1999.(1)
 10.17    Letter Agreement, dated May 3, 1999, between the Registrant and Ronald J. Kos.(1)
 10.18    Letter Agreement, dated May 20, 1999, between AT&T
          Communications, Inc. and the Registrant.+(1)
 10.19    Common Stock Purchase Warrant, dated July 21, 1999 issued to
          Lycos, Inc.(2)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 10.20    Sublease, dated as of May 20, 1999, between the Registrant and Morrison, Mahoney & Miller, LLP.*
 21       Subsidiaries of the Registrant.(3)
 23.1     Consent of PricewaterhouseCoopers LLP (Student Advantage,
          Inc.).
 23.2     Consent of PricewaterhouseCoopers LLP (Voice FX
          Corporation).
 23.3     Consent of Hale and Dorr LLP (included in Exhibit 5).*
 27       Financial Data Schedule.


---------------


(1) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-75807).



(2) Incorporated herein by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.



(3) Incorporated herein by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.



 *  Previously filed.


 + Confidential treatment previously granted by the Securities and Exchange Commission as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.